THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(5)
                         Registration Nos. 333-84120, 333-84120-01, 333-84120-02
                  SUBJECT TO COMPLETION, DATED APRIL 15, 2002

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 26, 2002)

                                3,600,000 SHARES

                           [TEMPLE-INLAND INC. LOGO]

                                  Common Stock

                              $         per share
                               ------------------
     We are selling 3,600,000 shares of our common stock. We have granted the underwriters an option to purchase up to 540,000 additional shares of common stock to cover over-allotments.

     Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "TIN." The last reported sale price of our common stock on the New York Stock Exchange on April 12, 2002 was $56.40 per share.

     Concurrently with this offering of common stock, we are also making an offering of 6,000,000 Upper DECS, plus up to an additional 900,000 Upper DECS if the underwriters for that offering exercise their over-allotment option in full. Neither offering is conditioned on the other.
                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-9.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public Offering Price.......................................    $         $
Underwriting Discount.......................................    $         $
Proceeds to Temple-Inland Inc. (before expenses)............    $         $

     The underwriters expect to deliver the shares to purchasers on           ,
2002.
                               ------------------

        SOLE BOOKRUNNER
SALOMON SMITH BARNEY                                                 UBS WARBURG
                               ------------------

ABN AMRO ROTHSCHILD LLC                                       TD SECURITIES INC.

          , 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AS APPLICABLE.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT

Summary.....................................................   S-1
Risk Factors................................................   S-9
Cautionary Statement About Forward-Looking Statements.......  S-13
Use of Proceeds.............................................  S-14
Capitalization..............................................  S-15
Our Business................................................  S-16
Our Executive Officers and Directors........................  S-17
Concurrent Offering.........................................  S-22
Price Range of Common Stock and Dividend Policy.............  S-26
Description of Capital Stock................................  S-26
Unaudited Pro Forma Combined Financial Statements...........  S-27
Selected Financial Data.....................................  S-35
Management's Discussion and Analysis of Financial Conditions
  and Results of Operations.................................  S-37
Certain United States Federal Income Tax Consequences to
  Non-U.S. Holders..........................................  S-56
Underwriting................................................  S-58
Legal Matters...............................................  S-60
Experts.....................................................  S-60
Where You Can Find More Information.........................  S-60

                            PROSPECTUS

About this Prospectus.......................................    ii
Where You Can Find More Information.........................    ii
Incorporation of Certain Documents by Reference.............   iii
Cautionary Statement About Forward-Looking Statements.......   iii
About Temple-Inland Inc. ...................................     1
About the Temple-Inland Trusts..............................     3
Use of Proceeds.............................................     4
Ratio of Earnings to Fixed Charges..........................     4
Description of the Securities We May Offer..................     6
Description of Debt Securities..............................     6
Description of Common Stock.................................    17
Description of Preferred Stock..............................    20
Description of Depositary Shares............................    21
Description of Warrants.....................................    23
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................    24
Description of Upper DECS(SM)...............................    24
Description of the Trust Preferred Securities...............    26
Description of the Trust Preferred Securities Guarantee.....    28
Relationship Among the Trust Preferred Securities, the Debt
  Securities and the Guarantee..............................    31
Plan of Distribution........................................    32
Legal Matters...............................................    33
Experts.....................................................    34

---------------

(SM) Service mark of Salomon Smith Barney Inc.

                                    SUMMARY

     This summary highlights certain information incorporated by reference or appearing elsewhere in this prospectus supplement or the accompanying prospectus. As a result, it is not complete and does not contain all of the information that you should consider before purchasing our common stock. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. References to "Temple-Inland" refer to Temple-Inland Inc. Unless the context requires otherwise, references to "we," "us" and "our" refer collectively to Temple-Inland and its subsidiaries.

                               TEMPLE-INLAND INC.

OVERVIEW

     We are a holding company and conduct all of our operations through our subsidiaries. Our business is divided among three groups:

     - the paper group, which manufactures corrugated packaging products;

     - the building products group, which manufactures a wide range of building products and manages our forest resources of approximately 2.1 million acres of timberland in Texas, Louisiana, Georgia and Alabama; and

     - the financial services group, which engages in savings bank, mortgage banking, real estate and insurance brokerage activities.

  THE PAPER GROUP

     The paper group is operated by Inland Paperboard and Packaging, Inc. On a pro forma basis after giving effect to the acquisition of Gaylord Container Corporation, the group's revenue in 2001 would have been $2.8 billion, or 57% of our pro forma consolidated revenues. The paper group is a vertically integrated corrugated packaging operation that includes:

     - six linerboard mills;

     - one corrugating medium mill; and

     - 82 converting facilities.

     Our paper group is focused on a single grade of paper, containerboard. Containerboard is the largest segment of the paper market and is used to make corrugated packaging. We believe this grade is well positioned for the future due to a decline in industry containerboard capacity and the fact that no announcements relating to the installation of any new capacity over the next few years have been made.

     The paper group converts containerboard that it manufactures into a complete line of corrugated packaging and point-of-purchase displays. Our nationwide network of box plants produces a wide range of products from commodity brown boxes to intricate die cut containers that can be printed with multi-color graphics. The corrugated boxes are sold to a variety of customers in the food, paper, glass containers, chemical, appliance and plastics industries, among others.

     During 2001, the paper group served about 7,000 customers with approximately 9,000 shipping destinations. The largest single customer accounted for approximately 5% and the ten largest customers accounted for approximately 25% of our 2001 corrugated packaging revenues. Costs of freight and customer service requirements necessitate the location of box plants relatively close to customers. Each of our plants tends to service a market within a 150-mile radius of the plant.

     Sales of corrugated shipping containers track changing population patterns and other demographics. Historically, there has been a correlation between the demand for containers and containerboard and real growth in the United States gross domestic product, particularly the non-durable goods segment.

     On April 5, 2002, we completed our acquisition of Gaylord Container Corporation for approximately $868 million. Gaylord manufactures and sells corrugated containers and multiwall and retail paper bags. The operations of Gaylord consist of two containerboard mills, one unbleached kraft paper mill, 19 corrugating converting facilities, two multiwall bag plants and four retail bag plants. The acquisition of Gaylord will further our strategy to enhance return on investment by building a high-performance, fully-integrated corrugated packaging operation.

     We believe the Gaylord acquisition will:

     - increase market share and further industry consolidation;

     - increase revenues and improve customer mix;

     - provide opportunities for significant synergies;

     - provide opportunities for capacity rationalization and increased integration; and

     - provide opportunities for dispositions of non-core assets.

  THE BUILDING PRODUCTS GROUP

     The building products group is operated by Temple-Inland Forest Products Corporation. Its revenue for 2001 was $726 million, or 15% of our 2001 pro forma consolidated net revenues after giving effect to the acquisition of Gaylord Container Corporation. The building products group manufactures a wide range of building products, including:

     - lumber;

     - particleboard;

     - medium density fiberboard;

     - gypsum wallboard; and

     - fiberboard.

     We sell building products throughout the continental United States and in Canada, with the majority of sales occurring in the southern United States. The ten largest customers accounted for approximately 30% of the building products group's 2001 sales. The building products business is heavily dependent upon the level of residential housing expenditures, including the repair and remodeling market. The building products group's converting operations are located near many of the fastest growing U.S. metropolitan areas. This geographic positioning, coupled with a commitment to deliver quality products and service, provides a strategic advantage for servicing the Company's building products customers.

     The building products group also manages our 2.1 million acres of timberland. These lands are an important strategic asset and provide approximately 70% of the virgin fiber requirements of our containerboard mills and 60% of the raw material requirements for the building products operations.

     Based on a study completed during 2001, we identified 1,800,000 acres of our timberlands as strategic and core, 160,000 acres as high-value land with the potential for real estate development and 110,000 acres as non-strategic. During September 2001, we sold 78,000 acres of our non-strategic land. We expect to sell the remaining non-strategic land over time.

  THE FINANCIAL SERVICES GROUP

     The financial services group is operated by subsidiaries of Temple-Inland Financial Services Inc. Its revenue for 2001 was $1.4 billion, or 28% of our 2001 pro forma consolidated net revenues after giving effect to the acquisition of Gaylord Container Corporation. The financial services group engages in:

     - savings bank;

     - mortgage banking;

     - real estate; and

     - insurance brokerage activities.

     Savings Bank. Our savings bank, Guaranty Bank, a federally-chartered stock savings bank, conducts its business through 152 banking centers in Texas and California. Guaranty's 108 Texas banking centers are concentrated in the metropolitan areas of Houston, Dallas/Fort Worth, San Antonio and Austin, as well as the central and eastern regions of the state. The 44 California banking centers are concentrated in Southern California and the Central Valley. The primary activities of Guaranty include providing deposit products to the general public, investing in single-family adjustable-rate mortgages, lending for the construction of real estate projects and the financing of business operations.

     Mortgage Banking. Mortgage banking is conducted through Guaranty Residential Lending, Inc., a subsidiary of Guaranty Bank. Guaranty Residential Lending arranges financing of single-family mortgage loans (primarily Fannie Mae, Freddie Mac and Ginnie Mae), securitizes the loans and sells the loans into the secondary market. The mortgage bank typically retains the servicing rights on approximately one-third of the loans it originates and sells the remainder to third parties. At the end of 2001, the mortgage banking operation was servicing $11.6 billion in mortgage loans. The mortgage banking operation produced $7.6 billion in mortgage loans during 2001.

     Real Estate. The financial services group is involved in the development of 48 residential subdivisions in Texas, California, Colorado, Florida, Georgia, Missouri, Tennessee and Utah. Real estate activities also include ownership of ten commercial properties, including properties owned by subsidiaries through joint venture interests.

     Insurance Brokerage. Subsidiaries of the financial services group are engaged in the brokerage of commercial and personal lines of property, casualty, life and group health insurance products. One of these subsidiaries is an insurance agency that administers the marketing and distribution of several mortgage-related personal life, accident and health insurance programs.

TRANSFORMATION

     Over the past two years, we have been transforming Temple-Inland into a market-driven, customer-focused company in order to improve financial performance. Our goal is to deliver a superior rate of return for shareholders over economic cycles. In order to accomplish this, we have implemented strategies to improve profitability and returns by meeting the needs of our customers, matching production with demand across all product lines, controlling capital and reducing costs. In addition, our compensation programs have been aligned so that our employees focus on returns and value creation for our shareholders. Our unique mix of businesses, locations and market focus provide the opportunity to meet our goals and provide the foundation for further growth.

     We have made significant progress in the transformation of our company. We believe we rank in the top quartile in the industry based on return on investment, but our objective is to be consistently at the top.

OUR BUSINESS STRATEGIES

     Our overall objective is to deliver a superior rate of return for our shareholders over economic cycles. Our specific business strategies include the following:

     - creating value by remaining focused on customers and products, the cornerstone principles of a market driven company;

     - matching production with demand across all product lines;

     - increasing the integration of the paper group's containerboard and corrugated packaging operations, thereby reducing reliance on the more volatile spot and export markets for containerboard;

     - growing through acquisitions that meet our return requirements, rather than building new facilities;

     - maintaining high-quality, low-cost assets; and

     - maintaining strict financial discipline.

OUR COMPETITIVE STRENGTHS

     Our key competitive strengths include:

     - our strong position in the paper and building products segments;

     - our acquisition of Gaylord, which serves as an excellent strategic fit with our existing businesses and makes us the third largest corrugated packaging manufacturer in North America;

     - our strong track record for integrating acquisitions;

     - our returns from financial services exceed our cost of capital and improve our return on investment; and

     - our focused management team, whose compensation is directly tied to our return on investment.

                                  THE OFFERING

Common stock offered..........   3,600,000 shares

Use of proceeds...............   The net proceeds of this offering, after
                                 deducting offering expenses, are estimated to
                                 be approximately $     million, which will be
                                 used to repay a portion of our outstanding debt related to our acquisition of Gaylord Container
                                 Corporation and for other corporate purposes.

Dividend policy...............   We have paid a quarterly dividend on our common
                                 stock of $0.32 per share since the dividend paid on September 13, 1996. We review our dividend policy periodically, and the declaration of any future dividends will necessarily depend upon our earnings and financial requirements and other factors within our Board's discretion.

Voting rights.................   One vote per share

New York Stock Exchange
symbol........................   Our common stock is listed on the New York
                                 Stock Exchange and the Pacific Exchange under the symbol "TIN."

                              CONCURRENT OFFERING

     We are also offering, in a concurrent offering, $300 million of our Upper DECS, plus up to an additional $45 million of Upper DECS if the over-allotment option for that offering is exercised in full. Each Upper DECS initially consists of a purchase contract to purchase shares of our common stock and $50 principal amount of our senior notes due 2007. The purchase contract requires the holder to purchase from us, and us to sell to the holder, a number of shares
of our common stock on           , 2005. The number of shares of common stock
that each holder will be required to purchase, and we will be obligated to sell, will be determined based on the average trading price of our common stock at
that time, but will not be more than           or less than
shares of our common stock. The purchase contracts will pay quarterly contract
adjustment payments at the annual rate of   %. The   % senior notes, which will
be pledged to secure each holder's obligations under the related purchase
contract, will pay interest quarterly at the annual rate of   % on their
principal amount through and including           , 2005, which rate is expected
to be reset as of the third business day immediately preceding           , 2005.
This common stock offering and the concurrent offering of Upper DECS are not conditioned on each other.

                              RECENT DEVELOPMENTS

     On April 15, 2002, we reported the following first quarter 2002 results:

                                                               FIRST QUARTER
                                                              ---------------
                                                               2002     2001
                                                              ------   ------
                                                               (IN MILLIONS)
Income from continuing operations...........................  $   15   $   12
Effect of accounting change.................................     (11)      (2)
                                                              ------   ------
Net income..................................................  $    4   $   10
                                                              ======   ======
Diluted earnings per share:
Income from continuing operations...........................  $ 0.30   $ 0.24
Effect of accounting change.................................   (0.22)   (0.04)
                                                              ------   ------
Net income..................................................  $ 0.08   $ 0.20
                                                              ======   ======

     Included in our income from continuing operations for the quarter were the effect of our acquisition of Gaylord and a charge related to cost reduction initiatives at the financial services group. We acquired effective control of Gaylord and began consolidating the results of Gaylord on March 1, 2002. Gaylord contributed $5 million to the paper group's segment operating income in the quarter. This contribution, however, was offset by a similar increase in interest expense related to financing costs of the acquisition. Therefore, these acquired operations had a minimal effect on first quarter 2002 income from continuing operations. Also during the quarter, we recognized a $6 million charge related to initiatives of the financial services group to lower costs. This charge includes one time severance costs and the write-off of technology investments. Excluding this charge, income from continuing operations would have been $19 million, or $0.38 per diluted share.

     Beginning January 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under this statement, amortization of goodwill and other indefinitely lived intangible assets would be precluded but would be periodically measured for impairment. The cumulative effect of adopting this statement was to reduce first quarter 2001 net income by $11 million or $0.22 per diluted share as a result of a $18 million goodwill impairment associated with the paper group's pre-2001 specialty packaging acquisitions.

     The paper group reported operating income of $22 million in first quarter 2002, including the $5 million contributed from Gaylord. This compares with $21 million in first quarter 2001 and $27 million in fourth quarter 2001. Excluding the operations of Gaylord, shipments of corrugated containers were down approximately 4% compared with first quarter 2001, but up 2% compared with fourth quarter 2001 levels. Containerboard production was curtailed by approximately 100,000 tons in the quarter.

     Average prices for corrugated containers in first quarter 2002 were 3% lower than first quarter 2001 and down approximately 1% compared with fourth quarter 2001. The cost of old corrugated containers was down 5% compared with first quarter 2001 and flat compared with fourth quarter 2001.

     The building products group reported operating income of $10 million in the quarter, compared with an operating loss of $9 million in first quarter 2001 and an operating loss of $4 million in fourth quarter 2001. Operating income in first quarter 2002 included $8 million from ongoing initiatives to sell smaller tracts of high-value timberland.

     Lumber prices in first quarter 2002 were flat compared with first quarter 2001, but up 9% compared with fourth quarter 2001. Average prices for particleboard were down 12% compared with first quarter 2001 and down 6% compared with fourth quarter 2001. Medium density fiberboard prices were up 5% compared with first quarter 2001, but down 3% compared with fourth quarter 2001. A price increase for gypsum was implemented in March and first quarter 2002 prices were up 24% compared with first quarter 2001 and flat compared with fourth quarter 2001. Although demand for most products improved throughout the quarter, the Company continued to curtail production in all products to match customer demand.

     The financial services group reported operating income of $34 million in the quarter compared with operating income of $45 million in first quarter 2001 and $50 million in fourth quarter 2001. The decline in earnings is primarily attributable to a slowdown in loan demand and continued competitive pressure on deposit costs.

     Due to the slowdown in loan demand and resulting decrease in loans outstanding, this group took steps in the quarter to lower costs through a reduction in workforce and the write-off of certain technology investments. These actions resulted in a $6 million charge in the quarter related to severance and other one-time costs, but should result in annual savings exceeding $13 million.

                             SUMMARY FINANCIAL DATA

SUMMARY HISTORICAL FINANCIAL DATA

     The following table sets forth summary historical financial data for each of the fiscal years in the five-year period ended December 2001. We derived this summary historical financial data from our audited financial statements. You should read this summary historical financial data in conjunction with the selected financial data contained in the section titled "Selected Financial Data" and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included in this prospectus supplement, and the consolidated financial statements and related notes of Temple-Inland contained in our Annual Report on Form 10-K for the fiscal year ended December 29, 2001 and incorporated into this prospectus supplement by reference. See "Where You Can Find More Information."

                                                                             FOR THE YEAR
                                                              ------------------------------------------
                                                               2001     2000     1999     1998     1997
                                                              ------   ------   ------   ------   ------
                                                                 (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues:
  Paper.....................................................  $2,082   $2,092   $1,869   $1,707   $1,768
  Building products.........................................     726      836      837      660      662
  Financial services........................................   1,364    1,369    1,116    1,036      923
                                                              ------   ------   ------   ------   ------
Total revenues..............................................  $4,172   $4,297   $3,822   $3,403   $3,353
                                                              ======   ======   ======   ======   ======
Segment operating income:
  Paper.....................................................  $  107   $  207   $  104   $   39   $  (53)
  Building products.........................................      13       77      189      118      136
  Financial services........................................     184      189      138      154      132
                                                              ------   ------   ------   ------   ------
Total segment operating income(a)...........................  $  304   $  473   $  431   $  311   $  215
                                                              ======   ======   ======   ======   ======
Income from continuing operations...........................  $  111   $  195   $  191   $   88   $   59
Discontinued operations(b)..................................      --       --      (92)     (21)      (8)
Effect of accounting change.................................      (2)      --       --       (3)      --
                                                              ------   ------   ------   ------   ------
Net income..................................................  $  109   $  195   $   99   $   64   $   51
                                                              ======   ======   ======   ======   ======
Diluted earnings per share:
  Income from continuing operations.........................  $ 2.26   $ 3.83   $ 3.43   $ 1.59   $ 1.04
  Discontinued operations...................................      --       --    (1.65)   (0.38)   (0.14)
  Effect of accounting change...............................   (0.04)      --       --    (0.06)      --
                                                              ------   ------   ------   ------   ------
  Net income................................................  $ 2.22   $ 3.83   $ 1.78   $ 1.15   $ 0.90
                                                              ======   ======   ======   ======   ======
Dividends per common share..................................  $ 1.28   $ 1.28   $ 1.28   $ 1.28   $ 1.28
Average diluted shares outstanding..........................    49.3     50.9     55.8     55.9     56.2
Depreciation and depletion..................................  $  205   $  216   $  217   $  206   $  200
Capital expenditures........................................     208      257      204      196      231
At Year-end:
Total assets:
  Parent company............................................  $4,121   $4,011   $4,005   $4,308   $4,170
  Financial services........................................  15,738   15,324   13,321   12,376   10,772
Long-term debt:
  Parent company............................................  $1,339   $1,381   $1,253   $1,501   $1,356
  Financial services........................................     214      210      212      210      167
Shareholders' equity........................................  $1,896   $1,833   $1,927   $1,998   $2,045

---------------

(a) Segment operating income for 2001 includes a $27 million reduction in depreciation expense resulting from a change in the estimated useful lives of certain production equipment. Of this amount, $20 million applies to the paper group and $7 million applies to the building products group.

(b) Represents the bleached paperboard operations sold in 1999 and includes a loss on disposal of $71 million.

SUMMARY PRO FORMA DATA

     The following table sets forth summary pro forma data giving effect to our recent acquisition of Gaylord Container Corporation and the offerings of common stock and Upper DECS. We derived this pro forma data from our unaudited pro forma combined financial statements. You should read this summary pro forma data in conjunction with the sections titled "Our Business -- Acquisition and Integration of Gaylord Container Corporation" and "Unaudited Pro Forma Combined Financial Statements," each included in this prospectus supplement, and the consolidated financial statements and related notes of Temple-Inland contained in our Annual Report on Form 10-K for the fiscal year ended December 29, 2001 and incorporated into this prospectus supplement by reference. See "Where You Can Find More Information."

                                                                         FOR THE YEAR 2001
                                                             -----------------------------------------
                                                                                    PRO FORMA FOR THE
                                                                                   GAYLORD ACQUISITION
                                                              PRO FORMA FOR THE    AND AS ADJUSTED FOR
                                                             GAYLORD ACQUISITION      THE OFFERINGS
                                                             -------------------   -------------------
                                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
Total revenues.............................................        $ 4,844               $ 4,844
                                                                   =======               =======
Operating income...........................................        $   325               $   325
                                                                   =======               =======
  Income from continuing operations........................        $   107               $   111
                                                                   =======               =======
Diluted earnings per share:
  Income from continuing operations........................        $  2.17               $  2.10
                                                                   =======               =======
Average diluted shares outstanding.........................           49.3                  52.9
At Year-end:
Total assets:
  Parent company...........................................        $ 5,149               $ 5,143
Parent company debt:
  Bridge financing facility................................        $   884               $   403
  Long-term debt...........................................          1,407                 1,407
  Upper DECS senior notes..................................             --                   300
Shareholders' equity.......................................        $ 1,896               $ 2,063

     This pro forma data does not reflect the effects of any capacity rationalization, cost savings or other synergies that may be affected or realized through reductions in duplicative selling, general and administrative expenses and improvements in the mill and packaging systems and logistics.

                                  RISK FACTORS

     In considering whether to purchase our common stock, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below.

WE MAY ENCOUNTER DIFFICULTIES ARISING FROM INTEGRATING OUR ACQUISITION OF GAYLORD CONTAINER CORPORATION, RESTRUCTURING OUR OPERATIONS OR SELLING NON-CORE ASSETS.

     Our acquisition of Gaylord involves the integration of two companies that have previously operated independently. We expect to realize significant synergies and cost reduction opportunities within two years of the acquisition, but there is no guarantee of when or whether we will be able to realize the benefits expected from this integration of operations. Our management's attention to integration issues may have a negative effect on our current operations. In addition, we may or may not be able to retain Gaylord customers.

     Our acquisition of Gaylord gives us the opportunity to review our entire mill system and consider various rationalization opportunities. These rationalization activities will lower our total production capacity, which could have a negative impact on our profitability. We intend to sell certain non-core Gaylord businesses and assets, beginning with the retail bag business, and use the net proceeds to reduce our debt. We are identifying other assets to be divested and we currently anticipate that such sales will occur during 2002 and 2003. Because the assets we intend to sell are in cyclical industries, an industry downturn could reduce the realizable value of those assets. If we are unable to sell the assets or unable to sell them at the prices we anticipate, we would likely be required to carry more debt than otherwise and would continue to own and operate or shut down non-core businesses and assets.

WE WILL BE ADVERSELY AFFECTED IF OUR DEBT IS DOWNGRADED.

     Our acquisition of Gaylord required us to incur approximately $880 million in additional debt pursuant to a 364-day credit facility with Citibank, N.A., as administrative agent, and Salomon Smith Barney Inc., as sole arranger, book manager and syndication agent. Incurring this debt has caused our debt-to-equity ratio to exceed its historical range, caused Standard and Poor's to place our credit ratings on CreditWatch with negative implications and caused Moody's to lower certain of our ratings and to make the outlook for all of our ratings negative. This offering and the concurrent offering will provide equity and equity-linked financing to repay a portion of the Gaylord acquisition debt. We can provide no assurance, however, that this proposed offering and the concurrent offering will be sufficient to maintain our present credit ratings or to improve the outlook for such credit ratings or that other factors will not have a negative effect on our credit ratings. If our rating is lowered to below investment grade, certain of our credit facilities may become unavailable to us, and our future ability to obtain funding and the cost of our funding could be adversely affected.

THE INDUSTRIES IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE.

     All of the industries in which we operate are highly competitive. No single company is dominant in any of our industries.

     Our paper product competitors include large, vertically integrated paperboard and packaging products companies and numerous smaller companies. Because these products are globally traded commodities, the industries in which we compete are particularly sensitive to price fluctuations as well as other factors including innovation, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of our competitors become more successful with respect to any key competitive factor, our business could be materially adversely affected. Although corrugated packaging is dominant in the national distribution process, our products also compete with various other packaging materials, including products made of paper, plastics, wood and various types of metal.

     In the building materials markets, our building products group competes with many companies that are substantially larger and have greater resources in the manufacturing of building materials.

     The financial services industry is also a highly competitive business, and a number of entities with which we compete have greater resources than we do. Our financial services group competes with commercial banks, savings and loan associations, mortgage banks and other lenders in its mortgage banking and savings bank activities, and with real estate investment and management companies in its real estate activities.

OUR RESULTS ARE AFFECTED BY THE COST OF CERTAIN RAW MATERIALS AND ENERGY.

     Virgin wood fiber and recycled wood fiber, including old corrugated containers, are the principal raw materials used in the manufacture of our paper products. The portion of our virgin fiber requirements that do not come from our timberland or that are not produced as a by-product from our building products operations (approximately one-third of our needs in 2001) are purchased in highly competitive, price sensitive markets. The price for these materials has historically fluctuated on a cyclical basis and has often depended on a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters, the price and level of imported timber and the continuation of any applicable tariffs and weather. In addition, the increase in demand of products manufactured, in whole or in part, from recycled fiber, including old corrugated containers, has caused an occasional tightness in the supply of recycled fiber. It may also cause a significant increase in the cost of such fiber used in the manufacture of recycled containerboard and related products. Such costs are likely to continue to fluctuate. While we have not experienced any significant difficulty in obtaining wood fiber and recycled fiber in economic proximity to our mills, this may not continue to be the case for any or all of our mills.

     The cost of producing our products is also sensitive to the price of energy. While we have attempted to contain energy costs through internal generation and in some instances the use of by-products from our manufacturing processes as fuel, no assurance can be given that such efforts will be successful in the future or that energy prices will not rise to levels that would have a material adverse effect on our financial condition or results of operations.

THE PAPER AND BUILDING PRODUCTS INDUSTRIES ARE CYCLICAL IN NATURE AND EXPERIENCE PERIODS OF OVERCAPACITY.

     The operating results of our paper and building products groups reflect each such industry's general cyclical pattern. While the cycles of each industry do not necessarily coincide, demand and prices in each tend to decline in an economic downturn. Further, each industry has experienced substantial overcapacity in recent years. Both industries are capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover marginal costs. These conditions have contributed to substantial price competition and volatility in the industries, even when demand was strong. Any increased production by our competitors could further depress prices for our products. From time to time, we have closed certain of our facilities or have taken downtime based on prevailing market demand for our products and may continue to do so, reducing our total production levels. Certain of our competitors have also temporarily closed or reduced production at their facilities, but can reopen and/or increase production capacity at any time, which could exacerbate the overcapacity in the industries and depress prices.

THE RESULTS OF OUR BUILDING PRODUCTS GROUP COULD BE NEGATIVELY AFFECTED BY THE SOFTWOOD LUMBER AGREEMENT.

     The Softwood Lumber Agreement between the United States and Canada, which restricted the amount of lumber that Canada could export to the United States without paying a duty, expired on April 1, 2001. On April 2, 2001, the U.S. Coalition for Fair Lumber Imports filed anti-dumping and countervailing duty petitions against Canada. On March 22, 2002, the U.S. Department of Commerce levied duties of 29% on Canadian lumber shipments. The International Trade Commission is scheduled to confirm this decision on May 6, 2002. If the International Trade Commission does not confirm this decision or if the Department of Commerce decision is otherwise overturned, lumber prices could be negatively affected.

OUR MANUFACTURING ACTIVITIES ARE SUBJECT TO ENVIRONMENTAL REGULATIONS AND LIABILITIES THAT COULD HAVE A NEGATIVE EFFECT ON OUR OPERATING RESULTS.

     Our operations are subject to federal, state and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions has required us to invest substantial funds to modify facilities to ensure compliance with applicable environmental regulations. In our most recent Annual Report on Form 10-K filed with the SEC, we provided certain estimates of expenditures we expect to make for environmental compliance in the next few years. See "Where You Can Find Additional Information." However, we could incur additional significant expenditures due to changes in law or the discovery of new information, and such expenditures could have a material adverse effect on our financial condition and results of operations.

     Our recently acquired subsidiary, Gaylord Container Corporation, entered into a settlement agreement in August 2001, relating to a mass toxic tort and insurance coverage action arising from an accident involving the explosion of a rail car in Bogalusa, Louisiana in 1995. This agreement is subject to judicial review and approval. Failure to obtain such approval could reopen this litigation, a negative outcome in the final adjudication of which could have a material adverse effect on our financial condition and results of operation.

OUR FINANCIAL SERVICES GROUP OPERATES IN A HIGHLY REGULATED ENVIRONMENT AND MAY BE ADVERSELY AFFECTED BY CHANGES IN FEDERAL AND LOCAL LAWS AND REGULATIONS.

     Our financial services group is subject to regulation, supervision and examination by federal and state banking authorities. The regulations enforced by these authorities are intended to protect customers and federal deposit insurance funds, not creditors, shareholders or other security holders. Regulations affecting banks and financial services companies are continuously changing, and any change in applicable regulations or federal or state legislation could have a negative effect on our financial services group. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by federal savings banks and their holding companies (including the power to appoint a conservator or receiver for the bank) or to require changes in various aspects of their operation at any time, including restrictions on the payment of dividends to the parent company. Any exercise of such regulatory discretion could have a negative effect on our financial condition or results of our operations. Moreover, many of our non-bank competitors are not subject to the same degree of regulation as we are, and thus, they may have advantages over us in providing certain services.

IF OUR ALLOWANCE FOR LOAN LOSSES IS NOT SUFFICIENT TO COVER ACTUAL LOAN LOSSES, THE INCOME FROM OUR FINANCIAL SERVICES GROUP COULD DECREASE.

     Our loan customers may fail to repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. Such loan losses could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the size of the allowance for loan losses, we rely on our experience and our evaluation of economic conditions. If our assumptions prove to be incorrect, our current allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio and adjustments may be necessary that would have a material adverse impact on the income of our financial services group.

     In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on the income of our financial services group.

FLUCTUATIONS IN INTEREST RATES COULD REDUCE OUR PROFITABILITY.

     A major element of the income of our financial services group is its net interest income, which consists largely of the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect to experience periodic "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, our net interest margin and, consequently, our net income may be negatively affected.

     We cannot predict fluctuations of market interest rates, which are affected by, among other factors, changes in the following:

     - inflation rates;

     - levels of business activity;

     - unemployment levels;

     - monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve;

     - money supply; and

     - domestic and foreign financial markets.

DECREASED GROWTH RATES IN TRADITIONAL DEPOSITS MAY RESULT IN THE NEED TO FUND LOAN GROWTH WITH HIGHER-COST SOURCES.

     As with the rest of the financial services industry, we have seen decreased growth rates in traditional deposits as consumers elect other savings and investment opportunities. Continued slow growth in traditional deposits would likely result in the need to fund loan growth in part with higher-cost funding sources, which may contribute to decreases in our net interest margin. This in turn may negatively affect the income of our financial services group.

WE RELY ON OUR SUBSIDIARIES FOR OUR CASH FLOW.

     We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Our principal asset is our stock ownership in our subsidiaries. As a result, our cash flow and our ability to service our debt depends upon the earnings of our subsidiaries and their payment of dividends, extension of loans or advances by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

OUR ISSUANCE OF UPPER DECS MAY HAVE AN ADVERSE EFFECT ON THE MARKET FOR OUR COMMON STOCK.

     Concurrently with this common stock offering, we are offering $300 million of our Upper DECS, plus up to an additional $45 million of Upper DECS if the over-allotment option for that offering is exercised in full. We cannot predict accurately how or whether investors in our Upper DECS will resell the shares of our common stock. Any market that develops for our Upper DECS is likely to influence and be influenced by the market for our common stock. For example, investors' anticipation that we may deliver shares of our common stock that
currently equal approximately   % of the outstanding shares of our common stock
when the purchase contracts under the shares of our common stock become due could cause the price of our common stock to be unstable or decline. The following factors could also affect the price of our common stock:

     - sales of our common stock by investors who prefer to invest in us by investing in our Upper DECS;

     - hedging an investment in our Upper DECS by selling our common stock; and

     - arbitrage trading activity between our Upper DECS and our common stock.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus supplement contains and incorporates by reference "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties and are identified by their use of terms and phrases such as "believe," "anticipate," "could," "estimate," "intend," "may," "plan," "expect," and similar expressions, including references to assumptions. Such forward-looking statements may be included in, but are not limited to, various filings made by us with the SEC and press releases or oral statements made by our management. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. You should not place undue reliance on these forward-looking statements, which reflect our management's analysis, judgment, belief or expectation only as of the date of this prospectus supplement.

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for these forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results to differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to:

     - general economic, market or business conditions;

     - the opportunities (or lack thereof) that may be presented to and pursued by Temple-Inland and its subsidiaries;

     - the availability and price of raw materials used by Temple-Inland and its subsidiaries;

     - competitive actions by other companies;

     - changes in laws or regulations;

     - the accuracy of certain judgments and estimates concerning the integration of Gaylord Container Corporation into the operations of Temple-Inland; and

     - other factors, many of which are beyond the control of Temple-Inland and its subsidiaries.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of our common stock in this offering after deducting underwriting discounts and commissions and the
estimated expenses of this offering payable by us, will be $      million, or
$     million if the underwriters exercise their over-allotment option in full to purchase additional shares of common stock. The net proceeds to us from the
concurrent Upper DECS offering are estimated to be approximately $     million,
or $     million if the underwriters in that offering exercise their over-allotment option in full to purchase additional Upper DECS, after deducting estimated underwriting discounts and commissions, and offering expenses. We are not required to sell the Upper DECS in order to sell the common stock in this offering.

     We anticipate using the aggregate net proceeds from this offering and the Upper DECS offering to repay a portion of our 364-day credit facility, dated March 1, 2002, with Citibank, N.A., as administrative agent, and Salomon Smith Barney Inc., as sole arranger, book manager and syndication agent, and for other general corporate purposes.

     We owe approximately $880 million under our 364-day credit facility, which was incurred pursuant to our acquisition of Gaylord Container Corporation. This debt bears interest at variable rates (currently a weighted average of approximately 3.23%) based on a spread over a base rate or the London interbank offer rate. The spread varies depending on the credit rating of our long-term senior unsecured debt. The credit agreement for this facility was filed as an exhibit to our Current Report on Form 8-K filed on March 4, 2002, which is incorporated into this prospectus supplement by reference. See "Where You Can Find More Information."

                                 CAPITALIZATION

     The following table sets forth our capitalization on a consolidated basis and on a parent company basis as of year-end December 2001. This table should be read in conjunction with our historical financial statements, which are incorporated by reference in the accompanying prospectus and with the pro forma combined financial statements included under "Unaudited Pro Forma Combined Financial Statements."

     The operations of our financial services group are subject, in varying degrees, to regulatory rules and restrictions on the payment of dividends. Consequently, our ability to receive dividends from our financial services group may be affected from time to time as a result of these rules and restrictions.

     Our consolidated and parent company capitalization is shown on a historical basis, on a pro forma basis and on a pro forma as adjusted basis. The pro forma basis gives effect to our acquisition of Gaylord. The pro forma as adjusted basis gives effect to this offering and our concurrent Upper DECS offering and the application of the net proceeds of these offerings as described under "Use of Proceeds."

                                                                     YEAR-END DECEMBER 2001
                                                           -------------------------------------------
                                                                        PRO FORMA FOR    PRO FORMA AS
                                                                        ACQUISITION OF   ADJUSTED FOR
                                                           HISTORICAL      GAYLORD       THE OFFERINGS
                                                           ----------   --------------   -------------
                                                                          (IN MILLIONS)
CONSOLIDATED:
Federal Home Loan Bank advances..........................    $3,435         $3,435          $3,435
Securities sold under repurchase agreements..............     1,107          1,107           1,107
Stock issued by subsidiaries.............................       306            306             306
Long-term debt...........................................     1,553          1,621           1,621
Bridge financing facility................................        --            884             403
Upper DECS senior notes..................................        --             --             300
                                                             ------         ------          ------
  Total..................................................    $6,401         $7,353          $7,172
                                                             ------         ------          ------
Shareholders' equity:
Preferred stock, par value $1 per share, 25 million
  shares authorized, none issued.........................    $   --         $   --          $   --
Common stock, par value $1 per share, 200 million shares
  authorized, 61.4 million shares issued (actual) and
  65.0 million shares issued (as adjusted)...............        61             61              65
Additional paid-in capital...............................       367            367             536
Upper DECS purchase contracts............................        --             --              --
Accumulated other comprehensive loss.....................        (1)            (1)             (1)
Retained earnings........................................     2,014          2,014           2,008
Less treasury stock......................................      (545)          (545)           (545)
                                                             ------         ------          ------
  Total shareholders' equity.............................     1,896          1,896           2,063
                                                             ------         ------          ------
  Total consolidated capitalization......................    $8,297         $9,249          $9,235
                                                             ------         ------          ------
PARENT COMPANY:
Long-term debt...........................................    $1,339         $1,407          $1,407
Bridge financing facility................................        --            884             403
Upper DECS senior notes..................................        --             --             300
                                                             ------         ------          ------
  Total..................................................    $1,339         $2,291          $2,110
                                                             ------         ------          ------
Shareholders' equity:
Preferred stock, par value $1 per share, 25 million
  shares authorized, none issued.........................    $   --         $   --          $   --
Common stock, par value $1 per share, 200 million shares
  authorized, 61.4 million shares issued (actual) and
  65.0 million shares issued (as adjusted)...............        61             61              65
Additional paid-in capital...............................       367            367             536
Upper DECS purchase contracts............................        --             --              --
Accumulated other comprehensive loss.....................        (1)            (1)             (1)
Retained earnings........................................     2,014          2,014           2,008
Less treasury stock......................................      (545)          (545)           (545)
                                                             ------         ------          ------
  Total shareholders' equity.............................     1,896          1,896           2,063
                                                             ------         ------          ------
  Total parent company capitalization....................    $3,235         $4,187          $4,173
                                                             ======         ======          ======

                                  OUR BUSINESS

OVERVIEW

     You should read the section titled "Summary--Temple-Inland Inc." in this prospectus supplement and our Annual Report on Form 10-K for the year ended December 29, 2001, incorporated into this prospectus supplement by reference, for a general description of our business and operations. See "Where You Can Find More Information."

ACQUISITION AND INTEGRATION OF GAYLORD CONTAINER CORPORATION

     On April 5, 2002, we completed our acquisition of Gaylord Container Corporation for approximately $868 million. The acquisition of Gaylord will further our strategy to enhance return on investment by building a high-performance, fully-integrated corrugated packaging operation. We believe the acquisition will:

     - increase market share and further industry consolidation;

     - increase revenues and improve customer mix;

     - extend market reach and improve operating efficiency;

     - provide opportunities for significant synergies;

     - provide opportunities for capacity rationalization and increased integration; and

     - provide opportunities for dispositions of non-core assets.

  MARKET SHARE AND INDUSTRY CONSOLIDATION

     The combination of Temple-Inland and Gaylord's corrugated packaging businesses will create the third-largest U.S. manufacturer in the corrugated packaging industry, with an approximate 12% market share. This acquisition will also further consolidate the industry, increasing the market share of the top five producers of corrugated packaging, which including this combination, has increased from approximately 45% in 1993 to approximately 72% in 2002.

  REVENUES AND CUSTOMER MIX

     The acquisition of Gaylord would have increased paper group 2001 revenues on a pro forma basis from $2.1 billion to approximately $2.8 billion. In addition, the acquisition will improve our customer base, increasing the portion of more value-added, higher-margin local business as a percentage of total revenues.

  MARKET REACH AND OPERATING EFFICIENCY

     Gaylord's facilities include two containerboard mills and 19 corrugating converting facilities. With the acquisition of Gaylord, we will have seven containerboard mills and 82 converting facilities. The addition of Gaylord's converting facilities strengthens our presence in existing markets, extends our reach into new geographic markets and increases scale to better serve customers.

  SIGNIFICANT SYNERGIES

     We believe the combination with Gaylord will result in significant synergy and cost reduction opportunities, currently estimated to be approximately $60 million. These synergies will be realized from the elimination of duplicative selling, general and administrative expenses of approximately $40 million per year and improvements in the mill system, packaging and logistics, resulting in expense reduction of approximately $20 million per year. We expect to realize approximately $30 million of synergies in the first year after the acquisition and approximately $60 million by the end of the second year.

  CAPACITY RATIONALIZATION AND INCREASED INTEGRATION

     The combination of Gaylord and Temple-Inland provided us the opportunity to review our entire mill system and consider various rationalization opportunities. As a result of this review, we have decided to shut down the Antioch mill (425,000 tons of containerboard capacity) and the Bogalusa #2, #5 and #6 machines (170,000 tons of containerboard capacity), resulting in closures of approximately 595,000 tons of containerboard capacity, or approximately 15% of our containerboard capacity. These closures, coupled with our acquisition of Elgin Corrugated Box Company, ComPro Packaging and the converting operations of Chesapeake Corporation in 2001, have increased our integration level from approximately 86% at the beginning of 2001 to approximately 103% currently. Integration refers to the tons of boxes that can be produced by our converting facilities divided by the tons of containerboard that can be produced by our mills. Thus, following the integration of Gaylord, we will have the capacity to produce more tons of boxes than tons of containerboard.

  ASSET DISPOSITIONS

     We intend to divest several non-strategic Gaylord assets including four retail bag plants, a 50% ownership in a specialty bag business, two multiwall bag plants, a 450 TPD kraft paper mill, and a DMS and DMSO chemical manufacturing plant. Proceeds from these divestitures are expected to be at least $100 million, with 50% of the proceeds expected to be received in the first year after the acquisition and the balance expected to be received by the end of the second year. A definitive agreement for Duro Bag Manufacturing Company to purchase the four retail bag plants was entered into on March 11, 2002, and the transaction is expected to close by the end of April. The proceeds from this sale will be approximately $32 million.

                      OUR EXECUTIVE OFFICERS AND DIRECTORS

OUR EXECUTIVE OFFICERS

     Set forth below are the names, ages, and titles of the persons who serve as our executive officers:

NAME                                        AGE   OFFICE
----                                        ---   ------
Kenneth M. Jastrow, II....................  54    Chairman of the Board and Chief
                                                  Executive Officer
William B. Howes..........................  64    Executive Vice President
Harold C. Maxwell.........................  61    Executive Vice President
Bart J. Doney.............................  52    Group Vice President
Kenneth R. Dubuque........................  53    Group Vice President
James C. Foxworthy........................  50    Group Vice President
Dale E. Stahl.............................  54    Group Vice President
Jack C. Sweeny............................  55    Group Vice President
M. Richard Warner.........................  50    Chief Administrative Officer, Vice
                                                  President and General Counsel
Randall D. Levy...........................  50    Chief Financial Officer
Louis R. Brill............................  60    Vice President and Chief Accounting
                                                  Officer
Scott Smith...............................  47    Chief Information Officer
Doyle R. Simons...........................  38    Vice President -- Administration
David W. Turpin...........................  51    Treasurer
Leslie K. O'Neal..........................  46    Assistant General Counsel and
                                                  Secretary

     Kenneth M. Jastrow, II became Chairman of the Board and Chief Executive Officer of Temple-Inland on January 1, 2000. Mr. Jastrow previously served Temple-Inland in various capacities since 1991, including President, Chief Operating Officer, Chief Financial Officer and Group Vice President. He also serves as Chairman of the Board of Financial Services, Chairman of the Board of Guaranty Bank and a Director of each of Temple-Inland FPC and Inland Paperboard and Packaging.

     William B. Howes, who was named Executive Vice President and a Director in August 1996, became a Group Vice President of Temple-Inland and the Chairman of the Board of Inland Paperboard and Packaging in July 1993 after serving as the President and Chief Operating Officer of Inland Paperboard and Packaging since April 1992. From August 1990 until April 1992, Mr. Howes was the Executive Vice President of Inland Paperboard and Packaging. Mr. Howes has announced his intention to retire on May 3, 2002.

     Harold C. Maxwell became Executive Vice President of Temple-Inland in February 2000 after serving as Group Vice President since May 1989. In March 1998, Mr. Maxwell was named Chairman of the Board and Chief Executive Officer of Temple-Inland FPC after having served as Group Vice President -- Building Products of Temple-Inland FPC since November 1982.

     Bart J. Doney became Group Vice President of Temple-Inland in February 2000. Mr. Doney has served Inland Paperboard and Packaging as Executive Vice President, Packaging since June 1998, Senior Vice President from 1996 until 1998, and Vice President, Sales and Administration, Containerboard Division from 1990 to 1996.

     Kenneth R. Dubuque became Group Vice President of Temple-Inland in February 2000. In October 1998, Mr. Dubuque was named President and Chief Executive Officer of Guaranty Bank. From 1996 until 1998, Mr. Dubuque served as Executive Vice President and Manager -- International Trust and Investment of Mellon Bank Corporation. From 1991 until 1996, he served as Chairman, President and Chief Executive Officer of the Maryland, Virginia and Washington, D.C., operating subsidiary of Mellon Bank Corporation.

     James C. Foxworthy became Group Vice President of Temple-Inland in February 2000. Mr. Foxworthy also serves as Executive Vice President, Paperboard of Inland Paperboard and Packaging, a position he has held since June 1998. From 1995 until 1998, he served as Senior Vice President of Inland Paperboard and Packaging.

     Dale E. Stahl became Group Vice President of Temple-Inland in July 2000 and serves as the President and Chief Executive Officer of Inland Paperboard and Packaging. Mr. Stahl served as President and Chief Operating Officer of Gaylord Container Corporation for twelve years prior to joining Temple-Inland in 2000.

     Jack C. Sweeny became a Group Vice President of Temple-Inland in May 1996. He also serves as President and Chief Operating Officer and a Director of Temple-Inland FPC. From November 1982 through May 1996, Mr. Sweeny served as a Vice President of Temple-Inland FPC and as Executive Vice President from May 1996 to February 2002.

     M. Richard Warner became Vice President and General Counsel of Temple-Inland in June 1994 and was named Chief Administrative Officer in May 1999.

     Randall D. Levy became Chief Financial Officer of Temple-Inland in May 1999. Mr. Levy joined Guaranty Bank in 1989 serving in various capacities, including Treasurer and most recently as Chief Operating Officer since 1994.

     Louis R. Brill became Vice President and Controller of Temple-Inland in December 1999 and was named Chief Accounting Officer in May 2000. Before joining Temple-Inland in 1999, Mr. Brill was a partner of Ernst & Young LLP for 25 years.

     Scott Smith became Chief Information Officer of Temple-Inland in February 2000. Prior to that, Mr. Smith was Treasurer of Guaranty Bank from November 1993 to December 1999 and Chief

Information Officer of Financial Services from August 1995 to June 1999. Mr. Smith also serves as the Chief Financial Officer of Guaranty Bank.

     Doyle R. Simons became Vice President -- Administration in November 2000. Mr. Simons has served as the Director of Investor Relations for Temple-Inland since 1994.

     David W. Turpin became Treasurer of Temple-Inland in June 1991. Mr. Turpin also serves as the Executive Vice President and Chief Financial Officer of Lumbermen's Investment Corporation, a real estate subsidiary of Temple-Inland.

     Leslie K. O'Neal became Secretary of Temple-Inland in February 2000 after serving as Assistant Secretary since 1995. Ms. O'Neal also serves as Assistant General Counsel of Temple-Inland, a position she has held since 1985. Ms. O'Neal also serves as Secretary of various subsidiaries of Temple-Inland.

OUR DIRECTORS

     Set forth below are the names, ages and year first elected of the persons who serve as our directors:

NAME                                                     AGE   YEAR FIRST ELECTED
----                                                     ---   ------------------
Afsaneh Mashayekhi Beschloss...........................  46           2002
Anthony M. Frank.......................................  70           1992
W. Allen Reed..........................................  54           2000
Charlotte Temple.......................................  62           1994
Robert Cizik...........................................  70           1983
James T. Hackett.......................................  48           2000
Arthur Temple III......................................  60           1983
Larry E. Temple........................................  66           1991
Bobby R. Inman.........................................  70           1987
Kenneth M. Jastrow, II.................................  54           1998
James A. Johnson.......................................  58           2000
Herbert A. Sklenar.....................................  70           1993
William B. Howes.......................................  64           1996

     Afsaneh Mashayekhi Beschloss is the Managing Director and Partner of The Carlyle Group, a private investment firm. Ms. Beschloss also serves as CEO and President of Carlyle Asset Management Group. Prior to joining The Carlyle Group in May 2001, Ms. Beschloss served as Vice President, Treasurer and Chief Investment Officer of the World Bank since 1998. Prior to that position, she served as Senior Manager for Derivatives and Structured Products and Director and Chief Investment Officer of the World Bank's Investment Management Department.

     Anthony M. Frank is Chairman Emeritus of Belvedere Capital Partners, LLC, a private equity investment firm. Mr. Frank served as Postmaster General of the United States from 1988 until 1992. Prior to his appointment as Postmaster General, Mr. Frank served as Chairman of the Board and Chief Executive Officer of the San Francisco-based First Nationwide Bank. He has also served as Chairman of the Federal Home Loan Bank of San Francisco and Chairman of the California Housing Finance Agency, and was the first Chairman of the Federal Home Loan Mortgage Corporation Advisory Board. Mr. Frank is also a director of The Charles Schwab Corporation, General American Investors Company, Inc., Bedford Properties, Inc., Crescent Real Estate Equities and Cotelligent, Inc. Mr. Frank's retirement from the Board will take effect at the 2004 annual meeting of stockholders.

     W. Allen Reed is President and Chief Executive Officer of General Motors Investment Management Corporation, an investment and asset management company. Mr. Reed was elected to his current position in 1994 and also serves as Chairman and CEO of the GM Trust Company and as a Corporate Vice

President of General Motors Corporation. He is also a director of iShares, MSCI Series, Inc., FLIR Systems, Inc. and General Motors Acceptance Corporation
(GMAC).

     Charlotte Temple is the Owner and President of Temple Vineyards, grower of prime Napa Valley grapes. Ms. Temple is also a private investor with prior experience in the commercial real estate investment area. Ms. Temple is also a director of Exeter Investment Company.

     Robert Cizik is the former Chairman and Chief Executive Officer of Cooper Industries, Inc., Houston, Texas, a diversified international manufacturing company (1975-1996). He currently serves as Non-Executive Chairman of Koppers Industries, Inc., Pittsburgh, Pennsylvania. He previously served as a director of Harris Corporation from 1988 until November 1999, and Air Products and Chemicals, Inc. from 1992 until January 2002.

     James T. Hackett is the Chairman, President and Chief Executive Officer of Ocean Energy, Inc., an independent oil and gas exploration and production company. Mr. Hackett was Chairman and Chief Executive Officer of Seagull Energy Corporation from 1998 until it merged with Ocean Energy, Inc. in March 1999, when he assumed the title of Chief Executive Officer and President. He assumed the Chairman title on January 1, 2000. Mr. Hackett served as President-Energy Services Group of Duke Energy Corporation, Houston, Texas from 1997 until 1998 and as Executive Vice President of PanEnergy Corporation (which merged into Duke Energy) from 1996 until 1997. Mr. Hackett served as Senior Vice President and President of the Trident Division of NGC Corporation from 1995 until 1996. Mr. Hackett is also a director of Fluor Corporation, New Jersey Resources Corporation and Kaiser Aluminum & Chemical Corporation.

     Arthur Temple III is the Chairman of the Board and Chief Executive Officer of Exeter Investment Company. Mr. Temple III has served as Chairman of the Board of Exeter Investment Company from 1975 to early 1982 and since March 1986. From 1973 until 1980, Mr. Temple III served as a member of the Texas legislature and from January 1981 until March 1986 he served as a member and Chairman of the Railroad Commission of Texas, which regulates mineral resources and for-hire highway transportation in Texas. Mr. Temple III is also Chairman of the Board of First Bank & Trust, East Texas.

     Larry E. Temple is an attorney and during the last five years has been in private practice. He has served as Chairman of the Texas Select Committee on Higher Education, as Chairman of the Texas Higher Education Coordinating Board, and as a member of the Texas Guaranteed Student Loan Corporation. Mr. Temple has also served on several boards of the University of Texas and is a member of the Board and President of the Lyndon B. Johnson Foundation. Mr. Temple formerly served as Special Counsel to President Lyndon B. Johnson and as an Executive Assistant to Texas Governor John Connally.

     Bobby R. Inman is the Managing Director of Inman Ventures, an investment firm. Admiral Inman served as Chairman of the Board of Westmark Systems, Inc., a Texas-based electronics industry holding company, from September 1986, and as its Chief Executive Officer from December 31, 1986 until December 31, 1989. From January 1983 until December 1986, Admiral Inman was President and Chief Executive Officer of the Microelectronics and Computer Technology Corp. in Austin, Texas. Admiral Inman retired from active duty with the United States Navy with permanent four star rank on July 1, 1982. Admiral Inman served as Chairman of the Federal Reserve Bank of Dallas from January 1987 to December 1990. He is a director of Fluor Corporation, Massey Energy Company, SBC Communications Inc., and Science Applications International Corp.

     Kenneth M. Jastrow, II is Chairman of the Board and Chief Executive Officer of Temple-Inland. Mr. Jastrow was elected to his current office effective January 1, 2000. He served as Group Vice President of Temple-Inland from 1995 until 1998, as President and Chief Operating Officer in 1998 and 1999, and as Chief Financial Officer from November 1991 until 1999. Mr. Jastrow is also a director of MGIC Investment Corporation and K.B. Home.

     James A. Johnson is Vice Chairman of Perseus LLC, a merchant bank and private equity fund management firm. Mr. Johnson served as Chairman and Chief Executive Officer of Johnson Capital Partners until 2001, as Chairman of the Executive Committee of the Board of Fannie Mae in 1999 and as

Chairman and Chief Executive Officer of Fannie Mae from 1991 through 1998. He is also a director of Cummins Engine Company, Inc., Target Corporation, The Goldman Sachs Group, Inc., K.B. Home, UnitedHealth Group, and Gannett Co., Inc.

     Herbert A. Sklenar is Chairman of the Board Emeritus of Vulcan Materials Company, a producer of construction materials and chemicals. Mr. Sklenar served as President of Vulcan Materials Company from 1983 until his election as Chairman in 1992, he served as its Chief Executive Officer from 1986 until February 1997 and he served as Chairman from 1992 until his retirement in 1997.

     William B. Howes, who was named Executive Vice President and a Director in August 1996, became a Group Vice President of Temple-Inland and the Chairman of the Board of Inland Paperboard and Packaging in July 1993 after serving as the President and Chief Operating Officer of Inland Paperboard and Packaging since April 1992. From August 1990 until April 1992, Mr. Howes was the Executive Vice President of Inland Paperboard and Packaging. Mr. Howes has announced his intention to retire on May 3, 2002.

                              CONCURRENT OFFERING

     Concurrently with this offering, we are offering $300 million of our Upper DECS plus up to an additional $45 million of Upper DECS if the over-allotment option for that offering is exercised in full.

UPPER DECS

     Each Upper DECS will have a stated amount of $50 and will initially consist of:

     - a purchase contract under which:

      - each holder will agree to purchase, and we will agree to sell, for $50,
        shares of our common stock on           , 2005 (the "stock purchase
        date"), the number of which will be determined by the settlement rate described below, based on the average trading price of our common stock for a period preceding that date; and

      - we will pay each holder contract adjustment payments at the annual rate
        of   % of the stated amount of $50, payable on a quarterly basis
        (subject to our right to deferral as described below); and

     - a senior note due           , 2007, with a principal amount of $50, on
       which we will pay interest quarterly at the initial annual rate of   %.

     The senior notes that are a component of the Upper DECS will be owned by the holders, but will initially be pledged to us to secure each holder's obligation under the purchase contract. Each holder of Upper DECS may elect at any time to withdraw the pledged senior notes or, after a successful remarketing, as described below, the treasury securities underlying the Upper DECS, creating "Stripped DECS," by substituting, as pledged securities, specifically identified treasury securities that will pay $50 on the stock purchase date, the amount due on such date under each purchase contract. If a holder of Upper DECS elects to substitute treasury securities as pledged securities, the pledged senior notes or, after a successful remarketing, treasury securities will be released from the pledge agreement and delivered to the holder. Holders of Stripped DECS may recreate Upper DECS by resubstituting the senior notes or, after a successful remarketing, the applicable specified treasury securities for the treasury securities underlying the Stripped DECS.

     The purchase price of each Upper DECS will be allocated by us between the purchase contract and the senior note based on the fair value of each instrument.

THE PURCHASE CONTRACTS

     The purchase contract underlying an Upper DECS obligates the holder to purchase, and us to sell, for $50, on the stock purchase date, a number of newly issued shares of our common stock equal to the settlement rate described below. We will base the settlement rate on the average trading price of our common stock for a period preceding that date, calculated in the manner described below.

     We will pay each holder of Upper DECS quarterly contract adjustment
payments on the purchase contracts at the annual rate of   % of the $50 stated
amount through and including the stock purchase date, subject to our right to defer these payments. Contract adjustment payments will be paid quarterly in
arrears on each           ,           ,           , and           , commencing
          , 2002. Each holder of Stripped DECS will only be entitled to receive
quarterly contract adjustment payments payable by us at the annual rate of   %
of the $50 stated amount until the stock purchase date. The contract adjustment payments are subject to deferral as described below.

OPTION TO DEFER CONTRACT ADJUSTMENT PAYMENTS

     We have the right, upon prior written notice, to defer payment of all or a part of the contract adjustment payments on the purchase contracts until no later than the stock purchase date. If we defer any of these payments, we will pay or accrue additional payments on the deferred amounts at the annual
rate of   % until paid, compounded quarterly, to but excluding           , 2005.
In the event we elect to defer the payment of contract adjustment payments on the purchase contracts until the stock purchase date, each holder of Upper DECS and Stripped DECS will receive on the stock purchase date in respect of the deferred contract adjustment payments, in lieu of a cash payment, a number of shares of our common stock equal to (a) the aggregate amount of deferred contract adjustment payments payable to the holder divided by (b) the applicable market value, as defined below under "--Settlement."

     In the event we exercise our option to defer the payment of contract adjustment payments, then until the deferred contract adjustment payments have been paid, we will not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any class of our common stock other than:

     - purchases, redemptions or acquisitions of shares of our common stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers or directors or a stock purchase or dividend reinvestment plan, or the satisfaction by us of our obligations pursuant to any contract or security outstanding on the date of that event;

     - as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of the capital stock;

     - the purchase of fractional interests in shares of our common stock pursuant to the conversion or exchange provisions of the security being converted or exchanged;

     - dividends or distributions in our common stock (or rights to acquire our common stock), or repurchases, redemptions or acquisitions of our common stock in connection with the issuance or exchange of common stock (or securities convertible into or exchangeable for shares of our common stock); or

     - redemptions, exchanges or repurchases of any rights outstanding under a shareholder rights plan or the declaration or payment thereunder of a dividend or distribution of or with respect to rights in the future.

     We are not entitled to defer payments on the senior notes.

SETTLEMENT

     Each purchase contract underlying an Upper DECS, unless earlier terminated or earlier settled at the holder's option or upon specified mergers and other transactions, will obligate each holder to purchase, and us to sell, for $50, on the stock purchase date, a number of newly issued shares of our common stock equal to the settlement rate.

     The settlement rate, which is the number of newly issued shares of our common stock issuable upon settlement of a purchase contract on the stock purchase date, will, subject to adjustment under the terms of the purchase contract, be as follows:

     - if the applicable market value, determined as described below, of our
       common stock is equal to or greater than $          , the settlement rate
       will be           shares of our common stock per purchase contract;

     - if the applicable market value of our common stock is less than
       $          but greater than $          , the settlement rate will be
       equal to $50 divided by the applicable market value of our common stock per purchase contract; and

     - if the applicable market value of our common stock is less than or equal
       to $          , the settlement rate will be shares of our common stock
       per purchase contract.

     The "applicable market value" of our common stock is the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the stock purchase date.

     A holder's obligations under the purchase contract may be satisfied:

     - through the remarketing described below, or if the remarketing is unsuccessful, through the retention by us of the securities pledged as collateral in full satisfaction of such holder's obligations under the purchase contract;

     - if the holder has created a Stripped DECS or elected not to participate in the remarketing, by delivering and pledging specified treasury securities in substitution for such holder's senior notes, and applying the cash payments received on the pledged treasury securities;

     - through the delivery of cash on the business day immediately preceding the stock purchase date upon advance notice;

     - through an early settlement of the purchase contract by the early delivery of cash to the purchase contract agent; or

     - if we are involved in a merger or consolidation prior to the stock purchase date in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, through an early settlement of the purchase contract by the early delivery of cash to the purchase contract agent.

     In addition, the purchase contracts, our related rights and obligations and those of the holders of the Upper DECS and the Stripped DECS, including their obligations to purchase shares of our common stock, will automatically terminate upon the occurrence of particular events of bankruptcy, insolvency or reorganization. Upon such a termination of the purchase contracts, the pledged senior notes and treasury securities will be released and distributed to the holders. If the purchase contracts are terminated, the holders will have no further rights to receive any accrued or deferred contract adjustment payments on the purchase contracts.

THE SENIOR NOTES

     The senior notes, whether held separately from or as part of the Upper
DECS, will initially pay interest at the annual rate of   % for the quarterly
payments payable on or before           , 2005. Interest on the senior notes
will accrue from           , 2002 and will be payable quarterly in arrears on
each           ,           , and                     , commencing           ,
2002. If the senior notes are successfully remarketed, they will pay interest at the reset rate from the date of the settlement of the successful remarketing
until their maturity on           , 2007. The reset rate will be the rate
sufficient to cause the aggregate market value at the remarketing date of all the outstanding senior notes to be equal to 100.5% of the remarketing value described below. If the remarketing agent cannot establish a reset rate meeting certain requirements, the remarketing agent will not reset the interest rate on the senior notes, and the interest rate will continue to be the initial annual
rate of   %, until the remarketing agent can on a later remarketing date prior to the stock purchase date establish a reset rate meeting such requirements. If no remarketing occurs prior to the stock purchase date, the initial rate will be the interest rate through maturity of the senior notes. We are not entitled to defer payments on the senior notes.

REMARKETING

     In order to provide holders of the Upper DECS with the necessary collateral to be applied in the settlement of their purchase contracts, the remarketing agent will sell the senior notes of holders of Upper DECS, other than those electing not to participate in the remarketing. The proceeds of the remarketing will be used to purchase treasury securities, which will be pledged to secure the obligations of the participating holders of Upper DECS under the purchase contract. The cash paid on the pledged treasury securities underlying the Upper DECS of such holders will be used to satisfy such holders' obligations to purchase shares of our common stock under the related purchase contracts.

     Unless a holder of Upper DECS elects not to participate in the remarketing as described below, the senior notes that are included in the Upper DECS will be remarketed on one or more occasions starting on the remarketing date, which
initially will be the third business day immediately preceding           , 2005,
the last quarterly interest payment date before the stock purchase date, unless the remarketing agent delays the remarketing to a later date.

     A holder of Upper DECS may elect not to participate in the remarketing and retain the senior notes included in such holder's Upper DECS by delivering specified treasury securities, in a kind and amount designated by the remarketing agent, to the purchase contract agent no later than the fourth business day prior to the remarketing date. The interest rate on such holder's senior notes will be reset to the reset rate, even though the holder did not participate in the remarketing.

     We will enter into a remarketing agreement with a nationally recognized investment banking firm, pursuant to which it will agree to use its commercially reasonable best efforts to sell the senior notes that are included in the Upper DECS and that are participating in the remarketing in a public offering or a private placement, at a price equal to at least 100.50% of the remarketing value, which will be equal to the sum of:

          (1) the value at the remarketing date of such amount of treasury securities that will pay, on or prior to the stock purchase date, an amount of cash equal to the aggregate interest payments that are scheduled to be payable on that quarterly interest payment date on each senior note which is included in an Upper DECS and which is participating in the remarketing, assuming for this purpose, even if not true, that the interest rate on the senior notes remains at the initial rate; and

          (2) the value at the remarketing date of such amount of treasury securities that will pay, on or prior to the stock purchase date, an amount of cash equal to $50 for each senior note which is included in an Upper DECS and which is participating in the remarketing.

LISTING

     Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "TIN." We will apply to list the Upper DECS on the
NYSE under the symbol "     ." Neither the Stripped DECS nor the senior notes
will initially be listed on the NYSE.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "TIN."

     The following table sets forth, for the periods indicated, the range of high and low closing sale prices of the common stock. Prices are as reported on the New York Stock Exchange based on published financial sources.

                                                                    COMMON STOCK
                                                              -------------------------
                                                              HIGH     LOW    DIVIDENDS
                                                              -----   -----   ---------
FISCAL YEAR 2000:
First Quarter...............................................  67.69   43.75     0.32
Second Quarter..............................................  57.50   40.94     0.32
Third Quarter...............................................  47.63   37.06     0.32
Fourth Quarter..............................................  55.50   34.63     0.32

FISCAL YEAR 2001:
First Quarter...............................................  57.38   40.35     0.32
Second Quarter..............................................  56.80   41.95     0.32
Third Quarter...............................................  62.15   43.90     0.32
Fourth Quarter..............................................  59.55   45.68     0.32

FISCAL YEAR 2002:
First Quarter...............................................  59.99   50.35     0.32
Second Quarter (through April 12, 2002).....................  58.30   54.15       (1)

---------------

(1) Second quarter dividend scheduled to be considered at the May 3, 2002 Board of Directors meeting.

SHAREHOLDERS

     As of April 11, 2002, approximately 5,557 holders of record held our common stock.

DIVIDEND POLICY

     As indicated above, the Company paid quarterly dividends during each of the two most recent fiscal years in the amounts shown. On February 1, 2002, the Board of Directors declared a quarterly dividend on the Common Stock of $0.32 per share payable on March 15, 2002, to shareholders of record on March 1, 2002. The quarterly dividend has been $0.32 per share since the dividend paid on September 13, 1996. The Board of Directors will review its dividend policy periodically, and the declaration of dividends will necessarily depend upon earnings and financial requirements of the Company and other factors within the discretion of the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 200,000,000 shares of common stock and 25,000,000 shares of preferred stock, in one or more series. For a further description of the terms and conditions of our capital stock, see "Description of Common Stock" and "Description of Preferred Stock" in the accompanying prospectus.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The pro forma financial statements give effect to our acquisition of Gaylord using the purchase method of accounting and on a pro forma as adjusted basis to give effect to this offering and the concurrent Upper DECS offering. The pro forma as adjusted basis reflects the application of the net proceeds of these offerings as described under "Use of Proceeds." The pro forma balance sheet was prepared as if the acquisition and offerings had occurred as of December 2001. The pro forma income statement was prepared as if the acquisition and offerings had occurred as of the beginning of the year 2001. The pro forma financial statements are presented for informational purposes. They are not necessarily indicative of actual or future financial position or results of operations that would have or will occur.

     The pro forma balance sheet was prepared based upon the historical balance sheets of Temple-Inland and Gaylord as of December 2001. The pro forma income statement was prepared based upon the historical income statements of Temple-Inland for the year ended December 2001 and of Gaylord for the 12 months ended December 2001. The Gaylord income statement was derived from Gaylord's historical income statements for its year ended September 2001 and its three months ended December 2001 and 2000. The accounting policies of Temple-Inland and Gaylord are comparable.

     The pro forma adjustments are estimates based on currently available information and assumptions that Temple-Inland believes are reasonable. The pro forma adjustments are directly attributable to the acquisition and are expected to have a continuing impact on the financial position and results of operations of Temple-Inland. The pro forma acquisition adjustments reflect a preliminary allocation of the purchase price. The actual allocation will be based upon independent appraisals and other valuations and will reflect finalized management intentions. The actual allocation will probably differ from that assumed.

     The supplemental pro forma financial statements are identical to the pro forma financial statements except that Temple-Inland's financial statements have been reclassified to reflect the assets and operations of its financial services group using the equity method of accounting.

     These pro forma and supplemental pro forma financial statements should be read in conjunction with the historical consolidated financial statements of Temple-Inland and Gaylord, which are incorporated by reference in this prospectus supplement. See "Where You Can Find More Information."

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF DECEMBER 2001

                                                                                                                        PRO
                                                                                          PRO                          FORMA
                                           TEMPLE-                   ACQUISITION         FORMA       OFFERINGS          AS
                                           INLAND       GAYLORD   ADJUSTMENTS(a)(f)   ACQUISITION   ADJUSTMENTS      ADJUSTED
                                        -------------   -------   -----------------   -----------   -----------     -----------
                                                                             (IN MILLIONS)
ASSETS:

Cash and cash equivalents.............     $   590      $    6          $  (6)          $   590        $  --          $   590
Mortgage loans held for sale..........         958          --             --               958           --              958
Loans and leases receivable, net......       9,847          --             --             9,847           --            9,847
Other securities available-for-sale...       2,599          --             --             2,599           --            2,599
Other securities held-to-maturity.....         775          --             --               775           --              775
Trade receivables.....................         288         118            (24)              378           --              378
                                                                           (4)(c)
Inventories...........................         258         100            (23)              335           --              335
Property and equipment................       2,251         530            (93)            2,688           --            2,688
Deferred income taxes.................          --         171           (171)               --           --               --
Goodwill and other intangibles........         186          --            260               446           --              446
Financing fees........................          --          --             16(b)             16           (6)(a)(c)        10
Assets held for sale..................          --          --            100               100           --              100
Other assets..........................         935          63            (15)              983           --              983
                                           -------      ------          -----           -------        -----          -------
      TOTAL ASSETS....................     $18,687      $  988          $  40           $19,715        $  (6)         $19,709
                                           =======      ======          =====           =======        =====          =======


LIABILITIES:

Deposits..............................     $ 9,030      $   --          $  --           $ 9,030        $  --          $ 9,030
Federal Home Loan Bank advances.......       3,435          --             --             3,435           --            3,435
Securities sold under repurchase
  agreements..........................       1,107          --             --             1,107           --            1,107
Other liabilities.....................         914         248           (168)              990            8(b)(c)        998
                                                                           (4)(c)
Bridge financing facility.............          --          --            884(b)            884         (481)(a)          403
Long-term debt........................       1,553         862           (794)            1,621           --            1,621
Upper DECS senior notes...............          --          --             --                --          300(a)           300
Deferred income taxes.................         304          --             --               304           --              304
Postretirement benefits...............         142          --             --               142           --              142
Stock issued by subsidiaries..........         306          --             --               306           --              306
                                           -------      ------          -----           -------        -----          -------
      TOTAL LIABILITIES...............     $16,791      $1,110          $ (82)          $17,819        $(173)         $17,646
                                           -------      ------          -----           -------        -----          -------


SHAREHOLDERS' EQUITY:

Preferred stock.......................          --          --             --                --           --               --
Common stock..........................          61          --             --                61            4(a)            65
Additional paid-in capital............         367         180           (180)              367          169(a)(b)        536
Upper DECS purchase contracts.........          --          --             --                --           --               --
Accumulated other comprehensive income
  (loss)..............................          (1)         (2)             2                (1)          --               (1)
Retained earnings.....................       2,014        (292)           292             2,014           (6)(c)        2,008
                                           -------      ------          -----           -------        -----          -------
                                             2,441        (114)           114             2,441          167            2,608
Cost of shares held in the treasury...        (545)         (8)             8              (545)          --             (545)
                                           -------      ------          -----           -------        -----          -------
    TOTAL SHAREHOLDERS' EQUITY........       1,896        (122)           122             1,896          167            2,063
                                           -------      ------          -----           -------        -----          -------
    TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY............     $18,687      $  988          $  40           $19,715        $  (6)         $19,709
                                           =======      ======          =====           =======        =====          =======

    See the notes to the unaudited pro forma combined financial statements.

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                        FOR THE YEAR ENDED DECEMBER 2001

                                                                                                                  PRO
                                                                                      PRO                        FORMA
                           TEMPLE-                DISCONTINUED    ACQUISITION        FORMA       OFFERINGS        AS
                           INLAND    GAYLORD(e)   OPERATIONS(f)   ADJUSTMENTS     ACQUISITION   ADJUSTMENTS    ADJUSTED
                           -------   ----------   -------------   -----------     -----------   -----------   -----------
                                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
REVENUES
Manufacturing............  $2,808      $1,052         $(343)         $(37)(c)       $3,480         $ --         $3,480
Financial services.......   1,364          --                          --            1,364           --          1,364
                           ------      ------         -----          ----           ------         ----         ------
                            4,172       1,052          (343)          (37)           4,844           --          4,844
COSTS AND EXPENSES
Manufacturing............   2,717       1,022          (363)          (37)(c)        3,339           --          3,339
Financial services.......   1,180          --                          --            1,180           --          1,180
                           ------      ------         -----          ----           ------         ----         ------
                            3,897       1,022          (363)          (37)           4,519           --          4,519
                           ------      ------         -----          ----           ------         ----         ------
OPERATING INCOME.........     275          30            20            --              325           --            325
Parent company
  interest...............     (98)        (90)           --            34(b)          (154)          27(d)        (127)
Upper DECS...............      --          --            --            --               --          (20)(e)        (20)
                           ------      ------         -----          ----           ------         ----         ------
INCOME (LOSS) BEFORE
  TAXES..................     177         (60)           20            34              171            7            178
Income taxes.............     (66)         23            (8)          (13)(d)          (64)          (3)(f)        (67)
                           ------      ------         -----          ----           ------         ----         ------
INCOME (LOSS) FROM
  CONTINUING
  OPERATIONS.............  $  111      $  (37)        $  12          $ 21           $  107         $  4         $  111
                           ======      ======         =====          ====           ======         ====         ======
EARNINGS PER SHARE
  Basic..................  $ 2.26                                                   $ 2.17                      $ 2.10
  Diluted................  $ 2.26                                                   $ 2.17                      $ 2.10
AVERAGE SHARES
  OUTSTANDING
  Basic..................    49.3                                                     49.3          3.6           52.9
  Diluted................    49.3                                                     49.3          3.6           52.9

    See the notes to the unaudited pro forma combined financial statements.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

ACQUISITION ADJUSTMENTS

     On March 4, 2002, Temple-Inland completed tender offers in which it acquired 86.3% of Gaylord's outstanding common stock for $56 million cash and 99.3% of Gaylord's 9 3/8% Senior Notes, 98.5% of Gaylord's 9 3/4% Senior Notes and 83.6% of Gaylord's 9 7/8% Senior Subordinated Notes for $462 million cash. On April 5, 2002, Temple-Inland effected its merger with Gaylord whereby Temple-Inland acquired for $1.17 per share in cash the remaining 13.7% of Gaylord's common stock that it did not already own.

     The estimated cash purchase price to acquire Gaylord consists of (in millions):

Tender Offer:
  Common stock ($1.17 x 48.3 million shares)................        $ 56
  Senior Notes and Subordinated Notes.......................         462
  Accrued interest..........................................          10
                                                                    ----
                                                                     528
Merger:
  Common stock ($1.17 x 7.6 million shares).................           9
                                                                    ----
Cash paid to Gaylord security holders.......................         537
Estimated costs and expenses directly attributable to the
  acquisition:
  Termination and change in control agreements..............  $41
  Advisory and professional fees............................   20     61
                                                              ---   ----
Estimated cash purchase price...............................        $598
                                                                    ====

(a) The purchase price will be allocated to the assets acquired and the liabilities assumed based on their fair values. The preliminary allocation of the purchase prices follows (in millions):

ASSETS ACQUIRED:
     Current assets.........................................         $  193
     Property and equipment.................................            437
     Assets held for sale...................................            100
     Other assets...........................................             26
     Goodwill and other intangible assets...................            260
                                                                     ------
          Total.............................................          1,016
LIABILITIES ASSUMED:
     Current liabilities....................................  $ 67
     Bank debt..............................................   270
     Senior and Subordinated Notes and other secured debt...    68
     Other long-term liabilities............................    13     (418)
                                                              ----   ------
     Net assets acquired....................................         $  598
                                                                     ======

     The acquisition is accounted for in accordance with the new accounting rules for goodwill and other intangible assets. Under these new rules, goodwill is no longer amortized but is periodically measured for impairment. Therefore, these pro forma financial statements do not include any amortization of the goodwill created by the Gaylord acquisition. Goodwill arising from the acquisition will be allocated to Temple-Inland's paper group. It is anticipated that all of the goodwill will be deductible for income tax purposes. Changes, if any, to the fair value of property and equipment will impact the amount of depreciation that would be reported.

(b) Proceeds from a $900 million Credit Agreement (the Bridge Financing Facility) are being used to fund the estimated cash purchase price of $598 million and to pay off the assumed bank debt of $270 million. Temple-Inland paid $16 million in fees to the lending institutions for this facility, which were funded from the Bridge Financing Facility. The Bridge Financing Facility is due 364 days from the date funded and bears interest at a variable rate. The all in financing rate on the Bridge Financing Facility is assumed to approximate 5.6% and will result in an annual interest expense of $50 million.

     As a result of the lower interest rate on the Bridge Financing Facility compared with the interest rate on Gaylord's debt, interest expense in the pro forma income statement is $34 million lower than Gaylord's reported interest expense for the 12 months ended December 2001. A 1/8% change in the interest rate on the Bridge Financing Facility would affect annual interest expense by $1 million.

(c)  Elimination of significant intercompany balances and transactions.

(d)  Tax effect of pro forma adjustments.

(e) Gaylord's historical financial information for the 12 months ended December 2001 was derived as follows:

                                                                                   (LOSS)
                                                              NET      OPERATING   BEFORE
                                                            REVENUES    INCOME     TAXES
                                                            --------   ---------   ------
For the fiscal year ended September 2001..................   $1,104      $ 48       $(44)
Less three months ended December 2000.....................     (295)      (25)        (2)
Add three months ended December 2001......................      243         7        (14)
                                                             ------      ----       ----
Total.....................................................   $1,052      $ 30       $(60)
                                                             ======      ====       ====

(f) Temple-Inland intends to divest several non-strategic Gaylord assets including the retail bag business, which Temple-Inland anticipates selling during April 2002, the multi-wall bag business, the kraft paper mill and the chemical business. As a result, the operations of these businesses, including an $11 million asset impairment related to the retail bag business, are eliminated in the pro forma income statement, as they will be treated for accounting purposes as a discontinued operation. The assets of these businesses have been adjusted to their estimated realizable values and are included in the pro forma balance sheet under the caption "Assets held for sale." The difference between their book value and estimated realizable value of approximately $42 million has been reflected as an increase in goodwill. Other assets that may be divested are being identified by Temple-Inland, and it is currently anticipated that such sales will occur during 2002 and 2003.

     These pro forma financial statements do not reflect the effects of any capacity rationalization, cost savings or other synergies that may be affected or realized through reductions in duplicative selling, general and administrative expenses and improvements in the mill and packaging systems and logistics.

OFFERINGS ADJUSTMENTS

(a) To reflect the offerings and the application of the net proceeds.

     The estimated proceeds from this offering and the concurrent Upper DECS offering consists of (in millions):

This offering:
  Sale of common stock (estimated 3.6 million shares at an
     assumed market price of $56.00 per share)..............         $200
  Underwriting discount and estimated expense...............           (9)
                                                                     ----
  Estimated net proceeds....................................         $191
Upper DECS offering:
  Sale of Upper DECS........................................  $300
  Underwriting discount and estimated expenses..............   (10)
                                                              ----
  Estimated net proceeds....................................          290
                                                                     ----
Aggregate net proceeds from these offerings used to repay a
  portion of the Bridge Financing Facility..................         $481
                                                                     ====

     At the date of issuance, the Upper DECS senior notes have a fair value equal to their face value and the Upper DECS purchase contracts have nominal value.

     Of the underwriting discounts and estimated expense, $2 million will be capitalized and amortized over the term of the Upper DECS senior notes and the remaining $17 million will be charged against additional paid-in capital.

(b) To record the present value of the Upper DECS purchase contract adjustment payments as a liability with a corresponding reduction in additional paid-in capital.

(c) To write-off the portion of the Bridge Financing Facility fees applicable to the amount of the Bridge Financing Facility that was repaid and recognize the tax effect thereof.

(d) To reflect the reduction in interest expense due to the repayment of $481 million of the Bridge Financing Facility using an all in rate of approximately 5.6%.

(e) To reflect the increase in interest expense due to the issue of the Upper DECS senior notes and the interest portion of the Upper DECS purchase contract adjustment payment. It is assumed that the senior notes will bear interest at 6.375% and that the purchase contract adjustment payments will be 1.375%. A 1/8% change in these rates would affect annual interest expense by less than $1 million.

(f) Tax effect of the pro forma adjustments.

(g) The dilutive effect of the shares to be issued under the Upper DECS purchase contracts is computed using the treasury stock method. Under this method, diluted shares are increased by the number of shares required to be issued to settle the purchase contracts and decreased by the number of shares that could be purchased using the proceeds from the settlement of the purchase contracts. Therefore there is no dilution of our earnings per share except during the periods when the average price of the common stock is above
    $          .

            SUPPLEMENTAL UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF DECEMBER 2001

                                                                                                               PRO
                                                                                 PRO                          FORMA
                                     TEMPLE-                ACQUISITION         FORMA       OFFERINGS          AS
                                     INLAND    GAYLORD   ADJUSTMENTS(a)(f)   ACQUISITION   ADJUSTMENTS      ADJUSTED
                                     -------   -------   -----------------   -----------   -----------     -----------
                                                                       (IN MILLIONS)
ASSETS:

Current assets
  Cash.............................  $    3     $   6         $   (6)          $    3         $  --          $    3
  Receivables, net.................     288       118            (24)             378            --             378
                                                                  (4)(c)
  Inventories......................     258       100            (23)             335            --             335
  Prepaid expenses.................      73        23             (1)              95            --              95
                                     ------     -----         ------           ------         -----          ------
    Total current assets...........     622       247            (58)             811            --             811
Investment in financial services...   1,142        --             --            1,142            --           1,142
Property and equipment.............   2,085       530            (93)           2,522            --           2,522
Deferred income taxes..............      --       171           (171)              --            --
Goodwill and other intangibles.....      62        --            260              322            --             322
Financing fees.....................      --        --             16(b)            16            (6)(a)(c)       10
Assets held for sale...............      --        --            100              100            --             100
Other assets.......................     210        40            (14)             236            --             236
                                     ------     -----         ------           ------         -----          ------
  TOTAL ASSETS.....................  $4,121     $ 988         $   40           $5,149         $  (6)         $5,143
                                     ======     =====         ======           ======         =====          ======

LIABILITIES:
  Accounts payable.................  $  149     $  41         $  (10)          $  176         $  --          $  176
                                                                  (4)(c)
  Accrued expenses.................     197        52            (16)             233            (3)(c)         230
Current portion of long-term
  debt.............................       1       105           (105)               1            --               1
  Bridge financing facility........      --                      884(b)           884          (481)(a)         403
                                     ------     -----         ------           ------         -----          ------
    Total current liabilities......     347       198            749            1,294          (484)            810
Long-term debt.....................   1,339       862           (794)           1,407            --           1,407
Upper DECS senior notes............      --        --             --               --           300(a)          300
Deferred income taxes..............     310        --             --              310            --             310
Postretirement benefits............     142        --             --              142            --             142
Other liabilities..................      87        50            (37)             100            11(b)          111
                                     ------     -----         ------           ------         -----          ------
  TOTAL LIABILITIES................   2,225     1,110            (82)           3,253          (173)          3,080
                                     ------     -----         ------           ------         -----          ------
SHAREHOLDERS' EQUITY:
Preferred stock....................      --        --             --               --            --              --
Common stock.......................      61        --             --               61             4(a)           65
Additional paid-in capital.........     367       180           (180)             367           169(a)(b)       536
Upper DECS purchase contracts......      --        --             --               --            --              --
Accumulated other comprehensive
  income (loss)....................      (1)       (2)             2               (1)           --              (1)
Retained earnings..................   2,014      (292)           292            2,014            (6)(c)       2,008
                                     ------     -----         ------           ------         -----          ------
                                      2,441      (114)           114            2,441           167           2,608
Cost of treasury stock.............    (545)       (8)             8             (545)                         (545)
                                     ------     -----         ------           ------         -----          ------
  TOTAL SHAREHOLDERS' EQUITY.......   1,896      (122)           122            1,896           167           2,063
                                     ------     -----         ------           ------         -----          ------
  TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY...........  $4,121     $ 988         $   40           $5,149         $  (6)         $5,143
                                     ======     =====         ======           ======         =====          ======

    See the notes to the unaudited pro forma combined financial statements.

           SUPPLEMENTAL UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                        FOR THE YEAR ENDED DECEMBER 2001

                                                                                                                   PRO
                                                                                       PRO                        FORMA
                              TEMPLE-                DISCONTINUED    ACQUISITION      FORMA       OFFERINGS        AS
                              INLAND    GAYLORD(e)   OPERATIONS(f)   ADJUSTMENTS   ACQUISITION   ADJUSTMENTS    ADJUSTED
                              -------   ----------   -------------   -----------   -----------   -----------   -----------
                                                        (IN MILLIONS, EXCEPT EARNINGS PER SHARE)
NET REVENUES................  $2,808      $1,052         $(343)         $(37)(c)     $3,480         $ --         $3,480
COSTS AND EXPENSES:
  Cost of sales.............   2,457         916          (330)          (37)(c)      3,006           --          3,006
  Selling and
    administrative..........     261         100           (21)           --            340           --            340
  Other (income) expense....      (1)          6           (12)           --             (7)          --             (7)
                              ------      ------         -----          ----         ------         ----         ------
                               2,717       1,022          (363)          (37)         3,339           --          3,339
                              ------      ------         -----          ----         ------         ----         ------
                                  91          30            20            --            141           --            141
FINANCIAL SERVICES
  EARNINGS..................     184          --            --            --            184           --            184
                              ------      ------         -----          ----         ------         ----         ------
OPERATING INCOME............     275          30            20            --            325           --            325
  Interest..................     (98)        (90)           --            34(b)        (154)          27 (d)       (127)
  Upper DECS................      --          --            --            --             --          (20)(e)        (20)
                              ------      ------         -----          ----         ------         ----         ------
INCOME (LOSS) BEFORE
  TAXES.....................     177         (60)           20            34            171            7            178
  Income taxes..............     (66)         23            (8)          (13)(d)        (64)          (3)(f)        (67)
                              ------      ------         -----          ----         ------         ----         ------
INCOME (LOSS) FROM
  CONTINUING OPERATIONS.....  $  111      $  (37)        $  12          $ 21         $  107         $  4         $  111
                              ======      ======         =====          ====         ======         ====         ======
EARNINGS PER SHARE:
  Basic.....................  $ 2.26                                                 $ 2.17                      $ 2.10
  Diluted...................  $ 2.26                                                 $ 2.17                      $ 2.10
AVERAGE SHARES OUTSTANDING:
  Basic.....................    49.3                                                   49.3          3.6           52.9
  Diluted...................    49.3                                                   49.3          3.6           52.9

    See the notes to the unaudited pro forma combined financial statements.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for each of the fiscal years in the five-year period ended December 2001. We derived this selected financial data from our audited financial statements. You should read this selected financial data in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this prospectus supplement, and the consolidated financial statements and related notes of Temple-Inland contained in our Annual Report on Form 10-K for the fiscal year ended December 29, 2001 and incorporated into this prospectus supplement by reference. See "Where You Can Find More Information."

                                                                FOR THE YEAR
                                               -----------------------------------------------
                                                2001      2000      1999      1998      1997
                                               -------   -------   -------   -------   -------
                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues:
  Paper......................................  $ 2,082   $ 2,092   $ 1,869   $ 1,707   $ 1,768
  Building products..........................      726       836       837       660       662
  Financial services.........................    1,364     1,369     1,116     1,036       923
                                               -------   -------   -------   -------   -------
Total revenues...............................  $ 4,172   $ 4,297   $ 3,822   $ 3,403   $ 3,353
                                               =======   =======   =======   =======   =======
Segment operating income:
  Paper......................................  $   107   $   207   $   104   $    39   $   (53)
  Building products..........................       13        77       189       118       136
  Financial services.........................      184       189       138       154       132
                                               -------   -------   -------   -------   -------
Segment operating income(a)..................      304       473       431       311       215
Corporate expenses...........................      (30)      (33)      (30)      (28)      (25)
Other income (expense)(b)....................        1       (15)       --       (47)       --
Parent company interest......................      (98)     (105)      (95)      (78)      (82)
                                               -------   -------   -------   -------   -------
Income before taxes..........................      177       320       306       158       108
Income taxes.................................      (66)     (125)     (115)      (70)      (49)
                                               -------   -------   -------   -------   -------
Income from continuing operations............      111       195       191        88        59
Discontinued operations(c)...................       --        --       (92)      (21)       (8)
Effect of accounting change..................       (2)       --        --        (3)       --
                                               -------   -------   -------   -------   -------
Net income...................................  $   109   $   195   $    99   $    64   $    51
                                               =======   =======   =======   =======   =======
Diluted earnings per share:
  Income from continuing operations..........  $  2.26   $  3.83   $  3.43   $  1.59   $  1.04
  Discontinued operations....................       --        --     (1.65)    (0.38)    (0.14)
  Effect of accounting change................     (.04)       --        --     (0.06)       --
                                               -------   -------   -------   -------   -------
  Net income.................................  $  2.22   $  3.83   $  1.78   $  1.15   $  0.90
                                               =======   =======   =======   =======   =======
Dividends per common share...................  $  1.28   $  1.28   $  1.28   $  1.28   $  1.28
Average diluted shares outstanding...........     49.3      50.9      55.8      55.9      56.2
Common shares outstanding at year-end........     49.3      49.2      54.2      55.6      56.3
Depreciation and depletion:
  Manufacturing(a)...........................  $   182   $   198   $   200   $   192   $   187
  Financial services.........................       23        18        17        14        13

                                                                FOR THE YEAR
                                               -----------------------------------------------
                                                2001      2000      1999      1998      1997
                                               -------   -------   -------   -------   -------
                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
Capital expenditures:
  Manufacturing..............................  $   182   $   223   $   178   $   157   $   213
  Financial services.........................       26        34        26        39        18
                                               -------   -------   -------   -------   -------
At Year-end:
Total assets:
  Parent company.............................  $ 4,121   $ 4,011   $ 4,005   $ 4,308   $ 4,170
  Financial services.........................   15,738    15,324    13,321    12,376    10,772
Long-term debt:
  Parent company.............................  $ 1,339   $ 1,381   $ 1,253   $ 1,501   $ 1,356
  Financial services.........................      214       210       212       210       167
Stock issued by subsidiaries.................  $   306   $   306   $   226   $   225   $   150
Shareholders' equity.........................  $ 1,896   $ 1,833   $ 1,927   $ 1,998   $ 2,045
Ratio of total debt to total
  capitalization -- parent company...........       41%       43%       39%       43%       40%

---------------

(a) Segment operating income for 2001 includes a $27 million reduction in depreciation expense resulting from a change in the estimated useful lives of certain production equipment. Of this amount $20 million, applies to the paper group and $7 million applies to the building products group.

(b) Other income (expense) includes (i) in 2001, a $20 million gain from the sale of non-strategic timberlands and $15 million in losses from the disposition of under performing assets; (ii) in 2000, a $15 million loss from the decision to exit the fiber cement business; and (iii) in 1998, a $24 million loss from the disposition of the Argentine operations and $23 million in losses and charges related to other under performing assets.

(c) Represents the bleached paperboard operations sold in 1999 and includes a loss on disposal of $71 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The actual results achieved by Temple-Inland may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Temple-Inland and its subsidiaries; the availability and price of raw materials used by Temple-Inland and its subsidiaries; competitive actions by other companies; changes in laws or regulations; and other factors, many of which are beyond the control of Temple-Inland and its subsidiaries.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 2001, 2000 AND 1999

  SUMMARY

     All of the results and other information contained in this "Management's Discussion and Analysis of Financial Conditions and Results of Operations" excludes any results or other data related to our acquisition of Gaylord Container Corporation, which was completed on April 5, 2002. Temple-Inland had consolidated revenues of $4.2 billion in 2001, $4.3 billion in 2000 and $3.8 billion in 1999. Income from continuing operations was $111 million in 2001, $195 million in 2000, and $191 million in 1999. Income from continuing operations per diluted share was $2.26 in 2001, $3.83 in 2000, and $3.43 in 1999.

  BUSINESS SEGMENTS

     Temple-Inland manages its operations through three business segments:
Paper, Building Products and Financial Services. Each of these business segments is affected by the factors of supply and demand and changes in domestic and global economic conditions. These conditions include changes in interest rates, new housing starts, home repair and remodeling activities, and the strength of the U.S. dollar, some or all of which may have varying degrees of impact on the business segments. As used herein the term "parent company" refers to Temple-Inland and its manufacturing business segments, Paper and Building Products with the financial services group reported on the equity method.

  CRITICAL ACCOUNTING POLICIES

     In preparing the financial statements, Temple-Inland follows generally accepted accounting policies, which in many cases require Temple-Inland to make assumptions, estimates and judgments that affect the amounts reported. Many of these policies are relatively straightforward. There are, however, a few policies that are critical because they are important in determining the financial condition and results and they are difficult to apply. Within the parent company, they include asset impairments and pension accounting and within the financial services group, they include the allowance for loan losses and mortgage servicing rights. The difficulty in applying these policies arises from the assumptions, estimates and judgments that have to be made currently about matters that are inherently uncertain, such as future economic conditions, operating results and valuations as well as management intentions. As the difficulty increases, the level of precision decreases, meaning that actual results can and probably will be different from those currently estimated. Temple-Inland bases its assumptions, estimates and judgments on a combination of historical experiences and other reasonable factors.

     Measuring assets for impairments requires estimating intentions as to holding periods, future operating cash flows and residual values of the assets under review. Changes in management intentions, market conditions or operating performance could indicate that impairment charges might be necessary. The expected long-term rate of return on pension plan assets is an important assumption in determining pension expense. In selecting that rate, consideration is given to both historical returns and future returns over the next quarter century. Differences between actual and expected returns will adjust future pension expense. Allowances for loan losses are based on loan classifications, historical experiences and evaluations of future cash flows and collateral values and are subject to regulatory scrutiny. Changes in general economic conditions or loan specific circumstances will inevitably change those evaluations. Measuring for impairment and amortizing mortgage servicing rights is largely dependent upon the speed at which loans are repaid and market rates of return. Changes in interest rates will affect both of these variables and could indicate that impairments or adjustments of the rate of amortization might be necessary.

  THE PAPER GROUP

     The paper group manufactures linerboard and corrugating medium that it converts into a complete line of corrugated and specialty packaging. The paper group operations consist of 4 linerboard mills, 1 corrugating medium mill, 53 converting plants, 8 specialty-converting plants and an interest in a gypsum facing paper joint venture. The paper group's facilities are located throughout the United States and in Mexico and Puerto Rico.

     During 2001, the paper group completed the acquisition of the corrugated packaging operations of Chesapeake Corporation, Elgin Corrugated Box Company and ComPro Packaging LLC. These operations consist of 13 corrugated converting plants in eight states. These acquired operations did not contribute significantly to the paper group's 2001 operating income. During January 2002, the parent company initiated a tender offer to acquire Gaylord Container Corporation. The transaction was contingent on several matters including the tender of at least two-thirds of the outstanding shares and at least 90% in aggregate principal amount of the senior notes and 82.6% of the senior subordinated notes. The tender expired on February 28, 2002, and was funded from our 364-day credit facility.

     The paper group's revenues come principally from the sales of corrugated packaging products and to a lesser degree from the sales of linerboard in the domestic and export markets. The paper group's revenues were $2.1 billion in 2001, $2.1 billion in 2000 and $1.9 billion in 1999. While revenues were flat in 2001 and up 12% in 2000, the mix of revenues is changing. Corrugated packaging revenues represent 93% of total revenues in 2001 and 91% in 2000 and 1999. In 2001, the corrugated packaging revenues derived from the acquired corrugated packaging operations, approximately $100 million, were offset by declines in domestic shipments due to the weakening economy. Average box prices were up 2%, and box shipments were unchanged. Excluding the acquired corrugated packaging operations, average box prices would have been up 1%, and shipments would have been down 3%. Revenues and volumes were also affected by the poor performance of the specialty packaging operations. Until the economy improves, box shipments will likely remain weak, and box prices will likely trend downward. The changes in revenues in 2000 and 1999 were due to increases in average box prices, up 17% in 2000 and 3% in 1999 with essentially no change in volumes.

     The decrease in linerboard revenues in 2001 was due to lower prices, down 7%, and lower shipments, down 14%. The weakening economy softened the market for domestic linerboard while increased offshore capacity and a strong U.S. dollar continued to affect export markets. Until the economy improves, the downward trend in the domestic linerboard market will probably continue. It is likely that the downward trend in export demand will continue during 2002 due to significant new offshore capacity. The changes in revenues in 2000 and 1999 were due to increases in average prices, up 20% in 2000 and 6% in 1999, with volumes down 10% in 2000 and up 61% in 1999.

     Costs, which include production, distribution and administrative costs, were $2.0 billion in 2001, $1.9 billion in 2000 and $1.8 billion in 1999. The change in costs in 2001 was due to the acquired corrugated packaging operations and higher costs for energy, principally natural gas, up $30 million, labor and benefit costs, up $19 million, and new technology systems, up $14 million. Costs were also affected by the poor performance of the specialty packaging operations. Partially offsetting these increases were lower OCC costs, down $35 million, and lower depreciation expense, down $20 million. The changes in costs in 2000 were due to higher energy costs, up $10 million, and higher OCC costs coupled with increased outside purchases of corrugating medium. Energy costs began to rise during the second quarter 2000 and continued to rise through the second quarter 2001. Energy costs peaked during the second quarter 2001 and began to decline the remainder of 2001 reaching more normalized levels by year-end 2001. OCC represented 38%, 41% and 46% of the fiber requirements during the last three years. OCC prices began to decline near the end of the second quarter 2000 and continued to decline through the second quarter 2001. OCC prices have remained relatively constant since then. OCC costs averaged $69 per ton in 2001, $107 per ton in 2000 and $89 per ton in 1999. Year-end OCC prices were $53 per ton in 2001, $67 per ton in 2000 and $99 per ton in 1999. The reduction in depreciation expense was due to the lengthening of estimated useful lives of certain production equipment beginning January 2001.

     Mill production was 2.1 million tons in 2001, 2.3 million tons in 2000 and
2.7 million tons in 1999. Of the mill linerboard production, 83% in 2001 and 80% in 2000 and 1999 was used by the corrugated packaging operations; the remainder was sold in the domestic and export markets. Production was affected by curtailments due to market, maintenance and operational factors in 2001 and 2000 and by the conversion of the Newport medium mill (285,000-ton annual capacity) in 2000. Production curtailments totaled 327,000 tons in 2001 and 315,000 tons in 2000. Production curtailments were minimal in 1999. The No. 2 paper machine (220,000-ton annual capacity) at the Orange, Texas linerboard mill was shut down for an indefinite period in December 2001 due to weak market conditions. Absent an improvement in market conditions, it is likely that the paper group will continue to curtail production in 2002.

     The joint venture conversion of the Newport mill to enable it to produce lightweight gypsum facing paper was completed during third quarter 2000. Start-up and production issues coupled with weak market conditions have hampered this venture. Consequently, the mill continues to produce some corrugating medium, a large portion of which was purchased by the paper group, 159,400 tons in 2001 and 72,000 tons in 2000. The joint venture expects to have the production issues resolved during the first quarter 2002; however, it is uncertain when market conditions for gypsum-facing paper will improve.

     The paper group is continuing its efforts to enhance return on investment, including reviewing operations that are unable to meet return objectives and determining appropriate courses of actions. During 2001, the paper group sold its corrugated packaging operation in Chile at a loss of $5 million. The paper group also restructured and downsized its specialty packaging operations at a loss of $4 million and recognized an impairment charge of $4 million related to its interest in a glass bottling venture operation in Puerto Rico. These losses are included in other expenses. Other initiatives included the December 1999 sale of the bleached paperboard operation, which resulted in a loss on disposal of $71 million.

     The paper group's operating income was $107 million in 2001, $207 million in 2000 and $104 million in 1999.

  THE BUILDING PRODUCTS GROUP

     The building products group manufactures a variety of building products including lumber, particleboard, medium density fiberboard (MDF) and gypsum wallboard. The building products group operations consist of 19 facilities including a particleboard plant and an MDF plant operated under long-term operating lease agreements and interests in a gypsum joint venture and an MDF joint venture. The building products group operates in the United States and Canada and manages the company's 2.1 million acres of owned and leased timberlands located in Texas, Louisiana, Georgia and Alabama.

     The building products group's revenues were $726 million in 2001, $836 million in 2000 and $837 million in 1999. Average prices for lumber, particleboard, and gypsum fell during 2001. During 2001, prices for lumber were down 5%, particleboard down 14% and gypsum down 39% while prices for MDF were up 4% due to improved product mix. For 2001, shipments of lumber were up 15%, particleboard down 14%, gypsum down 13% and MDF up 5%. Lumber shipments were up primarily due to the new Pineland sawmill, which began operations in second quarter 2001. Particleboard shipments were down due to the explosion at the Mount Jewett facility, which closed the facility for about five months during 2001 and weaker market conditions. Other revenue includes sales of small tracts of high-value use timberlands ($18 million in 2001, $11 million in 2000 and $14 million in 1999) and deliveries under a long-term fiber supply agreement entered into in connection with the 1999 sale of the bleached paperboard operations. The lumber, particleboard and gypsum markets continue to be affected by over capacity and weak demand. It is likely that these conditions will continue for much of 2002. The MDF markets could also be affected by new industry capacity coming on line in 2002.

     Costs, which include production, distribution and administrative costs, were $713 million in 2001, $759 million in 2000 and $648 million in 1999. The change in costs in 2001 was due to lower production volumes, lower depreciation expense and the disposition of the fiber cement venture during the third quarter 2000 offset by higher energy costs, principally natural gas. Fiber costs were relatively unchanged. Depreciation expense was reduced by $7 million due to the lengthening of estimated useful lives of certain production equipment beginning January 2001. Energy costs were up $8 million. Energy costs peaked during the second quarter 2001 and began to decline during the remainder of 2001 reaching more normalized levels by year-end 2001. The change in costs in 2000 was due to additional manufacturing facilities, an increase in energy costs, up $7 million, and $13 million of operating losses from the fiber cement venture.

     Production was curtailed due to market conditions to varying degrees in most product lines beginning the third quarter 2000 and continuing through year-end 2001. For 2001, production averaged from a low of 66% to a high of 77% of capacity in the various product lines. Production curtailments were minimal in 1999. The building products group's joint venture operations also experienced production curtailments during 2001 due to market conditions. During the first quarter 2001, the MDF joint venture in El Dorado, Arkansas was shut down due to market conditions, higher energy prices and reconstruction of the heat energy system of the plant. Production at this facility resumed in the second quarter 2001. Absent an improvement in market conditions, it is likely that the building products group and its joint venture operations will continue to curtail production to varying degrees in the various product lines in 2002.

     The building products group is continuing its efforts to enhance return on investment, including reviewing operations that are unable to meet return objectives and determining appropriate courses of action. During 2001, the building products group performed a review of its 600,000 acres of timberlands in Georgia and Alabama and identified approximately 110,000 acres of non-strategic fee and leased timberlands. During September 2001, approximately 78,000 acres of these non-strategic timberlands were sold for $54 million resulting in a gain of $20 million, which is included in other income. The remaining non-strategic timberlands will be sold over time. This review also identified approximately 160,000 acres of timberlands in Georgia that will be converted over time to higher value use. In addition, the building products group is addressing production cost issues at its MDF facilities.

     The building products group's operating income was $13 million in 2001, $77 million in 2000 and $189 million in 1999.

  THE FINANCIAL SERVICES GROUP

     The financial services group operates a savings bank and engages in mortgage banking, real estate and insurance brokerage activities. The savings bank, Guaranty Bank (Guaranty), primarily conducts business through banking centers in Texas and California. The mortgage banking operation originates single family mortgages and services them for Guaranty and unrelated third parties. Real estate operations include the development of residential subdivisions and multi-family housing and the management and sale of income producing properties, which are principally located in Texas, Colorado, Florida, Tennessee and California. The insurance brokerage operation sells a range of insurance products.

     During 2001, the financial services group acquired an asset-based loan portfolio and two mortgage production operations. During 2000, the financial services group acquired American Finance Group, Inc. (AFG), a commercial finance company engaged in leasing and secured lending. During 1999, the financial services group acquired Hemet Federal Savings and Loan Association (Hemet) and the assets of Fidelity Funding Inc. (Fidelity), an asset-based lender.

 OPERATIONS

     The financial services group revenues, consisting of interest and noninterest income, were $1.4 billion in 2001, $1.4 billion in 2000 and $1.1 billion in 1999. Selected financial information for the financial services group follows:

                                                                 FOR THE YEAR
                                                              ------------------
                                                              2001   2000   1999
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Net interest income.........................................  $426   $389   $299
Provision for loan losses...................................   (46)   (39)   (38)
Noninterest income..........................................   363    280    280
Noninterest expense.........................................  (540)  (423)  (388)
Minority interest...........................................   (19)   (18)   (15)
                                                              ----   ----   ----

Operating income............................................  $184   $189   $138
                                                              ====   ====   ====

     Net interest income was $426 million in 2001, $389 million in 2000 and $299 million in 1999. The increases in net interest income are primarily due to growth and changes in the mix of average earning assets and interest-bearing liabilities. The changes in the net yield are primarily due to changes in the mix of the assets and liabilities and the timing of their repricing to market rates. The following table presents average balances, interest income and expense, and rates by major balance sheet categories:

                                                                             FOR THE YEAR
                                       ----------------------------------------------------------------------------------------
                                                  2001                           2000                          1999
                                       ---------------------------   ----------------------------   ---------------------------
                                       AVERAGE              YIELD/   AVERAGE               YIELD/   AVERAGE              YIELD/
                                       BALANCE   INTEREST    RATE    BALANCE    INTEREST    RATE    BALANCE   INTEREST    RATE
                                       -------   --------   ------   --------   --------   ------   -------   --------   ------
                                                                            (IN MILLIONS)
ASSETS:

Cash equivalents and Securities......  $ 3,164    $  195     6.16%   $  3,137    $  205     6.53%   $ 2,450     $131      5.35%
Loans and mortgage loans held for
  sale(1)............................   11,166       806     7.22%     10,377       884     8.52%     9,482      705      7.43%
                                       -------    ------     ----    --------    ------     ----    -------     ----      ----
    Total interest-earning assets....  $14,330    $1,001     6.99%   $ 13,514    $1,089     8.06%   $11,932     $836      7.01%
Other assets.........................    1,048                          1,077                         1,066
                                       -------                       --------                       -------
    Total Assets.....................  $15,378                       $ 14,591                       $12,998
                                       =======                       ========                       =======


LIABILITIES AND EQUITY:
Deposits:
  Interest-bearing demand............  $ 2,838    $   77     2.72%   $  2,294    $   93     4.04%   $ 1,851     $ 56      3.04%
  Savings deposits...................      172         3     1.89%        189         4     1.94%       215        5      2.17%
  Time deposits......................    5,990       319     5.32%      6,993       396     5.67%     6,052      318      5.25%
                                       -------    ------             --------    ------             -------     ----
    Total interest-bearing
      deposits.......................    9,000       399     4.44%      9,476       493     5.20%     8,118      379      4.66%
Advances from FHLBs..................    3,412       139     4.08%      2,511       159     6.35%     2,683      139      5.19%
Securities sold under repurchase
  agreements.........................      594        23     3.84%        484        32     6.51%       112        5      4.98%
Other borrowings.....................      235        14     5.91%        217        16     7.34%       217       14      6.35%
                                       -------    ------             --------    ------             -------     ----
    Total interest-bearing
      liabilities....................  $13,241    $  575     4.34%   $ 12,688    $  700     5.52%   $11,130     $537      4.83%
Other liabilities....................      687                            597                           731
Stock issued by subsidiaries.........      308                            230                           227
Shareholder's equity.................    1,142                          1,076                           910
                                       -------                       --------                       -------
Total liabilities and equity.........   15,378                       $ 14,591                       $12,998
                                       =======                       ========                       =======
Net interest income..................             $  426                         $  389                         $299
                                                  ======                         ======                         ====
Net yield on interest-earning
  assets.............................                        2.97%                          2.88%                         2.51%

---------------

(1) Nonaccruing loans are included in loans and mortgage loans held for sale.

     A portion of the increase in average interest-earning assets in 2001 was the result of the first quarter 2001 acquisition of an asset-based lending portfolio and the first quarter 2000 acquisition of AFG. The remainder of the increase in 2001 was due to internally generated growth, primarily in construction and development loans, mortgage warehouse loans, commercial and business loans and mortgage loans held for sale. A portion of the increase in average interest-earning assets in 2000 was the result of the first quarter

2000 acquisition of AFG and the mid-1999 acquisitions of Hemet and Fidelity. The remainder of the increase in 2000 was due to internally generated growth, primarily in construction and development loans and commercial and business loans and purchases of mortgage-backed securities. As a percentage of average earning assets, loans, which include loans and mortgage loans held for sale, were 78% in 2001, 77% in 2000 and 79% in 1999.

     The decline in average interest-bearing deposits in 2001 was the result of very competitive markets. Despite paying rates for new deposits at a historically high spread, non-renewed maturing deposits exceeded new deposits during 2001. A portion of the increase in average interest-bearing deposits in 2000 was the result of the mid-1999 acquisition of Hemet. The remainder of the increase was the result of internally generated growth through new product offerings and marketing campaigns. See Note G to the financial services group Summarized Financial Statements for further information regarding deposits. The increase in average borrowings in 2001 resulted from the competitive deposit market and the growth in average earning assets. The increase in average borrowings in 2000 resulted from the growth in average earning assets outpacing the growth in average interest-bearing deposits.

     The following table presents the changes in net interest income attributable to changes in volume and rates of interest-earning assets and interest-bearing liabilities.

                                     2001 COMPARED WITH 2000           2000 COMPARED WITH 1999
                                  INCREASE (DECREASE) DUE TO (1)   INCREASE (DECREASE) DUE TO (1)
                                  ------------------------------   -------------------------------
                                   VOLUME      RATE       TOTAL     VOLUME       RATE       TOTAL
                                  --------    -------    -------   --------     ------     -------
                                                           (IN MILLIONS)
Interest income:
  Cash equivalent and
     securities.................    $  2       $ (12)     $ (10)     $ 41        $ 33        $ 74
  Loans and mortgage loans held
     for sale...................      64        (142)       (78)       70         109         179
                                    ----       -----      -----      ----        ----        ----
     Total interest income......    $ 66       $(154)     $ (88)     $111        $142        $253
Interest expense:
  Deposits:
     Demand and savings
       deposits.................    $ 18       $ (35)     $ (17)     $ 15        $ 21        $ 36
     Time deposits..............     (54)        (23)       (77)       52          26          78
                                    ----       -----      -----      ----        ----        ----
     Total interest on
       deposits.................     (36)        (58)       (94)       67          47         114
Advances from FHLBs.............      47         (67)       (20)       (9)         29          20
Securities sold under repurchase
  agreements....................       6         (15)        (9)       24           3          27
Other borrowings................      --          (2)        (2)       --           2           2
                                    ----       -----      -----      ----        ----        ----
     Total interest expense.....    $ 17       $(142)     $(125)     $ 82        $ 81        $163
                                    ----       -----      -----      ----        ----        ----
Net interest income.............    $ 49       $ (12)     $  37      $ 29        $ 61        $ 90
                                    ====       =====      =====      ====        ====        ====

---------------

(1) The change in interest income and expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

     The provision for loan losses was $46 million in 2001, $39 million in 2000 and $38 million in 1999. The increase in 2001 was primarily the result of a decline in asset quality related to loans in the construction and development (senior housing) and commercial and business (asset-based) portfolios. Loan growth and a change in the mix of the loan portfolio affected both 2000 and 1999.

     Noninterest income includes service charges, fees and the revenues from mortgage banking, real estate and insurance activities. Noninterest income was $363 million in 2001 and $280 million in 2000 and in 1999. The growth in noninterest income in 2001 was due to increased mortgage banking and insurance revenues and fee-based products. Mortgage banking revenues were up almost 200% due to acquisitions and the high level of refinance activity resulting from low interest rates. This was partially offset by a reduction in servicing revenues due to the sale of $8.6 billion in loans during the second quarter 2001 and an increase in amortization expense and impairment reserves due to the high level of prepayments. In 2000, the growth in fee-based products was offset by declines in mortgage banking revenues due to the impact of the higher interest rate environment on mortgage financing and refinancing activities.

     Noninterest expense includes compensation and benefits, real estate operations, occupancy and data processing expenses. Noninterest expense was $540 million in 2001, $423 million in 2000 and $388 million in 1999. The growth in noninterest expense in 2001 was primarily due to the acquired mortgage banking production operations and asset-based portfolios and expenses associated with new product offerings. The growth in noninterest expense in 2000 was primarily due to the acquired savings bank operation.

  EARNING ASSETS

     Securities, which include mortgage-backed and other securities, were $3.4 billion at year-end 2001, $3.3 billion at year-end 2000 and $2.5 billion at year-end 1999. Purchases and securitizations totaling $948 million offset payments received on securities in 2001. The increase in 2000 was the result of purchases of $1.0 billion partially offset by maturities and prepayments. See Note D to the financial services group Summarized Financial Statements for further information regarding securities. Mortgage loans held for sale were $958 million at year-end 2001, $232 million at year-end 2000 and $252 million at year-end 1999. The increase at year-end 2001 resulted from the growth in the mortgage production operations due to acquisitions and high refinancing activities due to the lower interest rate environment.

     Loans were $10.0 billion at year-end 2001, $10.5 billion at year-end 2000 and $9.4 billion at year-end 1999. The following table summarizes the composition of the loan portfolio.

                                                           AT YEAR-END
                                           -------------------------------------------
                                            2001     2000      1999     1998     1997
                                           ------   -------   ------   ------   ------
                                                          (IN MILLIONS)
Real estate mortgage.....................  $2,872   $ 3,600   $3,763   $4,133   $4,036
Construction and development(1)..........   4,234     4,007    3,253    2,210    1,379
Commercial and business..................   2,116     1,681    1,265    1,031      582
Consumer and other, net..................     764     1,224    1,128      844      585
                                           ------   -------   ------   ------   ------
                                            9,986    10,512    9,409    8,218    6,582
Less allowance for loan losses...........    (139)     (118)    (113)     (87)     (91)
                                           ------   -------   ------   ------   ------
                                           $9,847   $10,394   $9,296   $8,131   $6,491
                                           ======   =======   ======   ======   ======

---------------

(1) Includes residential construction

     The financial services group continued to alter the mix of the loan portfolio through increased lending in the construction and development, mortgage warehouse, and commercial and business areas and the introduction of new products. These changes to the loan portfolio provide further product and geographic diversification.

     Lending activities are subject to underwriting standards and liquidity considerations. Specific underwriting criteria for each type of loan are outlined in a credit policy approved by the Board of Directors of the savings bank. In general, commercial loans are evaluated based on cash flow, collateral, market conditions, prevailing economic trends, character and leverage capacity of the borrower and capital and investment in a particular property, if applicable. Most small business and consumer loans are underwritten using credit-scoring models that consider factors including payment capacity, credit history and collateral. In addition, market conditions, economic trends and the character of the borrower are considered. The credit policy, including the underwriting criteria for loan categories, is reviewed on a regular basis and adjusted when warranted.

     Construction and development and commercial and business loans by maturity date at year-end 2001 follow:

                                     CONSTRUCTION AND
                                       DEVELOPMENT            COMMERCIAL AND BUSINESS
                                --------------------------   --------------------------
                                VARIABLE RATE   FIXED RATE   VARIABLE RATE   FIXED RATE   TOTAL
                                -------------   ----------   -------------   ----------   ------
                                                         (IN MILLIONS)
Due within one year...........     $2,598          $ 90         $  613          $ 42      $3,343
After one but within five
  years.......................      1,525            21            839           368       2,753
After five years..............         --            --             99           155         254
                                   ------          ----         ------          ----      ------
                                   $4,123          $111         $1,551          $565      $6,350
                                   ======          ====         ======          ====      ======

  ASSET QUALITY

     Several important measures are used to evaluate and monitor asset quality. They include the level of loan delinquencies, nonperforming loans and assets and net loan charge-offs compared to average loans.

                                                                  AT YEAR-END
                                                           --------------------------
                                                            2001     2000      1999
                                                           ------   -------   -------
                                                                 (IN MILLIONS)
Accruing loans past due 30-89 days.......................  $  107   $   170   $    95
Accruing loans past due 90 days or more..................      --         6         6
                                                           ------   -------   -------
  Accruing loans past due 30 days or more................  $  107   $   176   $   101
                                                           ======   =======   =======
Nonaccrual loans.........................................  $  166   $    65   $    85
Restructured loans.......................................      --        --        --
                                                           ------   -------   -------
  Nonperforming loans....................................     166        65        85
Foreclosed property......................................       2         3         8
                                                           ------   -------   -------
  Nonperforming assets...................................  $  168   $    68   $    93
                                                           ======   =======   =======
Allowance for loan losses................................  $  139   $   118   $   113
Net charge-offs..........................................  $   27   $    36   $    24
Nonperforming loan ratio.................................    1.67%     0.62%     0.90%
Nonperforming asset ratio................................    1.68%     0.65%     0.99%
Allowance for loan losses/total loans....................    1.39%     1.12%     1.20%
Allowance for loan losses/nonperforming loans............   83.73%   179.73%   133.52%
Net loans charged off/average loans......................    0.25%     0.35%     0.26%

     Accruing delinquent loans past due 30 days or more were 1.10% of total loans at year-end 2001, 1.67% at year-end 2000 and 1.07% at year-end 1999. There were no accruing delinquent loans past due 90 days or more at year-end 2001. Accruing delinquent loans past due 90 days or more were 0.06% at year-end 2000 and 0.07% at year-end 1999.

     Nonperforming loans consist of nonaccrual loans (loans on which interest income is not currently recognized) and restructured loans (loans with below market interest rates or other concessions due to the deteriorated financial condition of the borrower). Interest payments received on nonperforming loans are applied to reduce principal if there is doubt as to the collectibility of contractually due principal and interest. Nonperforming loans increased in 2001 due to loans in the construction and development (senior housing) and commercial and business (asset-based) portfolios. One of the asset-based loans was affected by the events of September 11, 2001, and is currently being restructured. This increase in nonperforming loans resulted in a decline in the allowance as a percent of nonperforming loans; 83.73% at year-end 2001 compared with 179.73% at year-end 2000. The allowance as a percent of total loans increased to 1.39% at year-end 2001 compared with 1.12% at year-end 2000. Nonperforming loans declined in both dollars and as a percent of total loans in 2000; the allowance as a percent of nonperforming loans increased in 2000. Loans accounted for on a nonaccrual basis, accruing loans that are contractually past due 90 days or more, and restructured or other potential problem loans were less than 2% of total loans as of the most recent five year-ends. The aggregate amounts and the interest income foregone on such loans are immaterial.

     The investment in impaired loans was $66 million at year-end 2001 and $6 million at year-end 2000, with a related allowance for loan losses of $28 million and $3 million, respectively. The average investment in impaired loans during 2001 and 2000 was $37 million and $45 million, respectively. The related amount of interest income recognized on impaired loans for 2001 and 2000 was immaterial.

  ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is comprised of specific allowances, general allowances and an unallocated allowance. Management continuously evaluates the allowance for loan losses to ensure the level is adequate to absorb losses inherent in the loan portfolio. The allowance is increased by charges to income and by the portion of the purchase price related to credit risk on loans acquired through bulk purchases and acquisitions, and decreased by charge-offs, net of recoveries.

     Specific allowances are based on a thorough review of the financial condition of the borrower, general economic conditions affecting the borrower, collateral values and other factors. General allowances are based on historical loss trends and management's judgment concerning those trends and other relevant factors, including delinquency rates, current economic conditions, loan size, industry competition and consolidation, and the effect of government regulation. The unallocated allowance provides for inherent loss exposures not yet identified. The evaluation of the appropriate level of unallocated allowance considers current risk factors that may not be apparent in historical factors used to determine the specific and general allowances. These factors include inherent delays in obtaining information and the volatility of economic conditions.

     Changes in the allowance for loan losses were:

                                                               FOR THE YEAR
                                                     --------------------------------
                                                     2001   2000   1999   1998   1997
                                                     ----   ----   ----   ----   ----
                                                              (IN MILLIONS)
Balance at beginning of year.......................  $118   $113   $ 87   $91    $68
Charge-offs:
  Real estate mortgage.............................    --    (22)   (16)   (6)    (5)
  Commercial and business..........................   (28)   (11)    (7)   --     (1)
  Consumer and other...............................    (3)    (4)    (2)   (2)    (2)
                                                     ----   ----   ----   ---    ---
                                                      (31)   (37)   (25)   (8)    (8)
Recoveries:
  Real estate mortgage.............................     3     --     --     3      1
  Consumer and other...............................     1      1      1    --      1
                                                     ----   ----   ----   ---    ---
                                                        4      1      1     3      2
                                                     ----   ----   ----   ---    ---
     Net charge-offs...............................   (27)   (36)   (24)   (5)    (6)
Additions charged to operations....................    46     39     38     1     (2)
Acquisitions and bulk purchases of loans, net of
  adjustments......................................     2      2     12    --     31
                                                     ----   ----   ----   ---    ---
Balance at end of year.............................  $139   $118   $113   $87    $91
                                                     ====   ====   ====   ===    ===
Ratio of net charge-offs during the year to average
  loans outstanding during the year                   .25%   .35%   .26%  .07%   .10%

     An analysis of the allocation of the allowance for loan losses follows. Allocation of a portion of the allowance does not preclude its availability to absorb losses in other categories of loans.

                                                              AT YEAR-END
                       -----------------------------------------------------------------------------------------
                               2001                   2000                   1999                   1998
                       --------------------   --------------------   --------------------   --------------------
                                   CATEGORY               CATEGORY               CATEGORY               CATEGORY
                                    AS A %                 AS A %                 AS A %                 AS A %
                                   OF TOTAL               OF TOTAL               OF TOTAL               OF TOTAL
                       ALLOWANCE    LOANS     ALLOWANCE    LOANS     ALLOWANCE    LOANS     ALLOWANCE    LOANS
                       ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                             (IN MILLIONS)
Real estate
  mortgage...........    $ 14         29%       $ 26         34%       $ 60         40%       $ 36         50%
Construction and
  development........      62         42%         30         38%         24         35%         17         27%
Commercial and
  business...........      36         21%         31         16%         12         13%         14         13%
Consumer and other...       3          8%          5         12%          5         12%          3         10%
Unallocated..........      24         --          26         --          12         --          17         --
                         ----        ---        ----        ---        ----        ---        ----        ---
    Total............    $139        100%       $118        100%       $113        100%       $ 87        100%
                         ====        ===        ====        ===        ====        ===        ====        ===

                           AT YEAR-END
                       --------------------
                               1997
                       --------------------
                                   CATEGORY
                                    AS A %
                                   OF TOTAL
                       ALLOWANCE    LOANS
                       ---------   --------
                          (IN MILLIONS)
Real estate
  mortgage...........     $46         61%
Construction and
  development........      15         21%
Commercial and
  business...........       4          9%
Consumer and other...       3          9%
Unallocated..........      23         --
                          ---        ---
    Total............     $91        100%
                          ===        ===

     The allowance allocated to real estate mortgage was down in 2001 due to a reduction in loans outstanding and improved credit quality and down in 2000 due to charge-offs of loans previously provided for. The amount allocated to construction and development was up in 2001 and 2000 due to loans in the senior housing industry. The amount allocated to commercial and business loans was up in 2001 due to the growth in asset-based lending partially offset by charge-offs of syndicated loans previously provided for. The decrease in the unallocated allowance in 2001 was the result of a more mature construction and development portfolio reducing construction period and lease-up risk. The unallocated amount was up in 2000 as a reflection of slowing economic activity and an increase in the size of the loan portfolio. The allowance for loan losses is considered adequate based on information currently available. However, adjustments to the allowance may be necessary due to changes in economic conditions, assumptions as to future delinquencies or loss rates and intent as to asset disposition options. In addition, regulatory authorities periodically review the allowance for loan losses as a part of their examination process. Based on their review, the regulatory authorities may require adjustments to the allowance for loan losses based on their judgment about the information available to them at the time of their review.

  MORTGAGE BANKING ACTIVITIES

     Mortgage loan originations were $7.6 billion in 2001, $2.1 billion in 2000 and $3.7 billion in 1999. The record production in 2001 was due to the acquisition of production operations in the upper mid-west and mid-Atlantic regions and the high level of refinance activity resulting from the low interest rate environment. Higher interest rates during 2000 resulted in a significant reduction in mortgage refinancing activity, contributing to a reduction in mortgage loan originations. Mortgage servicing portfolio runoff was 26.1% in 2001, 13.9% in 2000 and 21.0% in 1999. The changes in the runoff rates are due to the lower interest rate environments in 2001 and 1999, leading to high levels of refinancing, and a relatively higher interest rate environment in 2000 resulting in low levels of refinancing. The mortgage-servicing portfolio was $11.4 billion at year-end 2001 and $19.5 billion at year-end 2000. The decrease was due to the sale of $8.6 billion in servicing during the second quarter 2001 and the accelerated runoff rate. The accelerated runoff rate was due to prepayments in the lower rate environment, partially offset by the retention of servicing on a portion of the mortgage loans originated.

  OTHER MATTERS

     The financial services group is continuing its efforts to enhance return on investment, including reviewing operations that are unable to meet return objectives and determining appropriate courses of action. During January and February 2002, a plan was enacted to exit certain businesses and product delivery methods that were not expected to meet return objectives in the near term. This action resulted in a reduction in force and the write-off of certain technology investments; however, the ongoing cost savings from these actions is anticipated to exceed significantly the related severance and write-off expenses. During 2001, the financial services group completed acquisitions that significantly increased its mortgage production capacity. In addition, the mortgage loan-servicing portfolio was reduced by approximately 40% during the year through a bulk sale of servicing and an increase in the sale of servicing with loan production. The acquisitions and change in the size of the servicing portfolio were designed to reposition the mortgage banking operations to be more of a production operation and to minimize impairment risk associated with mortgage servicing rights.

  CORPORATE, INTEREST AND OTHER INCOME/EXPENSE

     Corporate expenses were $30 million in 2001, $33 million in 2000 and $30 million in 1999. The decrease in 2001 was primarily due to reduced pension costs.

     Parent company interest expense was $98 million in 2001, $105 million in 2000 and $95 million in 1999. The average interest rate on borrowings was 6.3% in 2001 and 7.2% in 2000. In addition, during 2001, debt was reduced $43 million. Parent company interest expense for 1999 was reduced $28 million to reflect an allocation of parent company debt to the discontinued bleached paperboard operation, which was sold at year-end 1999.

     Other income/expense primarily consists of gains and losses on the sale or disposition of under-performing and non-strategic assets. For 2001, it includes a $20 million gain on the sale of non-strategic timberlands and $13 million of losses related to under-performing assets. It also includes a $4 million fair value adjustment of an interest rate swap agreement before its designation as a cash flow hedge. For 2000, other income/expense consists of a $15 million charge related to the decision to exit the fiber cement business.

  PENSION CREDITS

     Non-cash pension credits were $18 million in 2001, $9 million in 2000, $1 million in 1999. The increase in the pension credit in 2001 and 2000 reflects the cumulative better than expected performance of the pension plan assets through year-end 2000 and 1999. Based upon the actuarial valuation as of year-end 2001, the pension credit will revert to a pension expense of approximately $5 million for 2002. This is due mainly to less than expected performance of the pension plan assets through year-end 2001.

  INCOME TAXES

     The effective tax rate was 37% in 2001, 39% in 2000 and 38% in 1999. The difference between the effective tax rate and the statutory rate is due to state income taxes, nondeductible goodwill amortization and losses in certain foreign operations for which no financial benefit was recognized. The 2001 rate reflects a one time, 3%, financial benefit realized from the sale of the corrugated packaging operation in Chile.

  AVERAGE SHARES OUTSTANDING

     Average diluted shares outstanding were 49.3 million in 2001, 50.9 million in 2000 and 55.8 million in 1999. The decreases of 3% in 2001 and 9% in 2000 were due mainly to the effects of share repurchases under the stock repurchase programs authorized during the fourth quarter 1999 and the third quarter 2000.

  CAPITAL RESOURCES AND LIQUIDITY FOR THE YEAR 2001

     The consolidated net assets invested in the financial services group are subject, in varying degrees, to regulatory rules and regulations including restrictions on the payment of dividends to the parent company. Accordingly, the parent company and the financial services group capital resources and liquidity are discussed separately.

  PARENT COMPANY

  Operating Activities

     Cash from operations was $346 million, down 10%. The decrease was due to lower earnings offset in part by better use of working capital and an increase in dividends received from the financial services group. Dividends received from the financial services group totaled $124 million in 2001 and $110 million in 2000.

     Depreciation and amortization was $186 million, down $16 million. The decrease was due to the revisions in the estimated useful lives of certain production equipment, which reduced depreciation by $27 million, partially offset by an increase in amortization of new technology systems and new capital additions.

  Investing Activities

     Capital expenditures were $184 million, down 17%. Capital expenditures are expected to approximate $140 million for 2002.

     Cash proceeds from the sale of 78,000 acres of non-strategic timberland were $54 million. Cash used to acquire three corrugated packaging operations totaled $144 million and $15 million was invested in existing building products joint ventures.

     There were no capital contributions to the financial services group during 2001.

  Financing Activities

     Long-term debt was reduced by $43 million, including a $25 million non-cash reduction arising from the sale of the corrugated packaging operation in Chile.

     During 2001, $200 million of 9.0% term notes were repaid using $100 million of short-term borrowings and $100 million from an existing three-year revolving credit agreement. In the fourth quarter 2001, a wholly-owned and consolidated subsidiary established a new $200 million trade receivable backed revolving credit due in November 2002. Under this agreement, the subsidiary purchases, on an ongoing basis, substantially all of the parent company's trade receivables. As the parent company requires funds, the subsidiary draws under its revolving credit agreement, pledges the trade receivables as collateral and remits the proceeds to the parent company. In case of liquidation of the subsidiary, its creditors would be entitled to satisfy their claims from the subsidiary's assets before distributions back to the parent company. At year-end 2001, the subsidiary owned $248 million of trade receivables against which it had borrowed $70 million of the $168 million currently available to borrow under the agreement.

     Cash dividends paid to shareholders were $63 million or $1.28 per share.

     There were no treasury stock purchases during 2001 under the August 2000 Board of Directors authorization to repurchase 2.5 million shares. To date a total of 750,000 shares had been repurchased under this authorization at a cost of $31 million.

  Liquidity and Off Balance Sheet Financing Arrangements

     The following table summarizes the parent company's contractual cash obligations at year-end 2001:

                                                    PAYMENT DUE OR EXPIRATION BY YEAR
                                                 ---------------------------------------
                                                 TOTAL    2002   2003-4   2005-6   2007+
                                                 ------   ----   ------   ------   -----
                                                              (IN MILLIONS)
Long-term debt.................................  $1,339   $107    $323     $294    $615
Capital leases.................................     188     --      --       --     188
Operating leases...............................     317     42      49       35     191
Purchase obligations...........................      77      3       6       68      --
                                                 ------   ----    ----     ----    ----
  Total........................................  $1,921   $152    $378     $397    $994
                                                 ======   ====    ====     ====    ====

     The parent company's sources of short-term funding are its operating cash flows, which include dividends received from the financial services group, and its existing credit arrangements. The parent company operates in cyclical industries, and its operating cash flows vary accordingly. The dividends received from the financial services group are subject to regulatory approval and restrictions. At year-end 2001, the parent company had $505 million in unused borrowing capacity under its existing credit agreements. Most of the credit agreements contain terms and conditions customary for such agreements including minimum levels of interest coverage and limitations on leverage. At year-end 2001, the parent company complied with all the terms and conditions of its credit agreements. Of the current credit agreements, $75 million in lines of credit and the $200 million receivable securitization program could not be accessed if the long-term debt of the parent company was rated below "investment grade" by rating agencies. Several supply and lease agreements include similar rating requirements, which if activated would result in a variety of remedies including restructuring of the agreements. The long-term debt of the parent company is currently rated BBB and Baa3 by the rating agencies. Because of the tender offer for Gaylord Container Corporation and its related financing commitment of $900 million, the current debt rating was reviewed by the rating agencies.

     The following table summarizes the parent company's commercial commitments at year-end 2001:

                                                              EXPIRING BY YEAR
                                                   --------------------------------------
                                                   TOTAL   2002   2003-4   2005-6   2007+
                                                   -----   ----   ------   ------   -----
                                                               (IN MILLIONS)
Joint venture guarantees.........................  $105    $28     $--      $10      $67
Performance bonds and recourse obligations.......   105     35      58       --       12
                                                   ----    ---     ---      ---      ---
  Total..........................................  $210    $63     $58      $10      $79
                                                   ====    ===     ===      ===      ===

     Approximately $17 million in joint venture guarantees, letters of credit and recourse obligations include rating requirements, which if activated would result in acceleration. Of the recourse obligations, $6 million relate to receivables arising from the 1998 sale of the operations in Argentina, which were subsequently sold with recourse. It is possible that the currency crisis in Argentina will have some affect on the borrower's ability to repay these notes, which could lead to these notes being repurchased by the parent company.

     The parent company is a participant in three joint ventures engaged in manufacturing and selling of paper and building materials. The joint venture partner in each of these ventures is a publicly held company. At year-end 2001, these ventures had $215 million in long-term debt of which the parent company had guaranteed obligations and letters of credit aggregating $105 million. The parent company has no unconsolidated special purpose entities.

     The parent company had an interest rate and several commodity derivative instruments outstanding at year-end 2001. The interest rate instrument expires in 2008 and the majority of the commodity instruments expire in the third quarter 2002. These instruments are non-exchange traded and are valued using either third-party resources or models. At year-end 2001, the fair value of these instruments was a negative $5 million. Adjustments in their fair value are recorded in other comprehensive income, a component of shareholders' equity.

     The preferred stock issued by subsidiaries of Guaranty Bank is automatically exchanged into preferred stock of Guaranty Bank upon the occurrence of certain regulatory events or administrative actions. If such exchange occurs, each preferred share is automatically surrendered to the parent company in exchange for senior notes of the parent company. At year-end 2001, the outstanding preferred stock issued by these subsidiaries totaled $305 million.

  THE FINANCIAL SERVICES GROUP

  Operating Activities

     Cash used by operations in 2001 was $397 million compared with cash provided by operations of $217 million in 2000. Higher earnings and an increase in the change in cash for mortgage loans serviced for others were more than offset by a $673 million increase in mortgage loans held for sale. Mortgage loans held for sale were $958 million at year-end 2001.

  Investing Activities

     Loans and securities decreased $750 million due primarily to a decrease in mortgage assets resulting from the high level of prepayments in the lower interest rate environment.

     Cash proceeds from the sale of mortgage servicing rights totaled $143 million. During 2001, servicing rights on $8.6 billion in mortgage loans were sold to mitigate exposure to changes in the valuation of mortgage servicing rights in the lower interest rate environment.

     Cash paid for acquisitions of mortgage production operations and an asset-based lending portfolio was $364 million. Capital expenditures were $26 million.

  Financing Activities

     Borrowings increased $1.1 billion during 2001. Borrowings consist primarily of long- and short-term advances from Federal Home Loan Banks and securities sold under repurchase agreements and resulted from funding needs as deposits declined $766 million and earning assets grew slightly. The decline in deposits was due to competitive market conditions.

     Dividends paid to the parent company totaled $124 million.

  Cash Equivalents

     Cash equivalents were $587 million, an increase of $267 million. This increase was primarily the result of proceeds received on the sale of mortgage loans on the last day of 2001, which were used in January 2002 to reduce borrowings.

  Liquidity, Off Balance Sheet Financing Arrangements and Capital Adequacy

     The following table summarizes the financial services group's contractual cash obligations at year-end 2001:

                                                PAYMENTS DUE OR EXPIRATION BY YEAR
                                            -------------------------------------------
                                             TOTAL     2002     2003-4   2005-6   2007+
                                            -------   -------   ------   ------   -----
                                                           (IN MILLIONS)
Deposits..................................  $ 9,030   $ 6,726   $1,945    $357    $  2
FHLB advances.............................    3,435     2,816      249     232     138
Repurchase agreements.....................    1,107     1,107       --      --      --
Other borrowings..........................      214       174        6       4      30
Preferred stock issued by subsidiaries....      305        --       --      --     305
Operating leases..........................       60        17       25      12       6
                                            -------   -------   ------    ----    ----
  Total...................................  $14,151   $10,840   $2,225    $605    $481
                                            =======   =======   ======    ====    ====

     The financial services group's short-term funding needs are met through operating cash flows, attracting new retail and wholesale deposits, increased borrowings and converting assets to cash through sales or reverse repurchase agreements. Assets that can be converted to cash include short-term investments, mortgage loans held for sale and securities available-for-sale. At year-end 2001, the financial services group had available liquidity of $2.0 billion. The maturities of deposits in the above table are based on contractual maturities and repricing periods. Most of the deposits that are shown to mature in 2002 are comprised of transaction deposit accounts and short-term (less than one year) certificates of deposit, most of which have historically renewed at maturity.

     In the normal course of business, the financial services group enters into commitments to extend credit including loans, leases, and letters of credit. These commitments generally require collateral upon funding and as such carry substantially the same risk as loans. In addition, the commitments normally include provisions that under certain circumstances allow the financial services group to exit the commitment. At year-end 2001, loan, lease and letter of credit commitments totaled $5.0 billion with expiration dates primarily within the next three years. In addition, at year-end 2001, commitments to originate single-family residential mortgage loans totaled $985 million and commitments to sell single-family residential mortgage loans totaled $1.1 billion.

     At year-end 2001, the savings bank met or exceeded all applicable regulatory capital requirements. The parent company expects to maintain the savings bank's capital at a level that exceeds the minimum required for designation as "well capitalized" under the capital adequacy regulations of the Office of Thrift Supervision. From time to time, the parent company may make capital contributions to the savings bank or receive dividends from the savings bank. During 2001, the parent company received $124 million in dividends from the savings bank.

     At year-end 2001, preferred stock of subsidiaries was outstanding with a liquidation preference of $305 million. These preferred stocks are automatically exchanged into $305 million in savings bank preferred stock if federal banking regulators determine that the savings bank is or will become undercapitalized in the near term or upon the occurrence of certain administrative actions. If such an exchange occurs, the parent company must issue senior notes in exchange for the savings bank preferred stock in an amount equal to the liquidation preference of the preferred stock exchanged.

     Selected financial and regulatory capital data for the savings bank follows:

                                                                 AT YEAR-END
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
                                                                (IN MILLIONS)
Balance sheet data:
  Total assets..............................................  $15,251   $14,885
  Total deposits............................................    9,639    10,088
  Shareholder's equity......................................      954       931

                                                                                   FOR
                                                     SAVINGS                CATEGORIZATION AS
                                                      BANK     REGULATORY         "WELL-
                                                     ACTUAL     MINIMUM        CAPITALIZED"
                                                     -------   ----------   ------------------
Regulatory capital ratios:
  Tangible capital.................................    7.8%       2.0%              N/A
  Leverage capital.................................    7.8%       4.0%              5.0%
  Risk-based capital...............................   10.7%       8.0%             10.0%

     Of the subsidiary preferred stock, $298 million qualifies as core (leverage) capital and the remainder qualifies as Tier 2 (supplemental risk-based) capital.

  ENVIRONMENTAL MATTERS

     Temple-Inland is committed to protecting the health and welfare of its employees, the public and the environment, and strives to maintain compliance with all state and federal environmental regulations. When constructing new facilities or modernizing existing facilities, Temple-Inland uses state of the art technology for controlling air and water emissions. These forward-looking programs should minimize the effect that changing regulations have on capital expenditures for environmental compliance.

     Temple-Inland has been designated as a potentially responsible party at nine Superfund sites, excluding sites as to which Temple-Inland's records disclose no involvement or as to which Temple-Inland's potential liability has been finally determined. At year-end 2001, Temple-Inland estimated the undiscounted total costs it could incur for the remediation and toxic tort actions at Superfund sites to be about $2 million, which has been accrued. Temple-Inland also utilizes landfill operations to dispose of non-hazardous waste at three paperboard and two building product mill operations. At year-end 2001, Temple-Inland estimated that the undiscounted total costs it could incur to ensure proper closure of these landfills over the next twenty-five years to be about $14 million, which is being accrued over the estimated lives of the landfills.

     On April 15, 1998, the U.S. Environmental Protection Agency (EPA) issued the Cluster Rule regulations governing air and water emissions for the pulp and paper industry. Temple-Inland has spent approximately $15 million toward Cluster Rule compliance through the end of 2001. Future expenditures for environmental control facilities will depend on additional Maximum Available Control Technology (MACT) II regulations for hazardous air pollutants relating to pulp mill combustion sources (estimated at $2 million) and the upcoming plywood and composite wood products MACT proposal (estimated at $12 million), as well as changing laws and regulations and technological advances. Given these uncertainties, Temple-Inland estimates that capital expenditures for environmental purposes excluding the MACT rules during the period 2002 through 2004 will average approximately $12 million each year.

  ENERGY AND THE EFFECTS OF INFLATION

     Inflation has had minimal effects on operating results the last three years except for the increase in energy costs during 2001 and 2000. Energy costs were up $38 million in 2001 and $17 million in 2000. Energy costs began to rise during the second quarter 2000 and continued to rise through the second quarter 2001. Energy costs peaked during the second quarter 2001 and began to decline during the remainder of 2001 reaching more normalized levels by year-end 2001. In some instances, Temple-Inland elected to take downtime at certain of its manufacturing facilities rather than pay significantly higher energy prices.

     The paper group is a party to a long-term power purchase contract agreement with Southern California Edison (Edison). Under this agreement, the paper group sold to Edison a portion of its electrical generating capacity from a co-generation facility operated in connection with its Ontario mill. Edison was to pay the paper group for its committed generating capacity and for electricity generated and sold by Edison. During the fourth quarter 2000 and the first quarter 2001, the Ontario mill generated and delivered electricity to Edison but was not paid. During the second quarter 2001, the paper group notified Edison that the long-term power purchase agreement was cancelled because of Edison's material breach of the agreement. Edison contested the right of the paper group to terminate the agreement. It has also asserted that it is entitled to recover a portion of the payments it made during the term of the agreement from the paper group. The parties are currently in litigation to determine, among other matters, whether the agreement has been terminated and whether the paper group may sell its excess generating capacity to third parties. The paper group continues to provide power to Edison and has received some payments from Edison. Temple-Inland does not believe that the resolution of these matters will have a material adverse effect on its consolidated operations or financial position.

     The parent company's fixed assets, including timber and timberlands, are reflected at their historical costs. At current replacement costs, depreciation expense and the cost of timber harvested or timberlands sold would be significantly higher than amounts reported.

  NEW ACCOUNTING PRONOUNCEMENTS AND CHANGE IN ESTIMATE

     Beginning January 2001, Temple-Inland adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This statement requires that derivative instruments be included on the balance sheet at fair value with the changes in their fair value reflected in net income or other comprehensive income, depending upon the classification of the derivative instrument. Temple-Inland uses to a limited degree, derivative instruments to hedge risks, including those associated with changes in product pricing, manufacturing cost and interest rates. Temple-Inland does not use derivatives for trading purposes. The cumulative effect of adoption was to reduce 2001 net income by $2 million. Additionally, as permitted by this Statement, the financial services group changed the designation of its portfolio of held-to-maturity securities, which are carried at unamortized cost, to available-for-sale, which are carried at fair value. As a result, the carrying value of these securities was adjusted to their fair value with a corresponding after tax reduction in other comprehensive income, a component of shareholders' equity, of $16 million.

     Beginning January 2001, the parent company began computing depreciation of certain production equipment using revised useful lives. These revisions ranged from a reduction of several years to a lengthening of up to five years and were based on an assessment performed by the manufacturing groups, which indicated that revisions of the estimated useful lives of certain production equipment were warranted. The maximum estimated useful lives for production equipment is 25 years. As a result of these revisions, 2001 depreciation expense was reduced by $27 million.

     Temple-Inland adopted Statement of Financial Accounting Standards No. 141, Business Combinations, on June 30, 2001. This Statement requires business combinations to be accounted for using the purchase method.

     Beginning January 2002, Temple-Inland adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under this Statement, amortization of goodwill is precluded and goodwill is periodically measured for impairment. The effect of not amortizing goodwill during 2001 would have been to increase operating income by $11 million and net income by $9 million or $0.18 per diluted share. While Temple-Inland has not yet determined the amount of goodwill impairment to be recognized during the first quarter 2002 upon adoption of this new statement, it is likely that up to $20 million of goodwill associated with pre-2001 specialty packaging acquisitions may be impaired. Under the new rules, impairment is measured based upon the present value of future operating cash flows while under the old rules impairment was measured based upon undiscounted future operating cash flows.

     Temple-Inland will be required to adopt Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, beginning 2003. Temple-Inland has not yet determined the effect on earnings or financial position of adopting this statement. In addition, Temple-Inland will be required to adopt Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets beginning 2002. While Temple-Inland has not yet determined the effect on earnings or financial position of adopting this statement, it is likely that the effect of adoption will not be material.

                         STATISTICAL AND OTHER DATA(A)

                                                                    FOR THE YEAR
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Revenues:
Paper Group:
  Corrugated packaging......................................  $1,935   $1,902   $1,692
  Linerboard................................................     147      190      177
                                                              ------   ------   ------
          Total paper.......................................  $2,082   $2,092   $1,869
                                                              ======   ======   ======
Building Products Group:
  Pine lumber...............................................  $  228   $  218   $  239
  Particleboard.............................................     175      230      189
  Medium density fiberboard.................................      98       90       66
  Gypsum wallboard..........................................      56       98      162
  Fiberboard................................................      63       67       75
  Other.....................................................     106      133      106
                                                              ------   ------   ------
          Total building products...........................  $  726   $  836   $  837
                                                              ======   ======   ======
Financial Services Group:
  Savings bank..............................................  $1,042   $1,121   $  841
  Mortgage banking..........................................     153       92      131
  Real estate...............................................     117      117      111
  Insurance brokerage.......................................      52       39       33
                                                              ------   ------   ------
          Total financial services..........................  $1,364   $1,369   $1,116
                                                              ======   ======   ======
Unit sales:
Paper Group:
  Corrugated packaging, thousands of tons...................   2,214    2,217    2,284
  Linerboard, thousands of tons.............................     404      468      518
                                                              ------   ------   ------
          Total, thousands of tons..........................   2,618    2,685    2,802
                                                              ======   ======   ======
Building Products Group:
  Pine lumber, mbf..........................................     728      666      618
  Particleboard, msf........................................     582      676      574
  Medium density fiberboard, msf............................     256      244      187
  Gypsum wallboard, msf.....................................     586      678      890
  Fiberboard, msf...........................................     385      368      439
Financial Services Group:
Segment operating income:
  Savings bank..............................................  $  166   $  168   $  109
  Mortgage banking..........................................       4       11       19
  Real estate...............................................       4        3        4
  Insurance brokerage.......................................      10        7        6
                                                              ------   ------   ------
          Total financial services operating income.........  $  184   $  189   $  138
                                                              ======   ======   ======
Operating Ratios:
  Return on average assets..................................    1.08%    1.01%    0.93%
  Return on average equity..................................   14.55%   13.64%   13.29%
  Dividend pay-out ratio....................................   74.62%   74.92%   57.85%
  Equity to asset ratio at year-end.........................    7.43%    7.38%    7.00%
Equity at year-end:
  Savings bank..............................................  $  954   $  931   $  857
  Mortgage banking..........................................      91       78       90
  Real estate...............................................      66       56       54
  Insurance brokerage.......................................      31       28       22
                                                              ------   ------   ------
          Total financial services equity...................  $1,142   $1,093   $1,023
                                                              ======   ======   ======

---------------

(a)  Revenues and unit sales do not include joint venture operations.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
                              TO NON-U.S. HOLDERS

     The following is a summary of the material U.S. federal income tax considerations that may be relevant to a holder of our common stock. The summary is based on laws, Treasury regulations, rulings, and decisions currently in effect, all of which may change, possibly with retroactive effect. This summary addresses only persons that are not "U.S. holders," and who will hold their common stock as a capital asset. A "U.S. holder" is an owner of common stock who is: (i) a citizen or resident of the United States; (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, in each case, that is created or organized in or under the laws of the United States or any political subdivision of the United States; (iii) an estate, if U.S. federal income taxation is applicable to the income of that estate regardless of the income's source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of the trust's substantial decisions. This summary does not address tax considerations applicable to non-U.S. holders to whom special tax rules may apply, including:

     - banks;

     - tax-exempt entities;

     - insurance companies;

     - common trust funds;

     - dealers in securities or currencies;

     - entities that are treated as partnerships for U.S. federal income tax purposes;

     - persons that will hold more than 5% of our outstanding common stock; or

     - persons that will hold the common stock as part of an integrated investment, including a straddle or conversion transaction, comprised of the common stock and one or more other positions.

     You should consult your tax advisor in determining the tax consequences to you of purchasing, holding and disposing of the common stock, including the application to your particular situation of the U.S. federal income tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

DIVIDENDS

     Distributions on our common stock will constitute dividends to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends, if any, paid to you generally will be subject to a 30% U.S. federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. However, except to the extent otherwise provided in an applicable tax treaty, dividends that are effectively connected to your conduct of a trade or business within the United States will be taxed at graduated ordinary federal income tax rates, and if you are a corporation, you may be subject to a branch profits tax which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits. You should consult any applicable tax treaties which may provide for a lower rate of withholding or other rules different than those described above. You will not be entitled to a reduction in or an exemption from U.S. federal withholding tax if the payor or agent knows or has reason to know that you are not entitled to a reduction or exemption.

SALE OR DISPOSITION OF COMMON STOCK

     You generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange, redemption or other taxable disposition of our common stock unless: (i) you are an individual present in the United States for 183 days or more in the year of that sale, exchange or redemption and certain other requirements are met; or (ii) the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with your conduct of a trade or business in the United States or, if you are a treaty resident, attributable to a permanent establishment or a fixed base in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, backup withholding and information reporting will not apply to dividends on our common stock made by us or our paying agents, in their capacities as such, to a non-U.S. holder, or to proceeds from the disposition of common stock paid to a non-U.S. holder, in each case if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge that the holder is a U.S. holder.

     The description set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their tax advisors regarding the tax consequences to them of the purchase, ownership and disposition of our common stock, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

                                  UNDERWRITING

     Salomon Smith Barney Inc. is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of our common stock set forth opposite the underwriter's name.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Salomon Smith Barney Inc....................................
UBS Warburg LLC.............................................
ABN AMRO Rothschild LLC.....................................
TD Securities (USA) Inc.....................................
Banc of America Securities LLC..............................
KBC Financial Products USA Inc..............................
McDonald Investments Inc., a Key Corp. Company..............
Scotia Capital (USA) Inc....................................
                                                                 ----------
  Total.....................................................      3,600,000
                                                                 ==========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a
concession not to exceed $     per share. The underwriters may allow, and the
dealers may reallow, a concession not to exceed $     per share on sales to
other dealers. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 540,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We, our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. However, we may issue our Upper DECS in the concurrent offering, and we may grant options to purchase shares and issue shares upon the exercise of outstanding options under our existing stock option plans, and we may issue shares as consideration in future acquisitions. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "TIN."

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                              PAID BY TEMPLE-INLAND INC.
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................   $              $
Total.......................................................   $              $

     In connection with this offering, Salomon Smith Barney on behalf of the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that will adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our portion of the total expenses of this offering will be
$          .

     Because affiliates of the underwriters may receive more than 10% of the net proceeds of the offering, the underwriters may be deemed to have a "conflict of interest" under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers. Accordingly, this offering is being made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules.

     The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters with respect to this offering of common stock will be passed on for us by M. Richard Warner, our General Counsel, and/or Skadden, Arps, Slate, Meagher & Flom LLP, Washington, D.C. M. Richard Warner beneficially owns approximately 55,646 shares of our common stock, including options exercisable within 60 days to purchase 27,234 shares of common stock. Certain legal matters with respect to this offering of common stock will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report (Form 10-K) for the year ended December 29, 2001, as set forth in their report, which is incorporated by reference in this prospectus supplement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. Deloitte & Touche LLP, independent auditors, have audited the consolidated financial statements of Gaylord Container Corporation for the year ended September 30, 2001 incorporated by reference in our Current Report on Form 8-K dated February 28, 2002, as set forth in their report, which is incorporated by reference in this prospectus supplement. The financial statements of Gaylord Container Corporation are incorporated by reference in reliance on Deloitte & Touche LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, as well as proxy statements and other information with the SEC. You may read and copy any document we file with the SEC, including the registration statement, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC.

     In addition, Temple-Inland's common stock is listed on the New York Stock Exchange and the Pacific Exchange and such reports and other information concerning Temple-Inland may also be inspected at their offices at 20 Broad Street, New York, New York 10005 and 301 Pine Street, San Francisco, California 94104, respectively. Our common stock's ticker symbol is "TIN."

     This prospectus supplement is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

     The SEC allows us to "incorporate by reference" into this prospectus supplement the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus supplement, the subsequent information will also become part of this prospectus supplement and will supersede the earlier information.

     We are incorporating by reference the following documents that we have filed with the SEC:

     - our Annual Report on Form 10-K for the year ended December 29, 2001;

     - our Current Report on Form 8-K for the event dated March 4, 2002; and

     - the description of our common stock, which is registered under Section 12 of the Exchange Act, contained in the Registration Statement on Form 8-A filed with the SEC on December 7, 1983, which incorporates by reference the description of our common stock contained in the Registration Statement on Form S-1 (No. 33-7091) under the heading "Description of Common Stock," including any amendment or report filed for the purpose of updating such description.

     The preceding list supersedes and replaces the documents listed in the accompanying prospectus in the heading "Where You Can Find More Information."

     We are also incorporating by reference into this prospectus supplement all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed.

     You may obtain a copy of any of our filings which are incorporated by reference, at no cost, by contacting us at:

        Temple-Inland Inc.
        1300 MoPac Expressway South
        Austin, Texas 78746
        Attention: Investor Relations
        Telephone: (512) 434-5800

     You should rely only on the information provided in this prospectus supplement or incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the first page of this prospectus supplement. We are not making this offer of securities in any state or country in which the offer or sale is not permitted.

PROSPECTUS

                                 $1,500,000,000

                           (TEMPLE-INLAND INC. LOGO)

                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                    WARRANTS
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS
                                   UPPER DECS
                                      AND
                                   GUARANTEES
                               ------------------

                             TEMPLE-INLAND TRUST I

                             TEMPLE-INLAND TRUST II

                           TRUST PREFERRED SECURITIES
         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY
                               TEMPLE-INLAND INC.
                               ------------------
     This prospectus describes securities that we may issue and sell at various times:

     - Our prospectus supplements will be filed at later dates and will contain specific terms of each issuance of securities.

     - We can issue securities with a total offering price of up to $1,500,000,000 under this prospectus.

     - We may sell the securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be stated in the prospectus supplements. We may also sell securities directly to investors.

     Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "TIN." Any common stock sold by a prospectus supplement will be listed on the New York Stock Exchange and Pacific Exchange upon official notice of issuance.

     You should read this prospectus and any prospectus supplements carefully before you decide to invest. We will not sell any of the securities being offered without delivery of the applicable prospectus supplement describing the method and terms of the offering of the securities being offered.
                               ------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of any of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                               ------------------

                 The date of this prospectus is March 26, 2002.

                               TABLE OF CONTENTS

About This Prospectus.......................................   ii
Where You Can Find More Information.........................   ii
Incorporation of Certain Documents by Reference.............  iii
Cautionary Statement About Forward-Looking Statements.......  iii
About Temple-Inland Inc. ...................................    1
About the Temple-Inland Trusts..............................    3
Use of Proceeds.............................................    4
Ratio of Earnings to Fixed Charges..........................    4
Description of the Securities We May Offer..................    6
Description of Debt Securities..............................    6
Description of Common Stock.................................   17
Description of Preferred Stock..............................   20
Description of Depositary Shares............................   21
Description of Warrants.....................................   23
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................   24
Description of Upper DECS...................................   24
Description of the Trust Preferred Securities...............   26
Description of the Trust Preferred Securities Guarantee.....   28
Relationship Among the Trust Preferred Securities, the Debt
  Securities and the Guarantee..............................   31
Plan of Distribution........................................   32
Legal Matters...............................................   33
Experts.....................................................   34

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a "shelf" registration statement that we filed with the Securities and Exchange Commission. By using a shelf registration statement, we may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus. The total amount of the securities we will sell through these offerings will not exceed $1,500,000,000.

     This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Temple-Inland is subject to the informational requirements of the Securities Exchange Act of 1934, and, therefore, files reports and other information with the SEC. Temple-Inland's file number with the SEC is 001-08634. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

     This prospectus provides you with only a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     Temple-Inland files annual, quarterly and current reports, proxy statements and other information with the SEC. The registration statement and our other filings are available over the Internet at the Commission's worldwide web site at http://www.sec.gov. You may also read and copy any document that Temple-Inland files, including the registration statement, at the SEC public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     You may call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room.

     In addition, Temple-Inland's common stock is listed on the New York Stock Exchange and the Pacific Exchange and such reports and other information concerning Temple-Inland may also be inspected at their offices at 20 Broad Street, New York, New York 10005 and 301 Pine Street, San Francisco, California 94104, respectively. Our common stock's ticker symbol is "TIN."

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS AND ITS SUPPLEMENTS(S). WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to the documents containing that information. The information incorporated by reference is considered part of this prospectus. Any information we file with the SEC later will automatically update and, to the extent inconsistent, supercede the information in this prospectus. Temple-Inland is incorporating by reference its annual report on Form 10-K for the fiscal year ended December 29, 2001 and its current report on Form 8-K filed with the Commission on March 8, 2002.

     We also incorporate by reference any future filings we make with the SEC, including any filings we make before the registration statement becomes effective, pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities and Exchange Act of 1934 until we have sold all the offered securities to which this prospectus relates or the offering is otherwise terminated.

     Temple-Inland will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct written or oral requests for such copies to:
Temple-Inland Inc., 1300 MoPac Expressway South, Austin, Texas 78746, Attention:
Corporate Secretary, Telephone (512) 434-5800.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties and are identified by their use of terms and phrases such as "believe," "anticipate," "could," "estimate," "intend," "may," "plan," "expect," and similar expressions, including references to assumptions. Such forward-looking statements may be included in, but are not limited to, various filings made by us with the SEC and press releases or oral statements made by our management. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments, and business strategies. You should not place undue reliance on these forward-looking statements, which reflect our management's analysis, judgment, belief, or expectation only as of the date of this prospectus.

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for these forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results to differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to:

     - general economic, market, or business conditions;

     - the opportunities (or lack thereof) that may be presented to and pursued by Temple-Inland and its subsidiaries;

     - the availability and price of raw materials used by Temple-Inland and its subsidiaries;

     - competitive actions by other companies;

     - changes in laws or regulations;

     - the accuracy of certain judgments and estimates concerning the integration of Gaylord Container Corporation into the operations of Temple-Inland; and

     - other factors, many of which are beyond the control of Temple-Inland and its subsidiaries.

                            ABOUT TEMPLE-INLAND INC.

TEMPLE-INLAND INC.

     We are a holding company and conduct all of our operations through our subsidiaries. Our business is divided among three groups:

     - the paper group, which manufactures corrugated packaging products,

     - the building products group, which manufactures a wide range of building products and manages our forest resources of approximately 2.1 million acres of timberland in Texas, Louisiana, Georgia, and Alabama, and

     - the financial services group, which consists of savings bank, mortgage banking, real estate, and insurance brokerage activities.

     The paper group, which is operated by Inland Paperboard and Packaging, Inc., is a vertically integrated corrugated packaging operation that consists of:

     - four linerboard mills,

     - one corrugating medium mill, and

     - 61 converting facilities.

     We recently completed tender offers for Gaylord Container Corporation and our acquisition is scheduled to be completed in a close-out merger immediately following a special meeting of Gaylord stockholders on April 5, 2002. Gaylord is primarily engaged in the manufacture and sale of corrugated containers and multiwall and retail paper bags. The operations of Gaylord, which will be integrated into the paper group, consist of two containerboard mills, one unbleached kraft paper mill, 18 converting facilities, two multiwall bag plants, and five retail bag plants.

     The building products group is operated by Temple-Inland Forest Products Corporation and manufactures a wide range of building products including:

     - lumber,

     - particleboard,

     - medium density fiberboard,

     - gypsum wallboard, and

     - fiberboard.

     The financial services group is operated by subsidiaries of Temple-Inland Financial Services Inc. and consists of:

     - savings bank,

     - mortgage banking,

     - real estate, and

     - insurance brokerage activities.

     Our savings bank, Guaranty Bank, conducts its business through 152 banking centers in Texas and California. Mortgage banking is conducted through Guaranty Residential Lending, Inc., a subsidiary of Guaranty Bank that arranges financing of single-family mortgage loans (primarily Fannie Mae, Freddie Mac, and Ginnie
Mae), securitizes the loans, and sells the loans into the secondary market. Real estate operations include development of residential subdivisions, as well as the management and sale of income producing properties. Insurance brokerage activities include selling a full range of insurance products.

     We are a Delaware corporation that was organized in 1983. Our principal operating subsidiaries include:

     - Inland Paperboard and Packaging, Inc.,

     - Gaylord Container Corporation,

     - Temple-Inland Forest Products Corporation,

     - Temple-Inland Financial Services Inc.,

     - Guaranty Bank, and

     - Guaranty Residential Lending, Inc.

     Our principal executive offices are located at 1300 MoPac Expressway South, Austin, Texas 78746. Our telephone number is (512) 434-5800. You may obtain additional information about us from our home page on the Internet at http://www.templeinland.com.

ACQUISITION AND INTEGRATION OF GAYLORD CONTAINER CORPORATION

     On February 28, 2002, we completed our tender offers for Gaylord Container Corporation. Our acquisition is scheduled to be completed in a close-out merger immediately following a special meeting of Gaylord stockholders on April 5, 2002. The total consideration paid or to be paid in the acquisition is approximately $868 million. This amount includes approximately $65 million to purchase in the tender offer or pay out pursuant to a close-out merger all of the outstanding shares of common stock of Gaylord, approximately $472 million to purchase approximately 93% of Gaylord's senior and subordinated notes outstanding at a discount and to pay accrued interest on such notes, $270 million to satisfy all of Gaylord's bank debt and other senior secured obligations and $61 million in related transaction fees, expenses and change-in-control payments. We borrowed these funds pursuant to 364-day credit facility with Citibank, N.A., as administrative agent, and Salomon Smith Barney Inc., as sole arranger, book manager and syndication agent.

     The acquisition of Gaylord will further our strategy to build a high-performance, fully-integrated corrugated packaging business. We believe the acquisition will:

     - increase market share and further market consolidation,

     - increase revenues and modify customer mix,

     - extend market reach and improve operating efficiency,

     - provide opportunities for significant synergies, and

     - provide opportunities for capacity rationalization and asset dispositions.

 MARKET SHARE AND INDUSTRY CONSOLIDATION

     The combination of Temple-Inland and Gaylord's corrugated packaging businesses will create the third-largest U.S. manufacturer in the corrugated packaging industry, with an approximate 12% market share. This acquisition will also further consolidate the industry, increasing the market share of the top five producers of corrugated packaging, which, including this combination, has increased from approximately 45% in 1993 to approximately 72% in 2002.

 REVENUES AND CUSTOMER MIX

     The combination of Gaylord and Temple-Inland will increase the revenues of our paper operation from $2.1 billion to approximately $3.0 billion. In addition, the acquisition of Gaylord will modify our customer base, increasing the portion of more value-added, higher-margin local business as a percentage of total revenues.

 MARKET REACH AND OPERATING EFFICIENCY

     Gaylord's facilities include two containerboard mills and 18 converting plants. With the acquisition of Gaylord, we will have seven containerboard mills and 79 converting facilities. Gaylord's two containerboard mills are high-quality, low-cost mills that will improve the operating efficiency of our mill system through lower freight costs and trim advantages. The addition of Gaylord's converting facilities strengthens our presence in existing markets, extends its reach into new geographic markets and increases its scale to better serve national account customers.

 SIGNIFICANT SYNERGIES

     We believe the combination with Gaylord will lead to significant synergy and cost reduction opportunities within two years of the acquisition. These synergies will be realized primarily through reduction of selling, general and administrative expenses and improvement in mill system, packaging and logistics.

 CAPACITY RATIONALIZATION AND ASSET DISPOSITION

     The combination of Gaylord and Temple-Inland will allow us the opportunity to review our entire mill system and consider various rationalization opportunities. Depending on the outcome of the review and the resulting action, our level of integration could increase. We also intend to divest several non-strategic Gaylord assets, beginning with the retail bag business. We are identifying other assets to be divested, and we currently anticipate that such sales will occur during 2002 and 2003.

                         ABOUT THE TEMPLE-INLAND TRUSTS

     Temple-Inland Trust I and Temple-Inland Trust II are Delaware business trusts. Each trust is created under the Delaware Business Trust Act, and each will be governed by a declaration of trust (as it may be amended and restated from time to time) among the trustees of each trust and Temple-Inland. Each declaration will be qualified under the Trust Indenture Act of 1939.

     Each trust exists primarily for the purposes of:

     - issuing and selling its trust preferred securities and trust common securities;

     - investing the proceeds from the sale of its trust securities to acquire debt securities of Temple-Inland; and

     - engaging in only such other activities as are necessary or incidental to issuing its securities and purchasing and holding Temple-Inland's debt securities.

     Temple-Inland will own all of the common securities of each trust. Each trust will use all of the proceeds from the sale of its trust preferred securities and trust common securities to purchase a series of Temple-Inland's debt securities with the same financial terms as the trust preferred and trust common securities. The debt securities may be subordinated debt securities or senior debt securities. We will issue only one series of debt securities to each trust. The applicable prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement.

     When a trust issues its trust preferred securities, holders of the trust preferred securities will own all of the issued and outstanding trust preferred securities of the trust. Temple-Inland will acquire all of the issued and outstanding trust common securities of each trust, representing an undivided beneficial interest in the assets of each trust of at least 3%.

     Each of the trusts' business and affairs are conducted by its trustees who are appointed by Temple-Inland as the trust common securities holder. The number of trustees of each trust will initially be three. The prospectus supplement relating to any trust preferred securities will identify the trustees, which will include a property trustee for purposes of the Trust Indenture Act of 1939, a Delaware trustee that has its principal place of business in the State of Delaware, and one individual trustee who is an officer or employee of Temple-Inland. The prospectus supplement relating to any trust preferred securities will also identify a guarantee trustee that will hold the trust preferred securities guarantee for the benefit of the holders of the trust preferred securities.

     Unless otherwise provided in the applicable prospectus supplement, because Temple-Inland will own all of the trust common securities of each trust, Temple-Inland will have the exclusive right to appoint, remove or replace trustees and to increase or decrease the number of trustees. In most cases, there will be at least three trustees. The term of a trust will be described in the applicable prospectus supplement, but may dissolve earlier as provided in the applicable declaration of trust.

     The rights of the holders of the trust preferred securities of a trust, including economic rights, rights to information and voting rights, and the duties and obligations of the trustees of a trust, will be contained in and governed by the declaration of that trust (as it may be amended and restated from time to time), the Delaware Business Trust Act and the Trust Indenture Act of 1939.

     The address of the principal office of each trust is 1300 MoPac Expressway South, Austin, Texas 78746, and the telephone number of each trust at that address is (512) 434-5800.

     We will provide in any applicable prospectus supplement additional information about the issuing trust.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, including repayment of outstanding debt related to our acquisition of Gaylord Container Corporation. When a particular series of securities is offered, the applicable prospectus supplement will set forth our intended use for the net proceeds received from the sale of such securities. Pending application for specific purposes, the net proceeds may be invested in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of Temple-Inland computed on both a consolidated basis and a parent company basis. The operations of our financial services group are subject, in varying degrees, to regulatory rules and restrictions, including restrictions on the payment of dividends. Consequently, our ability to receive dividends from our financial services group may be affected from time to time as a result of these rules and restrictions.

                                                              FISCAL YEAR
                                                 -------------------------------------
RATIO OF EARNINGS TO FIXED CHARGES               2001    2000    1999    1998    1997
----------------------------------               -----   -----   -----   -----   -----
CONSOLIDATED:
  Actual.......................................   1.25x   1.39x   1.45x   1.26x   1.19x
  Supplemental Pro Forma -- Acquisition(1).....   1.23x    n/a     n/a     n/a     n/a
CONSOLIDATED, EXCLUDING INTEREST ON DEPOSITS:
  Actual.......................................   1.56x   1.94x   2.06x   1.65x   1.42x
  Supplemental Pro Forma -- Acquisition(1).....   1.48x    n/a     n/a     n/a     n/a
PARENT COMPANY:
  Actual.......................................   2.05x   3.13x   3.29x   1.61x   3.88x
  Supplemental Pro Forma -- Acquisition(1).....   1.69x    n/a     n/a     n/a     n/a

---------------

(1) Includes the effect of the acquisition of Gaylord Container Corporation. Please read "About Temple-Inland Inc. -- Acquisition and Integration of Gaylord Container Corporation." For a pro forma statement of income, read our current report on Form 8-K filed with the SEC on March 8, 2002 and incorporated herein by reference, and "Incorporation of Certain Documents by Reference."

     For purposes of computing the consolidated ratios, earnings consist of earnings before income taxes and fixed charges and fixed charges consist of all interest and the estimated 15% interest component of rent expense. The consolidated ratios are also presented excluding interest on deposits from fixed charges.

     For purposes of computing the parent company ratios, earnings consist of earnings before income taxes, excluding the unremitted earnings of our financial services group, but including dividends received from our financial services group and fixed charges. Fixed charges consist of parent company interest and the 15% estimated interest component of parent company rent expense.

     We have not issued to date any preferred stock, therefore the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios shown above.

                   DESCRIPTION OF THE SECURITIES WE MAY OFFER

     We may issue from time to time, in one or more offerings, the following securities:

     - debt securities, which may be senior or subordinated;

     - shares of common stock;

     - shares of preferred stock;

     - depositary securities;

     - warrants exercisable for debt securities, common stock or preferred stock;

     - stock purchase contracts;

     - stock purchase units;

     - Upper DECS;

     - guarantees; or

     - trust preferred securities, fully and unconditionally guaranteed as described herein by Temple-Inland.

     The aggregate initial offering price of these offered securities that we may issue will not exceed $1,500,000,000. If we issue debt securities at a discount from their principal amount, then, for purposes of calculating the aggregate initial offering price of the offered securities issued under this prospectus, we will include only the initial offering price of the debt securities and not the principal amount of the debt securities.

     This prospectus contains a summary of the material general terms of the various securities that we may offer. The prospectus supplement relating to any particular securities offered will describe the specific terms of the securities, which may be in addition to or different from the general terms summarized in this prospectus. Because the summary in this prospectus and in any prospectus supplements does not contain all of the information that you may find useful, you should read the documents relating to the securities that are described in this prospectus or in any applicable prospectus supplement. Please read "Where You Can Find More Information" to find out how you can obtain a copy of those documents.

     The applicable prospectus supplement will also contain the terms of a given offering, the initial offering price and our net proceeds. Where applicable, a prospectus supplement will also describe any material U.S. federal income tax considerations relating to the securities offered and indicate whether the securities offered are or will be listed on any securities exchange.

                         DESCRIPTION OF DEBT SECURITIES

     We may offer debt securities that constitute either senior or subordinated debt of Temple-Inland. We will issue senior debt securities under the senior debt indenture between Temple-Inland and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as trustee, dated as of September 1, 1986, as amended by the first supplemental indenture, dated as of April 15, 1988, the second supplemental indenture, dated as of December 27, 1990, and the third supplemental indenture, dated as of May 9, 1991. We will issue debt securities that will be subordinated debt under the subordinated debt indenture between Temple-Inland and JPMorgan Chase Bank, as trustee. This prospectus refers to each of the senior debt indenture and the subordinated debt indenture individually as the "indenture" and collectively as the "indentures." This prospectus refers to JPMorgan Chase Bank as the "trustee." We have filed the indentures as exhibits to the registration statement.

     THE FOLLOWING SUMMARIES OF CERTAIN PROVISIONS OF THE INDENTURES AND THE DEBT SECURITIES ARE NOT COMPLETE AND THESE SUMMARIES ARE SUBJECT TO THE DETAILED PROVISIONS OF THE APPLICABLE INDENTURE. FOR A FULL DESCRIPTION OF THESE PROVISIONS, INCLUDING THE DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS, AND

FOR OTHER INFORMATION REGARDING THE DEBT SECURITIES, SEE THE
INDENTURES. Wherever this prospectus refers to particular sections or defined terms of the applicable indenture, these sections or defined terms are incorporated by reference in this prospectus as part of the statement made, and the statement is qualified in its entirety by such reference. The indentures are substantially identical, except for the provisions relating to subordination and Temple-Inland's limitation on liens. Please read "-- Subordinated Debt" and "-- Certain Covenants of Temple-Inland."

GENERAL TERMS OF THE DEBT SECURITIES

     Neither of the indentures limit the amount of debt securities, debentures, notes, or other evidences of indebtedness that we may issue. The debt securities will be our unsecured senior or subordinated obligations. We are a holding company that conducts all of our operations through our subsidiaries. Therefore, our rights and the rights of our creditors, including holders of the debt securities, to participate in the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that Temple-Inland may itself be a creditor with recognized claims against the subsidiary. Our ability to pay principal and interest on the debt securities is, to a large extent, dependent upon dividends or other payments to us from our subsidiaries.

     The indentures provide that we may issue debt securities from time to time in one or more series and that we may denominate the debt securities and make them payable in foreign currencies. Special U.S. federal income tax considerations applicable to any debt securities denominated and payable in a foreign currency may be described in the applicable prospectus supplement.

TERMS YOU WILL FIND IN THE PROSPECTUS SUPPLEMENT

     The applicable prospectus supplement will provide information relating to the debt securities and the following terms of the debt securities, to the extent such terms are applicable to the debt securities described in a particular prospectus supplement:

     - classification as senior or subordinated debt securities;

     - ranking of the specific series of debt securities relative to other outstanding indebtedness, including the debt of our subsidiaries;

     - if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

     - the specific designation, aggregate principal amount, purchase price, and denomination of such debt securities;

     - currency or units based on or relating to currencies in which such debt securities are denominated or in which principal, interest and premium, if any, will or may be payable;

     - maturity date;

     - interest rate or rates, if any, or the method by which the rate will be determined;

     - the dates on which any interest will be payable;

     - the place or places where the principal of and interest, if any, on the debt securities will be payable;

     - any redemption or sinking fund provisions;

     - whether the debt securities will be issuable in registered or bearer form or both and, if debt securities in bearer form are issuable, restrictions applicable to the exchange of one form for another and to the offer, sale, and delivery of debt securities in bearer form;

     - whether we will issue the debt securities by themselves or as part of a unit together with other securities;

     - any applicable U.S. federal income tax consequences, including whether and under what circumstances we will pay additional amounts on debt securities held by a person who is not a U.S. person, as defined in the prospectus supplement, in respect of any tax, assessment, or governmental charge withheld or deducted, and if so, whether we will have the option to redeem such debt securities rather than pay such additional amounts;

     - any provisions for the remarketing of the debt securities by us or on our behalf;

     - if other than denominations of $1,000 and integral multiples thereof, the denominations;

     - any other specific terms of the debt securities, including any additional events of default or covenants with respect to such debt securities; and

     - any other terms consistent with the applicable indenture.

INTEREST RATE

     Debt securities that bear interest will do so at a fixed rate or a floating rate. We will sell, at a discount below the stated principal amount, any debt securities that bear no interest or that bear interest at a rate that at the time of issuance is below the prevailing market rate.

     The relevant prospectus supplement will describe the special U.S. federal income tax considerations applicable to:

     - any discounted debt securities; or

     - certain debt securities issued at par that are treated as having been issued at a discount for U.S. federal income tax purposes.

SENIOR DEBT

     We will issue under the senior debt indenture the debt securities that will constitute part of our senior debt. These senior debt securities will rank equally and ratably with all of our other unsecured and unsubordinated debt.

SUBORDINATED DEBT

     We will issue under the subordinated debt indenture the debt securities that will constitute part of our subordinated debt. These subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the subordinated debt indenture, to all of our "senior indebtedness." The subordinated debt indenture defines "senior indebtedness" as obligations (i.e., payments of principal, interest and a premium, if any) of, or guaranteed or assumed by, Temple-Inland for borrowed money or evidenced by bonds, debentures, notes, or other similar instruments, and amendments, renewals, extensions, modifications, and refundings of any such indebtedness or obligation, whether outstanding on the date of this prospectus or thereafter created, incurred, assumed or guaranteed, unless expressly provided that such indebtedness is not senior or prior in right of payment to subordinated debt. "Senior indebtedness" does not include nonrecourse obligations, the subordinated debt securities, or any other obligations specifically designated as being subordinate in right of payment to senior indebtedness.

     In general, the holders of all senior indebtedness are entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities upon the occurrence of certain events. These events include:

     - any insolvency or bankruptcy proceedings, or any receivership, assignment for the benefit of creditors, liquidation, reorganization, or other similar proceedings involving us or a substantial part of our property;

     - a default having occurred for the payment of principal, premium, if any, or interest on or other monetary amounts due and payable on any senior indebtedness or any other default having occurred concerning any senior indebtedness that permits the holder or holders of any senior indebtedness to accelerate the maturity of any senior indebtedness with notice or lapse of time, or both. This type of an event of default must have continued beyond the period of grace, if any, provided for this type of an event of default under the senior indebtedness, and this type of an event of default must not have been cured or waived or have ceased to exist; or

     - the principal of, and accrued interest on, any series of the subordinated debt securities having been declared due and payable upon an event of default contained in the subordinated debt indenture. This declaration must not have been rescinded and annulled as provided in the subordinated debt indenture.

CONVERSION OR EXCHANGE OF DEBT SECURITIES

     The applicable prospectus supplement will describe the terms, if any, on which a series of debt securities may be converted or exchanged into our common stock or preferred stock or depository shares. These terms will include whether the conversion or exchange is mandatory, is at our option or is at the option of the holder. We will also describe in the applicable prospectus supplement how we will calculate the number of securities that holders of debt securities would receive if they were to convert or exchange their debt securities, the conversion price, any other terms related to conversion and any anti-dilution protections.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

     Debt securities in bearer form are subject to special U.S. tax requirements and may not be offered, sold, or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Investors should consult the prospectus supplement in the event that bearer debt securities are issued for special procedures and restrictions that will apply to such an offering.

REGISTERED GLOBAL SECURITIES

     We may issue registered debt securities of a series in the form of one or more fully registered global securities. We will deposit the registered global security with a depositary or with a nominee for a depositary identified in the prospectus supplement relating to such series. We will then issue one or more registered global securities in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by the registered global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred, except as a whole in three cases:

     - by the depositary for the registered global security to a nominee of the depositary;

     - by a nominee of the depositary to the depositary or another nominee of the depositary; or

     - by the depositary or any nominee to a successor of the depositary or a nominee of the successor.

     The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement concerning any portion of the debt securities to be represented by a registered global security. We anticipate that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by the registered global security to the accounts of persons that have accounts with the depositary. These persons are referred to as "participants." Any underwriters or agents participating in the distribution of debt securities represented by the registered global security will designate the accounts to be credited. Only participants or persons that hold interests through participants will be able to beneficially own interests in a registered global security. The depositary for a global security will maintain records of beneficial ownership interests in a registered global security for participants. Participants or persons that hold through participants will maintain records of beneficial ownership interests in a global security for persons other than participants. These records will be the only means to transfer beneficial ownership in a registered global security.

     So long as the depositary for a registered global security, or its nominee, is the registered owner of a registered global security, the depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the applicable indenture. Except as set forth below, owners of beneficial interests in a registered global security:

     - may not have the debt securities represented by a registered global security registered in their names;

     - will not receive or be entitled to receive physical delivery of debt securities represented by a registered global security in definitive form; and

     - will not be considered the owners or holders of debt securities represented by a registered global security under the applicable indenture.

PAYMENT OF INTEREST ON AND PRINCIPAL OF REGISTERED GLOBAL SECURITIES

     We will make principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee as the registered owner of the registered global security. None of Temple-Inland, the trustee, or any paying agent for debt securities represented by a registered global security will have any responsibility or liability for:

     - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in such registered global security; or

     - maintaining, supervising, or reviewing any records relating to beneficial ownership interests.

     We expect that the depositary, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their beneficial interests in the principal amount of a registered global security as shown on the depositary's records. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing instructions and customary practices. This is currently the case with the securities held for the accounts of customers registered in "street name." We also expect that this payout will be the responsibility of participants.

EXCHANGE OF REGISTERED GLOBAL SECURITIES

     We will issue debt securities in definitive form in exchange for the registered global security if:

     - the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary; and

     - we do not appoint a successor depositary within 90 days.

     In addition, we may, at any time, determine not to have any of the debt securities of a series represented by one or more registered global securities. In this event, we will issue debt securities of a series in definitive form in exchange for all of the registered global security or securities representing these debt securities.

CERTAIN COVENANTS OF TEMPLE-INLAND

     The indentures contain certain covenants, including those summarized below, that will be applicable (unless waived or amended) so long as any of the debt securities are outstanding.

     Definitions. Certain defined terms used in the indentures are summarized as follows:

          "Attributable Debt" means, at the time of determination, the present value (discounted at the interest rate, compounded semi-annually, equal to the weighted average Yield to Maturity (as defined in the indenture) of the debt securities then outstanding under the applicable indenture, such average being weighted by the principal amount of the debt securities of each series or, in the case of Original Issue Discount Securities, such amount to be determined as provided in the definition of "Outstanding") of the obligation of a lessee for net rental payments during the remaining term of any lease (including any period for which such lease has been extended) entered into in connection with a Sale and Leaseback Transaction (as defined below).

          "Debt" means indebtedness for money borrowed.

          "Financial Services Subsidiary" means any Subsidiary principally engaged in banking (including mortgage banking), real estate development, insurance or a similar financial services business, including, without limitation, subsidiaries which conduct the activities engaged in at the date of the indenture by the Lumbermen's Investment Corporation and its subsidiaries and Temple-Inland Financial Services Inc.

          "Funded Debt" means Debt that by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than twelve months after the date of the creation of such Debt.

          "Mortgage" means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

          "Principal Manufacturing Facility" means any linerboard, corrugating medium, paperboard, paper or pulp mill any paper converting plant of Temple-Inland or any Subsidiary that is located within the United States of America, other than any such mill or plant or portion thereof (1) that is financed by obligations issued by a State, a territory or a possession of the United States of America, or any political subdivisions of any of the foregoing, or the District of Columbia, the interest on which is excludable from gross income of the holders thereof pursuant to the provisions of
     Section 103(a)(1) of the Internal Revenue Code (or any successor to such provision) as in effect at the time of issuance of such obligations, or (2) that, in the opinion of the board of directors of Temple-Inland, is not of material importance to the total business conducted by Temple-Inland and its Subsidiaries as an entirety.

          "Subsidiary" of Temple-Inland means any corporation at least a majority of whose outstanding voting stock shall at the time be owned, directly or indirectly, by Temple-Inland or by one or more of its Subsidiaries, or both.

          "Timberlands" means at any time property in the United States of America that contains standing timber which is, or upon completion of a growth cycle than in process is expected to become, of a commercial quantity and of merchantable quality.

     Limitations on Liens. We will not, nor will we permit any of our subsidiaries to, issue, assume, or guarantee any Debt that is secured by a Mortgage upon any Timberlands or Principal Manufacturing Facility, now owned or later acquired, without providing that the debt securities (together with, at our option, any of our other indebtedness ranking equally with the debt securities) shall be secured equally and ratably with (or prior to) such Debt. These restrictions shall not apply to:

     - Mortgages on any property acquired, constructed, or improved by us or any of our subsidiaries that are created or assumed within 180 days after such acquisition (or in the case of property constructed or improved, after the completion and commencement of commercial operation of the property, whichever is later) to secure or provide for the payment of the purchase price or cost of
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

       the construction or improvements, or existing Mortgages on property acquired, provided that such Mortgages shall not apply to any property previously owned by us or any of our subsidiaries other than unimproved real property,

     - Mortgages on any property acquired from a corporation that is merged with or into us or one of our subsidiaries or Mortgages outstanding at the time any corporation becomes one of our subsidiaries,

     - Mortgages in favor of us or any of our subsidiaries,

     - Mortgages granted or incurred by any Financial Services Subsidiary, or

     - any extension, renewal or replacement in whole or in part, of any Mortgage referred to in the clauses above; provided that the amount of Debt secured by the Mortgage is not increased.

     The following types of transactions, among others, shall not be deemed to create Debt secured by a Mortgage:

     - the Mortgage, sale, or other transfer of timber in connection with an arrangement under which we or one of our subsidiaries are obligated to cut such timber in order to provide the mortgagee or transferee with a specified amount of money, however determined, and

     - Mortgages in favor of governmental bodies of the United States or any state thereof to secure advance, progress, or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such Mortgages.

     We or any of our subsidiaries may, however, without securing the debt securities, issue, assume, or guarantee secured Debt (which would otherwise be subject to the foregoing restrictions) in an aggregate amount that, together with all other such Debt and the Attributable Debt in respect of Sale and Leaseback Transactions (other than Sale or Leaseback Transactions the proceeds of which have been applied to the retirement of debt securities or Funded Debt), does not at the time exceed 10% of the net tangible assets of Temple-Inland and its consolidated subsidiaries as of the latest fiscal year.

     "Net tangible assets" is defined as the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense (to the extent included in said aggregate amount of assets) and other like intangibles, all as set forth on the most recent consolidated balance sheet of Temple-Inland and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

     Limitation on Sale and Leaseback Transactions. We will not, nor will we permit any subsidiary to, enter into any arrangement with any person providing for the leasing to us or a subsidiary of any Timberlands or any Principal Manufacturing Facility (except for temporary leases for a term of not more than three years), which property has been owned and, in the case of any such Principal Manufacturing Facility, has been placed in commercial operation for more than 180 days by us or such subsidiary and has been or is to be sold or transferred by us or such subsidiary to such person (referred to as a "Sale and Leaseback Transaction"), unless either:

     - we or the subsidiary would be entitled to incur Debt secured by a Mortgage on the property to be leased in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the debt securities; or

     - we will apply an amount equal to the fair value (as determined by our board of directors) of the property so leased to the retirement, within 180 days of the effective date of any such Sale and Leaseback Transaction, of debt securities or of Funded Debt of ours that ranks on a parity with the debt securities.

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

     Limitation on Debt of Subsidiaries. We will not permit any subsidiary to issue, assume, or guarantee any Debt except for:

     - Debt secured by a Mortgage permitted as described under "Limitation on Liens" above;

     - Debt of a corporation existing at the time the corporation is merged into or consolidated with, or disposes of all or substantially all of its properties (or those of a one of its divisions) to, a subsidiary;

     - Debt of a corporation existing at the time the corporation first becomes a subsidiary;

     - Debt to, or held by, us or one of our subsidiaries;

     - Debt existing on the date of the indenture;

     - Debt created in connection with, or with a view to, compliance by the subsidiary with the requirements of any program adopted by any federal, state, or local governmental authority and applicable to the subsidiary and providing financial or tax benefits to the subsidiary that are not available directly to us;

     - Debt incurred to pay all or any part of the purchase price or cost of construction of property (or additions, substantial repairs, alterations, or substantial improvements to the property) or equipment, provided such Debt is incurred within one year of the acquisition or completion of construction (or alteration or repair) and full operation of such property, provided, further, in respect of such additions, substantial repairs, alterations, or substantial improvements, that the amount of such Debt may not exceed the expense incurred to construct such additions, repairs, alterations, or improvements;

     - Debt to a public entity on which the interest payments are exempt from federal income tax under Section 103 of the Internal Revenue Code (or any successor to such provision);

     - Debt of a Financial Services Subsidiary; and

     - any extension, renewal, or replacement of any Debt referred to above, provided that the amount of Debt issued is not increased.

     Notwithstanding these restrictions, any subsidiary may issue, assume, or guarantee Debt that would otherwise be subject to these restrictions in an aggregate principal amount that, together with all other Debt of our subsidiaries that would otherwise be subject to the foregoing restrictions, does not at any one time exceed 10% of the net tangible assets of Temple-Inland and its consolidated subsidiaries as of the latest fiscal year.

     Limitation on Transfers of Timberlands or Principal Manufacturing Facilities to Financial Services Subsidiaries. We will not, nor will we permit any subsidiary (other than a Financial Services Subsidiary) to, sell, transfer, or otherwise dispose of any Timberlands or any Principal Manufacturing Facility to any Financial Services Subsidiary other than for cash or other consideration that, in the opinion of our board of directors, constitutes fair value for such Timberlands or such Principal Manufacturing Facility.

CONSOLIDATION, MERGER, SALE, OR CONVEYANCE

     The indentures provide that we may not consolidate with or merge into any other corporation or convey or transfer our properties and assets substantially as an entirety to any person, unless:

     - the successor corporation is a corporation organized and existing under the laws of the United States or any state or the District of Columbia, that expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and any interest on, all the debt securities and the performance of every covenant in the indentures to be performed or observed by us;

     - immediately after giving effect to the transaction, no event of default (as defined below), and no event that, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

     - we shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that the consolidation, merger, conveyance, or transfer and the supplemental indenture comply with these provisions.

     In case of any such consolidation, merger, conveyance, or transfer, the successor corporation will succeed to, and be substituted for, Temple-Inland under the indenture, with the same effect as if it had been named in the indenture as Temple-Inland.

EVENTS OF DEFAULT

     Each indenture defines an "event of default" with respect to the debt securities of any series to mean any of the following:

          (1) failure to pay any interest on any of the debt securities when due for a continuous period of 30 days;

          (2) failure to pay the principal of, or any premium on, any of the debt securities at maturity;

          (3) acceleration of the maturity of, or failure to pay at maturity, any Funded Debt of Temple-Inland in excess of $10,000,000;

          (4) failure to make payment under any sinking or purchase fund or analogous obligation due under the terms of the debt securities;

          (5) failure to perform any of our covenants, or a breach of any of our warranties, contained in the indenture for the benefit of any of the debt securities, for a continuous period of 90 days after written notice has been given as specified in the indenture;

          (6) certain events of bankruptcy, insolvency, or reorganization affecting us; and

          (7) any other event of default provided in any supplemental indenture under which the debt securities are issued or in the form of security for the debt securities.

     A default under other indebtedness of ours will not necessarily be a default under either indenture, and a default under one series of debt securities under the indenture will not necessarily be a default under any other series of debt securities.

     The indentures provide that if an event of default described in clauses
(1), (2), (4), (5), or (7) above shall have occurred and be continuing with respect to any series of the debt securities (and if the event of default relates to clauses (5) or (7) and is with respect to less than all of the series of debt securities outstanding under such indenture), then either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount, and any interest accrued on, all outstanding debt securities of that series to be due and payable immediately. If an event of default described in clauses (5) or
(7) (and if the event of default relates to clauses (5) or (7) and is with respect to all series of debt securities issued under such indenture), or (3) or
(6) above shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of all series of debt securities outstanding (treated as one class) may declare the principal amount, and any interest accrued on, all series of the debt securities then outstanding to be due and payable immediately. After any acceleration, but before a judgment or decree based on that acceleration, the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding may, under certain circumstances, rescind and annul that acceleration if all events of default, other than the non-payment of accelerated principal or interest, or other specified amount, have been cured or waived as provided in the indenture.

     The trustee must give to the holders of the debt securities of any series notice of all uncured defaults known to it with respect to the debt securities within 90 days after such a default occurs. In the case of a default in the payment of principal of, or any premium on, or any interest on, any of the debt securities of that series, the trustee will be protected in withholding this notice if it in good faith determines that the withholding of this notice is in the interests of the holders of the debt securities of the applicable series. Furthermore, for an event of default described in clause (5) above, no notice will be given to the holder of the debt securities of that series until at least 90 days after the event.

     No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy provided by the indenture, unless:

     - the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

     - the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and those holders have offered reasonable indemnity, to the trustee to institute the proceeding in respect of the event of default; and

     - the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with that request, within 60 days after that notice, request and offer.

     The holders of a majority in aggregate principal amount of the debt securities then outstanding under the applicable indenture will have the right, subject to certain limitations, to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities. If an event of default occurs and is continuing, the trustee, in exercising its rights and powers, will be required to use the degree of care of a prudent person in the conduct of such person's own affairs. The trustee will not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the indenture unless it has reasonable grounds for believing that repayment of those funds, or adequate indemnity against that risk or liability, is reasonably assured to it.

     We must furnish to the trustee, within 120 days after the end of each fiscal year, a brief certificate of our compliance with all of the conditions and covenants under the applicable indenture.

MODIFICATION OF THE INDENTURE

     With some exceptions, the indentures or the rights of the holders of the debt securities may be modified by us and the applicable trustee with the consent of the holders of a majority in aggregate principal amount of each series then outstanding affected by the modification. We may not make any of the following modifications:

     - change the maturity of principal of, or any installment of interest on, any security, or reduce the principal amount of or interest on any debt security, or change the method of computing the amount of principal of or interest on the debt security on any date or change any place of payment where, or the coin or currency in which, any debt security or interest on the debt security is payable, or impair the right to institute suit for the enforcement of any payment on or after its maturity;

     - reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any supplemental indenture, or the consent of whose holders is required for any waiver of compliance with specific provisions of the applicable indenture or specific defaults under the applicable indenture and their consequences; or

     - modify any of the provisions of specific sections of the applicable indenture, including the provisions summarized in this paragraph, except to increase any relevant percentage of holders or to provide that certain other provisions of the applicable indenture cannot be modified or waived without the consent of the holder of each outstanding debt security affected.

DEFEASANCE

     We will be deemed to have paid and discharged the entire indebtedness on all the outstanding debt securities by:

     - depositing with the applicable trustee:

      - an amount of funds sufficient to pay and discharge the entire indebtedness on all debt securities for principal and interest; or

      - such amount of direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government of the United States as will, together with the income to accrue on them without consideration of any reinvestment, be sufficient to pay and discharge the entire indebtedness on all debt securities for principal and interest; and

     - satisfying certain other conditions precedent specified in the indenture.

     In the event of any such defeasance, holders of debt securities would be able to look only to that trust fund for payment of principal of, and any interest on, their debt securities. To exercise the defeasance option, we, in addition to satisfying certain other conditions precedent specified in the indentures, are required to deliver to the trustee an opinion of counsel to the effect that the deposit of funds or obligations described above and related defeasance would not cause the holders of debt securities to recognize income, gain or loss for federal income tax purposes. This opinion of counsel must be accompanied by a ruling to that effect received from or published by the United States Internal Revenue Service.

GOVERNING LAW

     Each of the indentures provides that it and any debt securities issued thereunder are governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act otherwise applies.

CONCERNING THE TRUSTEE

     We may maintain customary banking relationships with JPMorgan Chase Bank, the trustee under the indentures, in the ordinary course of business.

     If an event of default, or an event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded, occurs the trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act with respect to debt securities offered under the senior debt indenture and any offered under the subordinated debt indenture. In such case, the trustee may be required to resign as trustee under either the senior debt indenture or the subordinated debt indenture and we would be required to appoint a successor trustee.

     At any time, the trustee under either indenture may resign or be removed by the holders of at least a majority in principal amount of any series of the outstanding debt securities of that indenture. If the trustee resigns, is removed or becomes incapable of acting as trustee, or if a vacancy occurs in the office of the trustee for any reason, a successor trustee will be appointed in accordance with the provisions of the indenture.

                          DESCRIPTION OF COMMON STOCK

     Our amended and restated certificate of incorporation provides that we have authority to issue up to 200,000,000 shares of common stock. As of March 21, 2002, there were 49,260,533 shares of common stock issued and outstanding, and options to purchase 4,494,273 shares of common stock under various stock and compensation incentive plans. The outstanding shares of our common stock are fully paid and nonassessable. The holders of our common stock are not entitled to preemptive or redemption rights, and shares of our common stock are not convertible into shares of any other class of capital stock. EquiServe Trust Company, N.A. is the transfer agent and registrar for our common stock.

DIVIDENDS

     Except for any preferential rights of holders of any preferred stock that may then be issued and outstanding and any other class or series of stock having a preference over the common stock, holders of our common stock are entitled to receive dividends when declared by our board of directors, from legally available funds.

VOTING RIGHTS

     Each holder of shares of our common stock is entitled to attend all special and annual meetings of our stockholders. The holders of our common stock have one vote for each share held on all matters voted upon by our stockholders, including the election of directors.

RIGHTS UPON LIQUIDATION

     In the event of a voluntary or involuntary liquidation, dissolution, or winding up of Temple-Inland, after the full preferential amounts are paid or set apart for payment to the holders of the preferred stock and any other class or series of stock having a preference over the common stock, the holders of our common stock will be entitled to receive all the remaining assets available for distribution ratably in proportion to the number of shares held by each.

PROVISIONS WITH POSSIBLE ANTI-TAKEOVER EFFECTS

     Various provisions of the Delaware General Corporation Law and our certificate of incorporation and by-laws, as well as the shareholder rights plan adopted by us and described below, may make more difficult the acquisition of control of Temple-Inland by means of a tender offer, open market purchases, a proxy fight or other means that are not approved by our board of directors.

CHARTER AND BY-LAW PROVISIONS

     We currently have the following provisions in our certificate of incorporation or by-laws that could be considered to be "anti-takeover" provisions:

     - an article in our by-laws providing for a classified board of directors divided into three classes, one of which is elected for a three-year term at each annual meeting of stockholders,

     - an article in our certificate of incorporation providing that directors cannot be removed except for cause and by the affirmative vote of a majority of the then-outstanding shares of all classes and series of stock entitled to vote in the election of directors (as used herein "voting stock"),

     - an article in our certificate of incorporation requiring the affirmative vote of at least 80% of the then-outstanding shares of voting stock for certain merger and asset sale transactions with any holder of 20% or more of the voting power of Temple-Inland (as used in this subsection, an "interested stockholder") or any affiliate or associate of any interested stockholder,

     - an article in our certificate of incorporation requiring the affirmative vote of at least 80% of the then-outstanding shares of voting stock for the issuance to any interested stockholder or any affiliate or associate of any interested stockholder any securities (other than upon conversion) that have an aggregate fair market value of $100,000,000 or more,

     - an article in our certificate of incorporation requiring the affirmative vote of at least 80% of the then-outstanding shares of voting stock for the adoption of any plan or proposal of liquidation or dissolution by or on behalf of any interested stockholder of any affiliate or associate of any interested stockholder,

     - an article in our certificate of incorporation requiring the affirmative vote of at least 80% of the then-outstanding shares of voting stock for any act by us that has the effect of increasing the proportionate share of the outstanding shares of any class or series of stock that is owned by an interested stockholder or any affiliate or associate of any interested stockholder, and

     - a by-law requiring stockholders to provide prior notice of nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders meetings.

BUSINESS COMBINATIONS UNDER DELAWARE LAW

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a business combination with us for three years following the date that person became an interested stockholder unless:

     - before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

     - upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting stock at the time the transaction commenced (excluding stock held by persons who are both directors and officers or by certain employee stock plans); or

     - on or following the date on which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock (excluding shares held by the interested stockholder).

     A business combination includes mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder.

SHAREHOLDER RIGHTS PLAN

     On February 20, 1999, we entered into a rights agreement with First Chicago Trust Company of New York, as rights agent, which currently provides for a dividend distribution of one-half of a right for each outstanding share of our common stock. The rights trade automatically with shares of common stock and become exchangeable only under the circumstances described below. The rights are designed to protect our and our stockholders' interests against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with our board of directors prior to attempting a takeover and to provide the board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by our board of directors.

     Until a right is exercised, the right does not entitle the holder to additional rights as a stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right entitles its holders to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise or purchase price of $200 per right, subject to adjustment. Each one one-hundredth of a share of Series A Junior Participating Preferred Stock entitles the holder to receive quarterly dividends payable in cash of an amount per share equal to the greater of:

     - $1.00, or 100 times the aggregate per share amount of all cash dividends; plus

     - 100 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in shares of common stock, declared on our common stock during the period immediately preceding the quarterly dividend period.

     The dividends on the Junior Participating Preferred Stock are cumulative. Holders of Junior Participating Preferred Stock have voting rights entitling them to 100 votes per share on all matters submitted to a vote of our stockholders.

     In general, the rights will not be exercisable until the distribution date, which is the earlier of (1) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of our outstanding shares of common stock, or (2) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 25% or more of our outstanding shares of common stock. Below we refer to the person or group acquiring at least 20% of our common stock as an acquiring person.

     Upon the occurrence of certain events set forth in the rights agreement, including: (1) that a person or group becomes the beneficial owner of 25% or more of our outstanding common stock, (2) we become the surviving corporation in a merger with an acquiring person and the common stock is not changed or exchanged, (3) an acquiring person engages in one or more self-dealing transactions as set forth in the rights agreement, or (4) during such time as there is an acquiring person, an event occurs that results in the ownership interest of such acquiring person being increased by more than 1%, then each holder of a right will have the right to exercise and receive common stock having a value equal to two times the exercise price of the right. The exercise price is the purchase price times the number of shares of common stock associated with each right. Any rights that are at any time beneficially owned by an acquiring person will be null and void and any holder of such right will be unable to exercise or transfer the right.

     In the event that someone becomes an acquiring person and either (1) we are acquired in a merger or other business combination transaction in which we are not the surviving corporation or the common stock is changed or exchanged, or
(2) more than 50% of our assets or earning power is sold or transferred, each right becomes exercisable and each right will entitle its holder to receive common stock of the acquiring company having a value equal to two times the exercise price of the right.

     The rights will expire at the close of business on February 20, 2009, unless we redeem them before that time. At any time after the date of the rights agreement until 10 days following the stock acquisition date, as defined in the rights agreement, we may redeem the rights in whole, but not in part, at a price of $0.01 per right. Prior to the distribution date, we may amend the rights agreement in any respect without the approval of the rights holders. However, after the distribution date, the provisions of the rights agreement may not be amended in any way that would adversely affect the holders of rights (other than any acquiring person or group) or cause the rights to again become redeemable. The Junior Participating Preferred Stock ranks junior to all other series of our preferred stock as to the payment of dividends and the distribution of assets unless the terms of any such other series specify otherwise.

     You should refer to the applicable provisions of the rights agreement, which is incorporated by reference to Exhibit 1 to our Form 8-A filed on February 19, 1999. Please read "Where You Can Find More Information" to find out how you can obtain a copy of the rights agreement.

                         DESCRIPTION OF PREFERRED STOCK

     The following description discusses the general terms of the preferred stock that we may issue. The prospectus supplement relating to a particular series of preferred stock will describe certain other terms of such series of preferred stock. If so indicated in the prospectus supplement relating to a particular series of preferred stock, the terms of any such series of preferred stock may differ from the terms set forth below. The description of preferred stock set forth below and the description of the terms of a particular series of preferred stock set forth in the applicable prospectus supplement are not complete and are qualified in their entirety by reference to our certificate of incorporation and to the certificate of designation relating to that series of preferred stock.

AUTHORITY OF THE BOARD TO ISSUE PREFERRED STOCK

     Under our amended and restated certificate of incorporation we are authorized to issue up to 25,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. Our board of directors may authorize the issuance of preferred stock in one or more series and may fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. On the date of this prospectus, no shares of preferred stock were outstanding, but 1,000,000 shares of preferred stock, designated as Series A Junior Participating Preferred Stock, were authorized and reserved for issuance under the shareholder rights plan discussed above under "Description of Common Stock -- Shareholder Rights Plan."

     You should refer to the prospectus supplement relating to the series of preferred stock being offered for the specific terms of that series, including:

     - the title of the series and the number of shares in the series;

     - the price at which the preferred stock will be offered;

     - the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate;

     - the voting rights, if any, of the holders of shares of the preferred stock being offered;

     - the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered;

     - the liquidation preference per share;

     - the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

     - the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

     - any listing of the preferred stock being offered on any securities exchange;

     - whether interests in the shares of the series will be represented by depositary shares;

     - a discussion of any material U.S. federal income tax considerations applicable to the preferred stock being offered;

     - the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

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

     - any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs; and

     - any additional rights, preferences, qualifications, limitations and restrictions of the series.

     The preferred stock of each series will rank senior to the common stock and the Series A Junior Participating Preferred Stock in priority of payment of dividends, and in the distribution of assets in the event of any liquidation, dissolution or the winding up of our affairs, to the extent of the preferential amounts to which the preferred stock of the respective series will be entitled.

     Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds. Holders of preferred stock will not have any preemptive rights.

     The transfer agent and registrar for the preferred stock will be identified in the applicable prospectus supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may elect to offer fractional interests in shares of preferred stock, rather than offer whole shares of preferred stock. If we choose to do this, we will provide for the issuance by a depositary to the public of receipts for depositary shares. Each depositary share will represent fractional interests of a particular series of preferred stock.

     The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company, which we will select. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $500,000,000. The prospectus supplement relating to a series of depositary shares will state the name and address of the depositary. Unless otherwise provided by the deposit agreement, each owner of depositary shares will be entitled, in proportion to the applicable fractional interests in shares of preferred stock underlying the depositary shares, to all the rights and preferences of the preferred stock underlying the depositary shares including dividend, voting, redemption, conversion and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional interests in shares of the related series of preferred stock in accordance with the terms of the offering described in the applicable prospectus supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received in respect of preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the numbers of depositary shares owned by the holders on the relevant record date. The depositary will distribute only an amount, however, that can be distributed without attributing to any holder of depositary shares a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

     If there is a non-cash distribution, the depositary will distribute property received by it to the record holders of depositary shares entitled to it, unless the depositary determines that it is not feasible to make the distribution. If this happens, the depositary may, with our approval, sell the property and distribute the net sale proceeds to the holders. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights that we offer to holders of the preferred stock will be made available to the holders of depositary shares.

REDEMPTION OF DEPOSITARY SHARES

     If a series of the preferred stock underlying the depositary shares is redeemed in whole or in part, the depositary shares will be redeemed from the redemption proceeds received by the depositary. The depositary will mail notice of redemption not less than 30, and not more than 60, days before the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing on the depositary's books. The redemption price for each depositary share will be equal to the applicable fraction of the redemption price for each share payable with respect to the series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem on the same redemption date the number of depositary shares relating to the shares of preferred stock so redeemed. If less than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionally as may be determined by the depositary.

     After the date fixed for redemption, the depositary shares called for redemption will no longer be considered outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the money, securities or other property payable upon the redemption and any money, securities or other property to which the holders of the redeemed depositary shares were entitled upon surrender to the depositary of the depositary receipts evidencing the depositary shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to the preferred stock. Each record holder of depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary how to exercise the voting rights pertaining to the number of shares of preferred stock underlying the holder's depositary shares. The depositary will endeavor, to the extent practicable, to vote the number of shares of preferred stock underlying the depositary shares in accordance with these instructions, and we will agree to take all action that the depositary may consider necessary in order to enable the depositary to vote the shares.

AMENDMENT AND TERMINATION OF DEPOSITARY AGREEMENT

     We may enter into an agreement with the depositary at any time to amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, the holders of a majority of the depositary shares must approve any amendment which materially and adversely alters the rights of the existing holders of depositary shares. We or the depositary may terminate the deposit agreement only if (1) all outstanding depositary shares issued under the agreement have been redeemed or (2) a final distribution in connection with any liquidation, dissolution or winding up has been made to the holders of the depositary shares.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering to us notice of its election to resign, and we may at any time remove the depositary. Any resignation or removal will take effect when a successor depositary has been appointed and has accepted the appointment. Appointment must occur within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $500,000,000.

MISCELLANEOUS

     The depositary will forward to the holders of depositary shares all reports and communications that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock. Neither the depositary nor Temple-Inland will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of Temple-Inland and the depositary under the deposit agreement will be limited to performance in good faith of their duties under the agreement and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless the holders provide them with satisfactory indemnity. They may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents they believe to be genuine.

                            DESCRIPTION OF WARRANTS

     We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

     The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

     - the title of the warrants;

     - the designation, amount and terms of the securities for which the warrants are exercisable;

     - the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

     - the price or prices at which the warrants will be issued;

     - the aggregate number of warrants;

     - any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

     - the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

     - if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

     - if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

     - any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

     - the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

     - the maximum or minimum number of warrants that may be exercised at any time; and

     - information with respect to book-entry procedures, if any.

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

EXERCISE OF WARRANTS

     Each warrant will entitle the holder of warrants to purchase for cash the amount of debt or equity securities, at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the debt or equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to the holders, a specified number of shares of common stock at a future date or dates. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula stated in the stock purchase contracts.

     The stock purchase contracts may be issued separately or as part of units that we call "stock purchase units." Stock purchase units consist of a stock purchase contract and either our debt securities or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts.

     The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner.

     The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will only be a summary, and you should read the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material U.S. federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

                           DESCRIPTION OF UPPER DECS

     We may issue Upper DECS obligating holders to purchase from us, and for us to sell to the holders, a specified number of shares of common stock at a specified price on a future date. Each Upper DECS is a stock purchase unit that will consist of a stock purchase contract and a senior note or other security or, after a successful remarketing, the specified pledged treasury securities or other security resulting from the remarketing. Each stock purchase contract underlying an Upper DECS, unless earlier terminated or earlier settled, obligates the holder to purchase, and us to sell, at a specified price a number of shares of our common stock determined by the settlement rate on the stock purchase date. A senior note or other security is pledged to secure the holders' obligations under the stock purchase contract to purchase our common stock.

     As described in the prospectus supplement relating to any Upper DECS, we will enter into a stock purchase contract agreement with a bank or trust company relating to any Upper DECS to act as agent for the holders of the Upper DECS. We will also enter into a pledge agreement with a bank or trust company as collateral agent for our benefit to secure the obligations of the holders of the Upper DECS. At the closing of the offering of any Upper DECS, the underwriters will purchase the Upper DECS. The purchase price of each Upper DECS will be allocated by us between the related stock purchase contract and the related senior note or other security. The senior notes or other securities will then be pledged to the collateral agent to secure the obligations owed to us under the stock purchase contracts.

     The prospectus supplement relating to any Upper DECS that we may offer will contain the specific terms of the Upper DECS. These terms may include:

     - the title of the Upper DECS;

     - the price at which the Upper DECS will be issued, which will determine the price per share of common stock at which the securities must be purchased and sold on the stock purchase date;

     - the settlement rate, or the mechanism or formula for setting the settlement rate, that will determine the aggregate number of newly issued shares of our common stock issuable upon settlement of the stock purchase contract on the stock purchase date;

     - the type, and if applicable, the principal amount, maturity and any initial or other interest rates of the senior notes or other underlying securities constituting part of the Upper DECS;

     - any anti-dilution adjustment provisions that will affect the number of shares of common stock receivable upon settlement of the stock purchase contracts on the stock purchase date;

     - any applicable U.S. federal income tax considerations applicable to the holding of or the exercise of any rights under the Upper DECS;

     - a discussion of the conditions necessary to effect a change in control or corporate reorganization and the effect these events would have on the terms of the Upper DECS;

     - the ability and procedures to create "Stripped DECS" from Upper DECS by withdrawing the pledged senior note or other security underlying the Upper DECS by substituting, as pledged securities, certain other specifically identified securities;

     - any payments that the holders of Upper DECS will receive;

     - the date and terms of settlement of the stock purchase contracts that form part of the Upper DECS, including the ability to settle the stock purchase contract earlier or upon the occurrence of specified conditions;

     - any terms related to the remarketing of the senior notes or other underlying securities that constitute part of the Upper DECS; and

     - any other terms of the Upper DECS, including terms, procedures and limitations relating to the modification of the Upper DECS.

CREATING STRIPPED DECS AND RECREATING UPPER DECS

     As described in the prospectus supplement relating to any Upper DECS, holders of Upper DECS may be permitted to withdraw the pledged senior note or other securities underlying the Upper DECS by substituting, as pledged securities, specifically identified securities that will pay the amount due on the stock purchase date specified in the stock purchase contract. If a holder of Upper DECS elects to substitute identified securities as pledged securities, the pledged senior notes or other underlying securities will be released from the pledge agreement and delivered to the holder. The Upper DECS then become Stripped DECS. As described in the prospectus supplement relating to any Upper DECS, holders of Stripped DECS may be permitted to recreate Upper DECS by resubstituting the senior notes or other underlying securities or, after successful remarketing, the applicable specified securities underlying the Stripped DECS relating to any Upper DECS.

PAYMENTS

     As described in the prospectus supplement relating to any Upper DECS, holders of Upper DECS may receive interest payments on the senior notes or other underlying securities at a specified annual rate of the principal amount of the senior note or other underlying securities until a successful remarketing of the senior notes or other underlying securities. A holder of Stripped DECS will not be entitled to any such payments. A holder of senior notes or other underlying securities that holds them separate and apart from the Upper DECS will receive the interest payments payable on the senior notes or other underlying securities.

REMARKETING

     As described in the prospectus supplement relating to any Upper DECS, the senior notes or other underlying securities held by each holder of an Upper DECS may be subject to a remarketing. Holders of Upper DECS may be permitted to opt-out of any remarketing process. In any remarketing process, the proceeds will be used to purchase treasury or other identified securities that will be pledged to secure the obligations of the participating holder of Upper DECS under the related stock purchase contract. The redemption proceeds received on the pledged treasury or other identified securities underlying the Upper DECS of the holder will be used to satisfy the participating holder's obligation to purchase our common stock on the stock purchase date. We may enter into a remarketing agreement with a nationally recognized investment banking firm as remarketing agent, under which that firm will agree to use its commercially best efforts to sell the senior notes or other underlying securities that are included in the Upper DECS.

                 DESCRIPTION OF THE TRUST PREFERRED SECURITIES

     From time to time, the trusts may offer trust preferred securities representing undivided beneficial interests in the assets of the issuing trust. The trusts will use the proceeds from the sale of their trust preferred securities to purchase debt securities of Temple-Inland. Each trust preferred security will entitle the holder to receive cash distributions as described in this prospectus and the applicable prospectus supplement.

     The terms of the trust preferred securities will include those stated in the applicable declaration of trust (as it may be amended and restated from time to time) and those made a part of that declaration by the Trust Indenture Act of 1939.

     The prospectus supplement relating to trust preferred securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the particular trust issuing such trust preferred security;

     - the specific designation, number and purchase price of the trust preferred securities issued by the trust;

     - the annual distribution rate and any conditions upon which distributions are payable, the distribution payment dates, the record dates for distribution payments and the additional amounts, if any, that may be payable with respect to the trust preferred securities;

     - whether distributions will be cumulative or compounding and, if so, the dates from which distributions will be cumulative or compounded;

     - the amounts that will be paid out of the assets of the trust, after the satisfaction of liabilities to creditors of the trust, to the holders of trust preferred securities upon dissolution;

     - the trust's obligation or right to repurchase or redeem its trust preferred securities;

     - the liquidation amount per trust preferred security to be paid to the holders and any preference or subordination rights upon any voluntary or involuntary dissolution, winding-up, default or liquidation of the trust;

     - any voting rights of the trust preferred securities in addition to those required by law;

     - terms for any conversion or exchange of the debt securities or the trust preferred securities into other securities;

     - any rights to defer distributions on the trust preferred securities by extending the interest payment period on the debt securities;

     - any securities exchange, if applicable, upon which such trust preferred security shall be listed;

     - whether such trust preferred securities are issuable in book-entry form only and, if so, the identity of the depositary and disclosure relating to the depositary arrangements;

     - certain material U.S. federal income tax considerations applicable to any offering of trust preferred securities; and

     - any other relevant terms, rights, preferences, privileges, limitations or restrictions of the trust preferred securities.

GENERAL

     The regular trustees, on behalf of the trust and pursuant to the declaration of trust, will issue one class of trust preferred securities and one class of trust common securities. The trust securities will represent undivided beneficial ownership interests in the assets of the trust.

     Except as described in the applicable prospectus supplement, the trust preferred securities will rank equally, and payments will be made thereon proportionately, with the trust common securities. The proceeds from the sale of the trust preferred securities and trust common securities will be used by the trust to purchase a series of our debt securities with the same financial terms as the trust preferred and trust common securities. The property trustee of the trust will hold legal title to the debt securities in trust for the benefit of the holders of the trust securities. In addition, we will execute a guarantee agreement for the benefit of the holders of the trust preferred securities. The guarantee will not guarantee the payment of distributions (as defined below) or any amounts payable on redemption or liquidation of the trust preferred securities when the trust does not have the funds available to make such payments.

DISTRIBUTIONS AND DEFERRAL OF DISTRIBUTIONS

     The only source of cash available to either trust to make payments to the holders of its trust preferred securities will be payments received on the debt securities it purchased from us with the proceeds from the sale of its trust securities. If we fail to make a required payment in respect of such debt securities, the applicable trust will not have sufficient funds to make the related payments, including distributions, in respect of its trust preferred securities. Each of the trusts is a separate legal entity, and the assets of one are not available to satisfy the obligations of the other.

     If you purchase trust preferred securities of a trust, you are entitled to receive cash distributions at the rate specified in the applicable prospectus supplement. Unless we inform you otherwise in the applicable prospectus supplement, distributions will accumulate from the date the trust issues the trust preferred securities and will be paid in arrears on the dates we specify in the prospectus supplement. We may, however, defer distributions as described below.

     So long as no event of default on the series of debt securities has occurred and is continuing, we will have the right to defer interest payments on the debt securities held by a trust. If we elect to exercise such right, the trusts will defer distributions on the related trust preferred securities. During any time of deferral, distributions to which the holders of the trust preferred securities are entitled will continue to accumulate. We will describe in the applicable prospectus supplement any rights to defer distributions on the trust preferred securities by extending the interest payment period on the debt securities. We will also describe in the applicable prospectus supplement any limitations that may be imposed on us during any deferral period. We have no current intention to exercise our right to defer payments of interest on a series of our debt securities and, accordingly, distributions on the related trust preferred securities.

DISSOLUTION

     In general, unless we inform you otherwise in the applicable prospectus supplement, the holder of the trust common securities has the right to dissolve the trust at any time. If the trust is dissolved, after satisfaction of the trust's creditors, the trust may distribute debt securities on a proportionate basis to the holders of trust preferred and trust common securities.

VOTING RIGHTS

     Generally, except as described in any prospectus supplement, the holders of the trust preferred securities will not have any voting rights.

            DESCRIPTION OF THE TRUST PREFERRED SECURITIES GUARANTEE

     Temple-Inland will fully and unconditionally guarantee payments on the trust preferred securities as described in this section and in any applicable prospectus supplement. Such a guarantee will typically cover the following payments:

     - periodic cash distributions on the trust preferred securities out of funds held by the property trustee;

     - payments on dissolution of each trust; and

     - payments on redemption of trust preferred securities of each trust.

     The guarantee trustee will hold the guarantee for the benefit of the holders of trust preferred securities.

     We have summarized selected provisions of the guarantee below. This summary is not complete. For a complete description, we encourage you to read the specific terms of the guarantee contained in the applicable prospectus supplement.

GENERAL

     We will irrevocably and unconditionally agree to pay to the holders of trust preferred securities in full the following amounts to the extent not paid by the trust:

     - any accumulated and unpaid distributions and any additional amounts with respect to the trust preferred securities and any redemption price for trust preferred securities called for redemption by the trust, if and to the extent that we have made corresponding payments on the debt securities to the property trustee of the trust;

     - payments upon the dissolution of the trust equal to the lesser of:

      - the liquidation amount plus all accumulated and unpaid distributions and additional amounts on the trust preferred securities to the extent the trust has funds legally available for those payments; and

      - the amount of assets of the trust remaining legally available for distribution to the holders of trust preferred securities in liquidation of the trust.

     We will not be required to make these liquidation payments if:

     - the trust distributes the debt securities to the holders of trust preferred securities in exchange for their trust preferred securities; or

     - the trust redeems the trust preferred securities in full upon the maturity or redemption of the debt securities.

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

     We may satisfy our obligation to make a guarantee payment either by making payment directly to the holders of trust preferred securities or to the guarantee trustee for remittance to the holders or by causing the applicable trust to make the payment to them.

     Each guarantee is a guarantee from the time of issuance of the applicable series of trust preferred securities. THE GUARANTEE, HOWEVER, ONLY COVERS DISTRIBUTIONS AND OTHER PAYMENTS ON TRUST PREFERRED SECURITIES IF AND TO THE EXTENT THAT WE HAVE MADE CORRESPONDING PAYMENTS ON THE DEBT SECURITIES TO THE APPLICABLE PROPERTY TRUSTEE. IF WE DO NOT MAKE THOSE CORRESPONDING PAYMENTS ON THE DEBT SECURITIES, THE TRUST WILL NOT HAVE FUNDS AVAILABLE FOR PAYMENTS, AND WE WILL HAVE NO OBLIGATION TO MAKE A GUARANTEE PAYMENT.

     Our obligations under the declaration of trust for each trust, the guarantee, the debt securities and the associated indenture taken together will provide a full and unconditional guarantee of payments due on the trust preferred securities. We will describe the specific terms of the guarantee in a prospectus supplement.

COVENANTS

     In each guarantee, we will agree that, as long as any trust preferred securities issued by the applicable trust are outstanding, we will not make the payments and distributions described below if:

     - we are in default on our guarantee payments or other payment obligations under the related guarantee;

     - any trust enforcement event under the applicable declaration of trust has occurred and is continuing; or

     - we have elected to defer payments of interest on the related debt securities by extending the interest payment period and that deferral period is continuing.

     In these circumstances, we will agree that we will not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock;

     - make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities that rank equally with or junior in interest to the debt securities or make any guarantee payments with respect to any guarantee by us of the debt of any of our subsidiaries if such guarantee ranks equally with or junior in interest to the debt securities.

     However, even during such circumstances, we may:

     - purchase or acquire our capital stock in connection with the satisfaction by us of our obligations under any employee benefit plans or pursuant to any contract or security outstanding on the first day of any extension period requiring us to purchase our capital stock;

     - reclassify our capital stock or exchange or convert one class or series of our capital stock for another class or series of our capital stock;

     - purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

     - declare dividends or distributions in our capital stock;

     - redeem or repurchase any rights pursuant to a rights agreement; and

     - make payments under the guarantee related to the trust preferred securities.

     In addition, as long as trust preferred securities issued by any trust are outstanding, we will agree that we will:

     - remain the sole direct or indirect owner of all the outstanding common securities of that trust, except as permitted by the applicable declaration of trust;
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

     - permit the trust common securities of that trust to be transferred only as permitted by the declaration of trust; and

     - use reasonable efforts to cause that trust to continue to be treated as a grantor trust for U.S. federal income tax purposes, except in connection with a distribution of debt securities to the holders of trust preferred securities as provided in the declaration of trust, in which case the trust would be dissolved.

AMENDMENT AND ASSIGNMENT

     We and the guarantee trustee may amend each guarantee without the consent of any holder of trust preferred securities if the amendment does not adversely affect the rights of the holders in any material respect. In all other cases, we and the guarantee trustee may amend each guarantee only with the prior approval of the holders of at least a majority of outstanding trust preferred securities issued by the applicable trust.

     We may assign our obligations under the guarantees only in connection with a consolidation, merger or asset sale involving us and permitted under the indenture governing the debt securities.

TERMINATION

     A guarantee will terminate upon:

     - full payment of the redemption price of all trust preferred securities of the applicable trust;

     - distribution of the related debt securities, or any securities into which those debt securities are convertible, to the holders of the trust preferred securities and trust common securities of that trust in exchange for all the securities issued by that trust; or

     - full payment of the amounts payable upon liquidation of that trust.

     Each guarantee will, however, continue to be effective or will be reinstated if any holder of trust preferred securities must repay any amounts paid on those trust preferred securities or under the guarantee.

STATUS

     Our obligations under each guarantee will be unsecured and effectively junior to all debt and preferred stock of our subsidiaries. BY ACCEPTANCE OF THE TRUST PREFERRED SECURITIES, A HOLDER AGREES TO ANY SUBORDINATION PROVISIONS AND OTHER TERMS OF THE RELATED GUARANTEE. We will specify in the applicable prospectus supplement the ranking of each guarantee with respect to our capital stock and other liabilities, including other guarantees.

     Each guarantee will be deposited with the guarantee trustee to be held for your benefit. The guarantee trustee will have the right to enforce the guarantee on your behalf. In most cases, the holders of a majority of outstanding trust preferred securities issued by the applicable trust will have the right to direct the time, method and place of:

     - conducting any proceeding for any remedy available to the applicable guarantee trustee; or

     - exercising any trust or other power conferred upon that guarantee trustee under the applicable guarantee.

     Each guarantee will constitute a guarantee of payment and not merely of collection. This means that the guarantee trustee may institute a legal proceeding directly against us to enforce the payment rights under the guarantee without first instituting a legal proceeding against any other person or entity.

     If the guarantee trustee fails to enforce the guarantee or we fail to make a guarantee payment, you may institute a legal proceeding directly against us to enforce your rights under that guarantee without first

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

instituting a legal proceeding against the applicable trust, the guarantee trustee or any other person or entity.

PERIODIC REPORTS

     We will be required to provide annually to the guarantee trustee a statement as to the performance of our obligations and our compliance with all conditions under the guarantees.

DUTIES OF THE GUARANTEE TRUSTEE

     The guarantee trustee normally will perform only those duties specifically set forth in the applicable guarantee. The guarantees do not contain any implied covenants. If a default occurs on a guarantee, the guarantee trustee will be required to use the same degree of care and skill in the exercise of its powers under the guarantee as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. The guarantee trustee will exercise any of its rights or powers under the guarantee at the request or direction of holders of the applicable series of trust preferred securities only if it is offered security and indemnity satisfactory to it.

               RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES,
                     THE DEBT SECURITIES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     To the extent set forth in the guarantee and to the extent funds are available, we will irrevocably guarantee the payment of distributions and other amounts due on the trust securities. If and to the extent we do not make payments on the debt securities, the trust will not have sufficient funds to pay distributions or other amounts due on the trust securities. The guarantee does not cover any payment of distributions or other amounts due on the trust securities unless the trust has sufficient funds for the payment of such distributions or other amounts. In such event, a holder of trust securities may institute a legal proceeding directly against us to enforce payment of such distributions or other amounts to such holder after the respective due dates. Taken together, our obligations under the declaration of trust for each trust, the debt securities, the indenture and the guarantee provide a full and unconditional guarantee of payments of distributions and other amounts due on the trust securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that provides a full and unconditional guarantee of the trust's obligations under the trust securities.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other amounts are made when due on the debt securities, such payments will be sufficient to cover distributions and payments due on the trust securities because of the following factors:

     - the aggregate principal amount of the debt securities will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

     - the interest rate and the interest and other payment dates on the debt securities will match the distribution rate and distribution and other payment dates for the trust securities;

     - we, as issuer of the debt securities, will pay, and the trust will not be obligated to pay, directly or indirectly, any costs, expenses, debts and obligations of the trust (other than with respect to the trust securities); and

     - the declaration of trust further provides that the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

     Notwithstanding anything to the contrary in the indenture, we have the right to set-off any payment we are otherwise required to make thereunder against and to the extent we have already made, or are concurrently on the date of such payment making, a related payment under the guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF TRUST PREFERRED SECURITIES

     The declaration of trust provides that if we fail to make interest or other payments on the debt securities when due (taking account of any extension period), the holders of the trust preferred securities may direct the property trustee to enforce its rights under the applicable indenture. If the property trustee fails to enforce its rights under the indenture in respect of an event of default under the indenture, any holder of record of trust preferred securities may, to the fullest extent permitted by applicable law, institute a legal proceeding against us to enforce the property trustee's rights under the indenture without first instituting any legal proceeding against the property trustee or any other person or entity. Notwithstanding the foregoing, if a trust enforcement event has occurred and is continuing and such event is attributable to our failure to pay interest, premium or principal on the debt securities on the date such interest, premium or principal is otherwise payable, then a holder of trust preferred securities may institute a direct action against us for payment of such holder's pro rata share. If a holder brings such a direct action, we will be entitled to that holder's rights under the applicable declaration of trust to the extent of any payment made by us to that holder.

     If we fail to make payments under the guarantee, a holder of trust preferred securities may institute a proceeding directly against us for enforcement of the guarantee for such payments.

LIMITED PURPOSE OF TRUST

     The trust preferred securities evidence undivided beneficial ownership interests in the assets of the trust, and the trust exists for the sole purpose of issuing and selling the trust securities and using the proceeds to purchase our debt securities. A principal difference between the rights of a holder of trust preferred securities and a holder of debt securities is that a holder of debt securities is entitled to receive from us the principal amount of and interest accrued on the debt securities held, while a holder of trust preferred securities is entitled to receive distributions and other payments from the trust (or from us under the guarantee) only if and to the extent the trust has funds available for the payment of such distributions and other payments.

RIGHTS UPON DISSOLUTION

     Upon any voluntary or involuntary dissolution of the trust involving the redemption or repayment of the debt securities, the holders of the trust securities will be entitled to receive, out of assets held by the trust, subject to the rights of creditors of the trust, if any, the liquidation distribution in cash. Because we are the guarantor under the guarantee and, as issuer of the debt securities, we have agreed to pay for all costs, expenses and liabilities of the trust (other than the trust's obligations to the holders of the trust securities), the positions of a holder of trust securities and a holder of debt securities relative to other creditors and to our stockholders in the event of liquidation or bankruptcy of Temple-Inland would substantially be the same.

                              PLAN OF DISTRIBUTION

     We may sell the securities through agents, underwriters or dealers, or directly to one or more purchasers.

     We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

     If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The
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

obligations of the underwriters to purchase the securities will be subject to the conditions stated in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities of that series are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     We may also sell securities directly to one or more purchasers without using underwriters or agents.

     One or more firms, referred to as "remarketing firms," may also offer or sell certain of the securities offered by this prospectus, if the prospectus supplement so indicates, in connection with a remarketing arrangement contemplated by the terms of the securities. Remarketing firms may act as principals for their own accounts or as agents. The applicable prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm's compensation. Remarketing firms may be deemed to be underwriters in connection with the remarketing of the securities.

     Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will identify any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their business.

     Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common stock, which is listed on the New York Stock Exchange and the Pacific Exchange. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

     Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

     We expect that the net proceeds from the sale of some of the securities under this registration statement will be used to reduce borrowings under our bank credit facility and that affiliates of some of the lenders under that facility will participate in offerings of the securities as underwriters. Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. will apply to any offering whose net proceeds will be used to reduce borrowings under the credit facility owed to affiliates of underwriters participating in the offering.

                                 LEGAL MATTERS

     M. Richard Warner, our General Counsel, and/or Skadden, Arps, Slate, Meagher & Flom LLP, Washington, D.C., will pass upon certain legal matters for Temple-Inland in connection with the securities offered by this prospectus. As of March 25, 2002, M. Richard Warner beneficially owned approximately 55,646 shares of our common stock, including options exercisable within 60 days to purchase 27,234 shares of common stock. Underwriters, dealers or agents, if any, who we will identify in a prospectus supplement, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.
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

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report (Form 10-K) for the year ended December 29, 2001, as set forth in their report, which is incorporated by reference in this registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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                                3,600,000 SHARES

                           [TEMPLE-INLAND INC. LOGO]

                                  COMMON STOCK

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                           , 2002

                                  ------------

                              SALOMON SMITH BARNEY
                                  UBS WARBURG
                            ABN AMRO ROTHSCHILD LLC
                               TD SECURITIES INC.

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